     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1998.
                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                          CLARK/BARDES HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          6311                         52-2103926
(State or other jurisdiction of  (Primary standard industrial          (I.R.S. Employer
Incorporation or organization)    classification code number)         Identification No.)

                             ---------------------

                          2121 SAN JACINTO, SUITE 2200
                            DALLAS, TEXAS 75201-7906
                           TELEPHONE: (214) 871-8717
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  W.T. WAMBERG
                             CHAIRMAN OF THE BOARD
                          2121 SAN JACINTO, SUITE 2200
                            DALLAS, TEXAS 75201-7906
                           TELEPHONE: (214) 871-8717
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   Copies to:

             TERRY M. SCHPOK, P.C.                            PHYLLIS G. KORFF, ESQ.
   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.                SUSAN J. SUTHERLAND, ESQ.
        1700 PACIFIC AVENUE, SUITE 4100              SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
            DALLAS, TEXAS 75201-4675                             919 THIRD AVENUE
                 (214) 969-2800                           NEW YORK, NEW YORK 10022-3897
                                                                  (212) 735-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

===============================================================================================================
                                                            PROPOSED MAXIMUM
               TITLE OF EACH CLASS OF                      AGGREGATE OFFERING               AMOUNT OF
             SECURITIES TO BE REGISTERED                        PRICE(1)                 REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value........................         $57,500,000                   $16,962.50
===============================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 12, 1998
PROSPECTUS
                                             SHARES

                               CLARK BARDES LOGO
                                  COMMON STOCK
                         ------------------------------
     All of the       shares of common stock, par value $0.01 per share (the
"Common Stock"), offered hereby (the "Offering") will be sold by Clark/Bardes Holdings, Inc. ("CBH"). Prior to the Offering, there has been no public market for CBH's Common Stock. It is currently anticipated that the initial public
offering price will be between $       and $       per share (the "Range"). For
a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting."

     Application will be made to list the Common Stock on the New York Stock Exchange.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

============================================================================================================
                                                                  UNDERWRITING
                                         PRICE TO PUBLIC          DISCOUNTS(1)         PROCEEDS TO CBH(2)
------------------------------------------------------------------------------------------------------------
Per Share...........................            $                       $                       $
------------------------------------------------------------------------------------------------------------
Total(3)............................            $                       $                       $
============================================================================================================

(1) CBH has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by CBH estimated at $750,000.
(3) W.T. Wamberg, CBH's chairman, has granted the Underwriters a 30-day option
    to purchase up to                additional shares of Common Stock on the
    same terms and conditions as set forth above, solely to cover over-allotments, if any. If the option is exercised in full, the total Price
    to Public will be $          and the total Underwriting Discounts and
    Commissions will be $          . CBH will not receive any of the proceeds
    from the sale of shares by Mr. Wamberg. See "Principal Stockholders" and "Underwriting."
                         ------------------------------
     The shares of Common Stock are offered subject to prior sale, when, as and if delivered to, and accepted by, the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject orders in whole or in part. It is expected that delivery
of the shares of Common Stock will be made on or about            , 1998, at the
offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167. BEAR, STEARNS & CO. INC.
                           PIPER JAFFRAY INC.
                                                 CONNING & COMPANY

               THE DATE OF THIS PROSPECTUS IS             , 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained herein and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Prospectus. Clark/Bardes Holdings, Inc., a Delaware corporation ("CBH"), and Clark/Bardes, Inc., a Delaware corporation and a wholly owned subsidiary of CBH ("Clark/ Bardes"), were formed in June 1998 in contemplation of the Offering and to effect the Reorganization (as defined below). As a result of the Reorganization, Clark/Bardes became the successor corporation to Clark/ Bardes, Inc., a Texas corporation (the "Predecessor Company"). Unless the context otherwise requires, all references in this Prospectus to the "Company" mean CBH together with its wholly owned subsidiary Clark/ Bardes and the predecessor of Clark/Bardes, and all such references relating to dates, periods or events prior to the Reorganization mean the Predecessor Company. Unless otherwise indicated, this Prospectus and all pro forma financial and statistical information set forth herein assumes the consummation of the Reorganization and no exercise of the Underwriters' over-allotment option. For the convenience of the reader, certain industry-specific terms have been defined in the Glossary contained elsewhere in this Prospectus, and any defined terms used herein and not otherwise defined shall have the meanings given in the Glossary.

                                  THE COMPANY

GENERAL

     Since the inception of the Predecessor Company in 1967, Clark/Bardes, the wholly owned operating subsidiary of CBH, has grown to become a leading designer, marketer and administrator of insurance-financed employee benefit programs to large corporations and community, regional and money center banks. The Company's clients use these sophisticated programs primarily to offset the costs of employee benefit liabilities and to supplement and secure benefits for key executives. The Company's revenue is earned primarily from (i) commissions paid to Clark/Bardes by the insurance companies that underwrite the policies underlying the Company's programs and (ii) fees paid by clients in connection with program design and the administrative services provided by the Company. Such commissions and fees are usually long term and recurring and are typically paid annually and extend over a period of ten years or more after the sale.

     The Company has experienced rapid growth since December 31, 1995. Effective September 1, 1997, the Predecessor Company acquired substantially all the assets, the client list and the book of business of Bank Compensation Strategies, Inc. ("BCS"), a Minnesota based company that designed, marketed and administered insurance-financed employee benefit programs and related compensation, salary and benefit plans for community and regional banks. Through sales generated by a group of specialized independent producers and the integration of the assets acquired from BCS, the Company has a customer base of 155 large corporate clients and 982 regional and community banks as of December 31, 1997. Additionally, the inforce insurance coverage underlying the Company's programs has increased from approximately $18.3 billion as of December 31, 1995 to approximately $43.8 billion as of December 31, 1997, representing a compound annual growth rate of 54.7%. Income from operations has grown from $2.2 million for the year ended December 31, 1995 to $5.2 million for the year ended December 31, 1997, representing a compound annual growth rate of 53.5%.

     Management believes additional growth opportunities exist and that Clark/Bardes' reputation as an industry leader, its comprehensive in-house expertise, sophisticated administrative systems, quality producers and strong relationships with insurance companies provide the Company with distinct competitive advantages. The Company intends to increase its market share by combining these strengths with its core competencies of (i) designing proprietary programs customized to meet clients' needs, (ii) providing outstanding client service, and (iii) responding quickly to develop new products and services brought about by regulatory and legislative changes. In addition, management believes that Clark/Bardes can be a leader in the consolidation of the highly fragmented insurance-financed employee benefit industry by offering liquidity, proprietary benefit and program designs and administrative support to the owners of smaller firms. Finally, management intends to leverage the Company's core competencies by entering into related markets such as compensation consulting and outsourcing of benefit plan administration services.

     The Company has developed the high quality administrative capabilities necessary to service the executive benefit and insurance programs marketed by the Company. At March 31, 1998, the Company administered approximately 180,000 benefit and insurance records for nearly 1,200 clients. At such date, the insurance policies underlying the Company's employee benefit programs represented a total of $44.3 billion of inforce insurance coverage. Of such total inforce insurance coverage in effect at March 31, 1998, 94.0% of the total dollar amount was issued by 22 insurers rated A+ or better by A.M. Best. Management believes that its strong relationship with these insurance companies is due to the Company's history of placing high-quality, high persistency policies.

     As of March 31, 1998, the Company was represented by 35 producers in 25 independently operated sales offices located throughout the United States. These producers and the Company's management will own an aggregate of approximately
     % of the outstanding Common Stock after giving effect to the Offering. See "Principal Stockholders."

INDUSTRY

     Beginning in the early 1980s, corporations and banks began using life insurance to offset the costs of employee benefit liabilities with greater frequency than in the past. Since that time, several large insurers, including AEGON, CIGNA, General American, Great-West and Nationwide, have committed significant resources to develop business-owned life insurance products for use in the insurance-financed employee benefit industry.

     The use of insurance to offset the costs of employee benefit liabilities historically has been affected by legislative change, both positive and negative. In the past, legislation has reduced the usefulness of traditional pension plans for highly-paid executives which, in turn, has increased the attractiveness of insurance-financed non-qualified benefit plans. On the other hand, legislation has limited interest deductibility on policy loans and restricted the use of business-owned life insurance to employees, officers, directors and 20-percent owners. The insurance-financed employee benefit industry will continue to be affected significantly by legislative change. Consequently, the Company believes that the ability to respond quickly to legislative initiatives is a competitive advantage to increase market share.

     The Company believes that historically the insurance-financed employee benefit industry has been dominated by a small number of successful producers and producer groups. Management believes that many of the once-dominant producers and producer groups have not kept pace with the numerous changes affecting the industry, and are currently faced with a decreasing market share and the inability to provide adequate administrative support to existing clients. The Company believes that those producers and producer groups who have not made the necessary and substantial investment in administrative systems and personnel will continue to experience difficulties in satisfying their clients' growing needs and demands and in meeting complex regulatory requirements. Finally, the Company also believes that the ever-changing legislative and economic environments require product development systems and personnel that are more sophisticated and cost intensive than most producers and producer groups are able to justify economically. Given the highly fragmented nature of the industry, management expects significant consolidation to occur in the future.

STRATEGY

     The Company's goal is to enhance its leadership role as a provider of innovative benefit and insurance solutions to corporations and banks throughout the United States. To accomplish this goal, the Company intends to focus on the following:

     - Leverage Market Reputation. The Company plans to leverage its reputation as an industry leader to expand current operations and to enter into related businesses.

     - Design Innovative Programs. The Company intends to use its expertise in program development to create and market innovative, customized programs in order to facilitate the Company's penetration of new markets and to satisfy the financial needs of its clients in a changing regulatory and economic environment.

     - Diversify Business. Management plans to identify and enter into related businesses in which the Company's core competencies can be profitably employed. Examples of related businesses include compensation consulting, outsourcing of benefit plan administrative services and marketing to the non-profit sector.

     - Enhance Administrative Capabilities. The Company intends to continue distinguishing itself from its competitors by enhancing its administrative capabilities, providing high quality administrative services and improving operating margins.

     - Pursue Consolidating Acquisitions. The Company intends to take advantage of the expected consolidation in the insurance-financed employee benefit market and implement the Company's design, distribution and service model on a wide-scale basis so as to increase market share, acquire producer and management talent, enter into new markets and improve operating margins through integration efficiencies.

     The Company intends to use a combination of plans to encourage ownership of CBH stock among its employees, producers and directors so as to further align their interests with those of CBH's stockholders. Examples of such plans include a commission reinvestment plan for producers, providing the opportunity for employees to purchase CBH stock through the Company's 401(k) plan and compensating the Board of Directors with CBH stock.

     The principal executive office of the Company is located at 2121 San Jacinto Street, Suite 2200, Dallas, Texas 75201-7906, and its telephone number is (214) 871-8717.

                                  THE OFFERING

Common Stock offered by CBH.........                    Shares

Common Stock to be outstanding after
the Offering........................                    Shares

Use of Proceeds.....................     For the payment of certain indebtedness
                                         of the Company, extinguishment of
                                         warrants, the consummation of a pending
                                         acquisition, amendment of Mr. Wamberg's
                                         Principal Office Agreement and general
                                         corporate purposes, including working
                                         capital and possible future
                                         acquisitions. See "Use of Proceeds,"
                                         "Reorganization," "Pending Acquisition"
                                         and "Certain Relationships and Related
                                         Transactions."

Proposed New York Stock Exchange
Symbol..............................

                           FORWARD-LOOKING STATEMENTS

     All statements other than statements of historical fact included in this Prospectus, including without limitation statements under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as those disclosed under "Risk Factors," including but not limited to difficulties associated with changes in tax legislation, dependence on key producers, the Company's dependence on persistency of existing business, credit risk related to renewal revenue, acquisition risks, competitive factors and pricing pressures, dependence on certain insurance companies, changes in legal and regulatory requirements and general economic conditions. Such statements reflect the current views of the Company's management with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth summary historical financial information and summary pro forma financial information of the Predecessor Company for the periods ended and as of the dates indicated. The summary historical financial information of the Predecessor Company set forth below as of and for each of the years ended December 31, 1993, 1994, 1995, 1996 and 1997 was derived from the audited financial statements of the Predecessor Company. The summary historical financial information of the Predecessor Company set forth below as of and for the three month periods ended March 31, 1997 and 1998 was derived from the Predecessor Company's unaudited financial statements which, in the opinion of management, reflect all normal recurring adjustments necessary for the fair presentation of such financial statements. The results of operations for the three month period ended March 31, 1998 are not necessarily indicative of the Predecessor Company's results of operations to be expected for the full year.

     The summary unaudited pro forma financial information of the Predecessor Company set forth below gives effect to the acquisition by the Predecessor Company of the business and substantially all the assets of BCS as if such acquisition had occurred as of the beginning of the period presented for the statement of income and other financial information, and as of the last day of the period presented for the balance sheet information. The summary unaudited pro forma financial information of the Predecessor Company set forth below does not purport to represent what the Predecessor Company's results of operations would have been if the BCS acquisition had actually occurred as of such dates or what such results will be for any future periods.

     The following historical and pro forma information of the Predecessor Company should be read in conjunction with information included elsewhere herein, including the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                        YEARS ENDED DECEMBER 31,
                                   -------------------------------------------------------------------
                                      1993        1994(1)         1995          1996         1997(2)
                                   ----------    ----------    -----------   -----------   -----------
STATEMENT OF INCOME INFORMATION:
 Total revenue...................          --(3)         --(3) $26,972,732   $33,243,155   $49,455,419
 Commission and fee expense......          --(3)         --(3)  16,890,862    21,049,704    32,439,092
                                   ----------    ----------    -----------   -----------   -----------
   Net revenue...................  $7,913,173    $7,343,507     10,081,870    12,193,451    17,016,327
 General and administrative
   expense.......................   6,919,933     7,236,896      7,868,997     8,554,420    11,506,335
 Amortization of intangibles.....          --            --             --            --       294,630
                                   ----------    ----------    -----------   -----------   -----------
   Income from operations........     993,240       106,611      2,212,873     3,639,031     5,215,362
 Interest and dividend income....     142,777       171,454        200,577       121,814       188,597
 Interest expense................     (49,367)      (29,396)        (6,903)           --    (1,111,995)
 Miscellaneous income
   (expense).....................      (1,169)     (100,498)       (86,292)      (25,416)        1,925
                                   ----------    ----------    -----------   -----------   -----------
   Total other income
     (expense)...................      92,241        41,560        107,382        96,398      (921,473)
                                   ----------    ----------    -----------   -----------   -----------
 Income (loss) before taxes......   1,085,481       148,171      2,320,255     3,735,429     4,293,889
 Income taxes(4).................      70,517         9,842        102,459       181,444        60,000
                                   ----------    ----------    -----------   -----------   -----------
       Net income (loss).........  $1,014,964    $  138,329    $ 2,217,796   $ 3,553,985   $ 4,233,889
                                   ==========    ==========    ===========   ===========   ===========
HISTORICAL PER SHARE INFORMATION:
 Basic earnings (loss) per
   share.........................  $      .17    $      .02    $       .39   $       .75   $      1.03
 Diluted earnings per share......         .17           .02            .39           .75           .99
BALANCE SHEET INFORMATION:
 Cash and cash equivalents.......  $2,242,595    $3,022,964    $ 3,968,307   $ 4,881,584   $ 3,782,941
 Total assets....................  10,294,798     7,152,186      9,886,651     8,525,454    36,901,890
 Current portion of long-term
   debt..........................          --            --             --            --     4,325,000
 Long-term debt, excluding
   current portion...............          --            --             --            --    32,838,143
 Total liabilities...............   4,222,603     1,991,611      4,099,197     4,714,055    42,581,510
 Stockholders' equity
   (deficit).....................   6,072,195     5,160,575      5,787,454     3,811,399    (5,679,620)(5)

                                        THREE MONTHS ENDED MARCH 31,
                                   --------------------------------------
                                      1997         1997          1998
                                     ACTUAL      PRO FORMA      ACTUAL
                                   ----------   -----------   -----------
STATEMENT OF INCOME INFORMATION:
 Total revenue...................  $5,510,415   $9,693,682    $13,754,466
 Commission and fee expense......   3,549,809    6,396,955      9,132,248
                                   ----------   -----------   -----------
   Net revenue...................   1,960,606    3,296,727      4,622,218
 General and administrative
   expense.......................   1,860,545    2,723,074      3,370,852
 Amortization of intangibles.....          --      220,973        220,973
                                   ----------   -----------   -----------
   Income from operations........     100,061      352,680      1,030,393
 Interest and dividend income....     100,100      108,917         75,087
 Interest expense................          --     (625,375)      (920,604)
 Miscellaneous income
   (expense).....................         146          146            300
                                   ----------   -----------   -----------
   Total other income
     (expense)...................     100,246     (516,312)      (845,217)
                                   ----------   -----------   -----------
 Income (loss) before taxes......     200,307     (163,632)       185,176
 Income taxes(4).................          --           --          2,000
                                   ----------   -----------   -----------
       Net income (loss).........  $  200,307   $ (163,632)   $   183,176
                                   ==========   ===========   ===========
HISTORICAL PER SHARE INFORMATION:
 Basic earnings (loss) per
   share.........................  $      .05   $     (.04)   $       .06
 Diluted earnings per share......         .05           --            .06
BALANCE SHEET INFORMATION:
 Cash and cash equivalents.......  $  737,159   $1,912,793    $ 4,723,227
 Total assets....................   3,720,431   30,261,848     33,405,641
 Current portion of long-term
   debt..........................          --    4,325,000      4,325,000
 Long-term debt, excluding
   current portion...............          --   24,000,000     31,388,143
 Total liabilities...............   1,708,725   26,911,411     38,824,143
 Stockholders' equity
   (deficit).....................   2,011,706    3,350,437     (5,418,502)(5)

---------------

(1) The results of operations in 1994 reflect lost renewal commissions and fees of $1,033,521 due to the cessation of operations and subsequent rehabilitation of Confederation Life Insurance Company. Such results included expenses incurred by the Predecessor Company to protect clients affected by the rehabilitation.

(2) Includes the results of operations attributable to the assets acquired from BCS for the period beginning September 1, 1997 (the effective date of the BCS acquisition) and ended December 31, 1997, and reflects the consummation of such acquisition.
(3) For the period presented, the Predecessor Company reported net revenue only and, therefore, total revenue and commission and fee expense amounts are not available.
(4) Income tax expense reflects the Predecessor Company's liability for state taxes. No provision for federal income taxes has been made because the Predecessor Company elected to be treated as an S corporation for federal income tax purposes prior to the Reorganization.
(5) Reflects the decrease in stockholders' equity resulting from repurchases of
    2.6 million shares of common stock by the Predecessor Company for aggregate consideration of approximately $14.0 million and distributions totaling $4.3 million to stockholders in 1997.

                                  RISK FACTORS

     The following factors, which may affect the Company's current position and future prospects, should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.

FEDERAL TAX LEGISLATION

     Federal tax laws create certain advantages for the purchase of life insurance products by individuals and corporations, and therefore the life insurance products underlying the benefit programs marketed by the Company are vulnerable to adverse changes in tax legislation. These life insurance products offer certain advantages, including that (i) the cash value of life insurance policies grow on a tax deferred basis until withdrawal and (ii) the death benefits of life insurance policies are received tax-free. In addition, loans can be made from insurance policies (other than modified endowment policies) without the imposition of tax.

     Amendments to the federal tax laws enacted in 1996 and 1997 have reduced the advantages of certain purchases of business-owned life insurance. With limited exceptions, the 1996 amendment eliminated the ability to deduct interest on loans against the cash value of life insurance policies. In 1997, legislation imposed an interest disallowance rule that applied to all business-owned life insurance except for policies placed on employees, officers, directors and 20-percent owners. The effect of the 1997 legislation was to reduce otherwise allowable interest deductions by a ratio of unborrowed cash value to all other assets.

     In February 1998, the Clinton administration proposed eliminating the "employee, officer and director" exception to the interest disallowance rule as a part of its budget proposal. If enacted, such proposal would significantly reduce the attractiveness of business-owned life insurance to companies that traditionally have high debt/equity ratios. Banks, due to the depositor/debtor relationship with their depositors, would in particular be negatively affected by the administration's proposal. To the extent that any tax law amendment is made retroactive, banks and other clients of the Company may lose the economic advantages of maintaining the policies underlying their benefit plans. This could result in significant surrenders of policies from which the Company currently derives commission and fee revenue. Although management believes that the Clinton administration's proposal, which is being considered in the current session of Congress, does not have widespread support in Congress, the Company is unable to predict the extent to which these or other amendments to existing laws will be adopted or the effect that any such amendments will have on the Company's business.

     No assurances can be given that the administration's proposal or other adverse tax proposals will not be enacted in the future. If the Code were to be amended to eliminate or reduce the tax-deferred status of the insurance programs marketed by the Company, the market demand for such programs would be materially adversely affected.

DEPENDENCE ON KEY PRODUCERS

     During 1997, approximately 75.0% of the Company's total revenue from the sale of business-owned life insurance was derived from the marketing activities of five offices operated by producers of the Company. The largest of these offices, The Wamberg Organization, accounted for approximately 23.0% of the Company's total revenue. The producers operating these offices have entered into producer agreements which include non-competition provisions for a period of time after termination of the agreements. However, the producer agreements are terminable by the producers with 90 days' written notice, and there is no assurance that such producers will maintain their relationship with the Company or the extent to which the non-competition provisions will be enforced in litigation. See "Business -- Distribution."

POTENTIAL LACK OF PERSISTENCY

     Companies purchase business-owned life insurance policies primarily to offset the costs of employee benefit liabilities. These policies usually show high persistency rates, in part because the policies contain early termination penalties and the tax laws typically provide unfavorable tax consequences to the corporate policyholders if the policies are terminated early. The high persistency rates are also due to the purpose of the underlying life insurance policies which are not typically used to fund benefits for specific individuals, but rather to offset the costs of a purchaser's employee benefit costs on an aggregate basis. Therefore, each policy is usually held to maturity (i.e., the death of the individual insured covered by such policy), regardless of whether the insured remains with the plan sponsor. High persistency rates are advantageous to the Company since the Company receives a substantial portion of its revenue in the form of renewal commissions and fees. If the business purchaser chooses to let a policy lapse, the Company does not receive any renewal commissions and fees after the policy lapses. Although the Company has historically experienced high persistency rates, there can be no assurance that these high persistency rates will continue in the future. See "Business -- Persistency."

DEPENDENCE ON KEY PERSONNEL

     The Company's performance is substantially dependent on the performance of its executive officers and key employees. The Company is dependent on the ability to retain and motivate high quality personnel, especially its management, producers and program development teams. The loss of the services of any of its key employees, particularly W.T. Wamberg, Chairman of the Board of Directors, Melvin G. Todd, President and Chief Executive Officer, and Richard C. Chapman, Executive Vice President, could have a material adverse effect on the Company's business, financial condition and operating results. There can be no assurance that the Company will be successful in retaining its key personnel. See "Business -- Competition" "-- Employees" and "Management."

CREDIT RISK RELATED TO RENEWAL REVENUE

     The Company designs and markets employee benefit programs typically financed by policies underwritten by insurance companies. The commissions payable to the Company for the sale of the insurance policies underlying the Company's programs are usually long term and recurring in nature, typically paid annually and extending over a period of ten years or more after the sale. Since the Company derives a substantial portion of its total revenue from renewal revenue, any financial difficulties encountered by, or the bankruptcy of, an insurance company from whom renewal revenue is due could cause the Company to realize less than the full amount of the renewal revenue to which it is entitled. The Company's inability to collect renewal revenue could have a material adverse effect on the Company's business, financial condition and results of operations.

ACQUISITION RISKS

     The Company completed the BCS acquisition in September 1997 and intends to pursue acquisitions of other complementary businesses. The Company is currently negotiating an acquisition of the assets of Schoenke & Associates Corporation and its affiliated companies. There can be no assurance, however, that the Company will be able to consummate or successfully integrate the operations of these or future acquisitions within its own operations. Acquisitions involve significant risks, including: (i) the diversion of management's time and attention to the negotiation of the acquisition and to the assimilation of the businesses acquired, (ii) the need to modify financial and other systems and add management resources, (iii) the potential liabilities of the acquired business,
(iv) unforeseen difficulties in the acquired operations and (v) the possible adverse short-term effects on the Company's business, financial condition and results of operations. Furthermore, there can be no assurance that any business acquired in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected. Other than as described elsewhere in this Prospectus, the Company has no other arrangements or understandings with any party with respect to any future acquisition. The Company, however, continues to monitor further potential acquisition opportunities. See "Pending Acquisition" and "Business -- Acquisition Strategy."

ABILITY TO GROW AND EXPAND PRODUCTS AND SERVICES

     The Company's growth strategy relies in part on its ability to increase its share of the insurance-financed employee benefit market. The Company intends to increase its market share by (i) growing its client base in existing product lines through superior sales, marketing, technology and administration, (ii) developing new related products and services, and (iii) acquiring competitors and related businesses. There can be no assurance that the Company will have the financial, managerial, administrative, marketing or other resources necessary to achieve these growth and acquisition objectives and to overcome difficulties associated with growth. If the Company were to encounter difficulties in implementing the growth, development or expansion of its products and services, such difficulties could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the success of the Company depends in large part on its ability to attract and retain highly skilled managerial, sales and marketing personnel. The Company also believes it will need to hire additional technical personnel to further enhance and develop its programs and services. Competition for such personnel is intense, and should the Company be unable to hire the necessary personnel, the development and sale of new or enhanced programs and services would likely be delayed or prevented. There can be no assurance that the Company will be able to attract, integrate and retain such highly skilled personnel. See "Business -- Strategy" and "Management."

COMPETITION

     The marketing, design and administration of insurance-financed employee benefit programs is highly competitive. The Company and its producers compete with a large number of insurance agents, life insurance brokers, third party administrators, producer groups and insurance companies, a number of whom have greater financial resources and can offer alternative programs. The Company's direct competitors include Compensation Resource Group, Harris Crouch Long Scott and Miller, Management Compensation Group, Newport Group, The Benefits Group and The Todd Organization. Furthermore, competition exists for producers and other marketers of life insurance products who have demonstrated sales ability. National banks, with their existing depositor bases for financial services products, may pose increasing competition in the future to companies who sell life insurance products, including the Company. Recent United States Supreme Court decisions have expanded the authority of national banks to sell life insurance products. See "Business -- Competition."

     Clark/Bardes competes for clients on the basis of reputation, client service, program and product offerings and the ability to tailor insurance products and administrative services to the specific needs of a client. Although certain competitors have access to proprietary programs and products unavailable to the Company and others offer lower prices for administrative services, management believes that the Company is in a superior competitive position in most, if not all, of the meaningful aspects of its business. Management does not consider its direct competitors to be its greatest competitive threat. Rather, management believes that the Company's most serious competitive threat will likely come either from large, diversified financial entities which are willing to expend significant resources to gain market share or from larger competitors that pursue an acquisition or consolidation strategy similar to that of the Company. See "Business -- Competition."

DEPENDENCE ON INSURANCE COMPANIES

     The Company depends heavily on a small number of insurance companies to underwrite the insurance policies underlying the programs it markets. More specifically, the Company currently utilizes approximately 14 life insurance companies to underwrite substantially all of the business-owned life insurance policies underlying the Company's programs. Further, eight insurance companies, AEGON, CIGNA, General American, Great-West, Nationwide, Phoenix Home Life, TMG Life and West Coast Life, accounted for approximately 75% of the Company's first year commission revenue for the year ended December 31, 1997. There is no assurance that these relationships will continue in the future or that the Company will be able to develop relationships with other insurance companies.

PRIOR SUBCHAPTER S STATUS

     Since 1989, the Predecessor Company elected to be treated for federal income tax purposes as an S corporation under Subchapter S of the Code. As a result, the Predecessor Company's historical earnings since 1989 have been taxed directly to the Predecessor Company's stockholders, at their individual federal and state income tax rates, rather than to the Predecessor Company (except for certain state taxes). Further, the Predecessor Company was required to comply with various Code provisions regarding restrictions on the issuance of classes of stock, organizational structure, stock ownership and other matters in order to maintain the Predecessor Company's status as an S corporation. In the event that the Predecessor Company failed to comply with any of the applicable Code provisions required to maintain S corporation status, the Predecessor Company would have been subject to corporate level tax and, therefore, could be required to incur a tax liability with respect to net income received by the Predecessor Company during any year in which it did not qualify as an S corporation. The Predecessor Company believes that it qualified as an S corporation since its election and, therefore, should not be subject to corporate level income tax (except in certain states) for any period since it filed its election. No assurance can be given that the Internal Revenue Service would not challenge the Predecessor Company's S corporation treatment and that a court would not sustain such challenge. If it were determined that the Predecessor Company did not qualify as an S corporation, the imposition of corporate income taxes on the Predecessor Company could have a material adverse effect on the Company's business, financial condition and results of operations. The Existing Stockholders have agreed to indemnify the Company under certain circumstances in the event that the Company is subject to corporate income tax liability for the Predecessor Company's failure to qualify as an S corporation. See "The Reorganization -- Termination of S Corporation Status".

ERRORS AND OMISSIONS

     The Company markets, designs and administers sophisticated financial products. Certain of the Company's employees provide accounting, legal, actuarial and other professional services in connection with marketing, designing and administering these programs. The Company's clients rely upon the services and interpretations rendered by the employees of the Company. To the extent any services or interpretations provided by the Company's employees prove to be inaccurate, the Company may be liable for the damages, and such liability, to the extent not covered by existing insurance, could have a material adverse effect on the Company's business, financial condition and results of operations.

PROTECTION OF PROPRIETARY PROGRAMS AND SERVICES

     The Company regards certain of its programs and services as proprietary. The Company relies primarily on a combination of intellectual property laws, confidentiality agreements and contractual provisions to protect its proprietary rights. Trade secret and copyright laws afford the Company limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the programs or services marketed by the Company or to obtain and use information that the Company regards as proprietary. There can be no assurance that the obligation to maintain the confidentiality of the Company's proprietary information will prevent disclosure of such information or that the proprietary programs marketed by the Company will not be independently developed by the Company's competitors.

GOVERNMENT REGULATION

     The insurance-financed employee benefit industry is subject to extensive regulation by state governments. Clark/Bardes operates in all 50 states through licenses held by Clark/Bardes or by its producers. In addition, the Company markets its insurance-financed employee benefit programs in the states of Ohio, Pennsylvania and Texas through entities licensed in those states for which the Company provides almost all services by means of administrative service agreements. In general, state insurance laws establish supervisory agencies with broad administrative and supervisory powers related to such matters as granting and revoking licenses, approving individuals and entities to whom commissions can be paid, licensing insurance agents, transacting business, approving policy forms and regulating premium rates for some lines of business. While the Company has not encountered regulatory problems in the past, no assurance can be given that the Company or its producers will not encounter regulatory problems in the future. See "Business -- Government Regulation" and "-- Ancillary Business Arrangements."

     While the federal government does not directly regulate the marketing of most insurance products, certain products, such as variable life insurance, must be registered under the federal securities acts and therefore the producers and the entities selling such products must be registered with the NASD. The Company markets such insurance products through an entity registered as a broker-dealer and over which the Company provides almost all services by means of administrative service agreements. While the Company has not encountered regulatory problems in the past, no assurance can be given that the Company or its producers will not encounter regulatory problems in the future. See "Business -- Government Regulation" and "Business -- Ancillary Business Relationships."

FLUCTUATIONS IN OPERATING RESULTS

     The Company may experience significant fluctuations in its results of operations, in particular when such results are compared on a consecutive quarterly basis. In particular, the Company recognizes a significant increase in both first year and renewal revenue in the fourth quarter due to the seasonality of employee benefit funding. In general, results of operations may fluctuate as a result of a number of factors, including the introduction of new or enhanced programs and services by the Company or its competitors, client acceptance or rejection of new programs and services, program development expenses, timing of significant sales, demand for the Company's administrative services, competitive, legislative and regulatory conditions in the insurance-financed employee benefit industry and general economic conditions. Many of these factors are beyond the Company's control.

     The sales cycles for the Company's programs and services are lengthy (generally between twelve to eighteen months), with first year revenue being derived from a small number of large cases and subject to a number of factors beyond the Company's control. For these and other reasons, the revenue of the Company is difficult to forecast, and the Company believes that comparing its consecutive quarterly results of operations is not necessarily meaningful or indicative of the results that the Company may achieve for any subsequent period. Thus, past operating results should not be considered a reliable indicator of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETING PROGRAMS AND PRODUCTS

     The Company's commission income and persistency rate are affected by certain general economic conditions and market factors such as changes in interest rates and stock prices. Interest rate fluctuations may have a significant effect on the sale and profitability of certain insurance-financed employee benefit programs marketed by the Company. For example, if interest rates rise, competing products may become more attractive to potential purchasers of the programs marketed by the Company. Further, a prolonged decrease in stock prices may have a significant effect on the sale and profitability of the Company's programs that are linked to stock market indices. Thus, economic conditions and other factors may negatively affect the popularity or economic attractiveness of the programs marketed by the Company. There can be no assurance that the Company will be able to compete with alternative products if economic conditions and inflationary increases make the programs marketed by the Company economically unattractive.

RELIANCE ON INFORMATION PROCESSING SYSTEMS

     The Company's ability to provide administrative services depends on its capacity to store, retrieve, process and manage significant databases, and expand and upgrade periodically its information processing capabilities. Interruption or loss of the Company's information processing capabilities through loss of stored data, breakdown or malfunctioning of computer equipment and software systems, telecommunications failure or damage caused by fire, tornadoes, lightning, electrical power outage or other disruption could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company has disaster-recovery procedures in place and insurance to protect against such contingencies, there can be no assurance that such insurance or services will continue to be available at reasonable prices, cover all such losses or compensate the Company for the possible loss of clients occurring during any period that the Company is unable to provide services. See "Business -- Administrative Services" and
" -- Technology and Administration."

YEAR 2000 ISSUES

     There is significant uncertainty regarding the effect of the Year 2000 problem because computer systems that do not properly recognize date sensitive information when the year changes to 2000 could generate erroneous data or altogether fail. The Company believes that the computer equipment and software used by the Company will function properly with respect to dates in the Year 2000 and thereafter. However, third parties that have relationships with the Company, including insurance companies and clients, may experience significant Year 2000 issues. These issues may have a serious adverse effect on the operations of such third parties, including a shut-down of operations for a period of time, which may, in turn, have a material adverse effect on the Company's business, financial condition and results of operations.

CONCENTRATION OF STOCK OWNERSHIP

     Upon completion of the Offering, Mr. Wamberg will own approximately      %
of the outstanding Common Stock (     % if the Underwriters' over-allotment
option is exercised in full) assuming the exercise of all existing options and other rights to acquire shares of Common Stock. As a result, Mr. Wamberg will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying, preventing, or deterring a change in control of the Company. See "Principal Stockholders."

ABSENCE OF PRIOR PUBLIC MARKET; DETERMINATION OF INITIAL PUBLIC OFFERING PRICE

     Prior to the Offering, there has been no public market for the Common Stock. Although the Company has applied to have the Common Stock approved for listing on the New York Stock Exchange, there can be no assurance that an active public market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price. If no active public market for the Common Stock develops, the trading price and liquidity of the Common Stock will be materially and adversely affected. The initial public offering price will be determined by negotiations among the Company and the Underwriters and may not be indicative of the trading price for the Common Stock after the Offering.

VOLATILITY OF TRADING PRICE

     The trading price of the Common Stock could fluctuate significantly in response to variations in the Company's operating results, changes in earnings estimates by securities analysts, changes in the Company's business and changes in general market or economic conditions. In addition, in recent years the stock market has experienced significant price and volume fluctuations. Such market fluctuations could have a material adverse effect on the trading price of the Common Stock.

SUBSTANTIAL DILUTION

     Based on an assumed offering price of $     per share (the assumed midpoint
of the Range), purchasers of Common Stock in the Offering will experience immediate and substantial dilution in the net tangible book value of their shares. Prior to the Offering, each share of Common Stock had a net tangible book value of ($9.09) After the Offering, each share of Common Stock will have a
net tangible book value of $          and the dilution to purchasers of Common
Stock in the Offering will be $     per share. See "Dilution."

POSSIBLE DILUTIVE EFFECT OF ISSUANCE OF ADDITIONAL SHARES

     After the Offering, the Company will have an aggregate of approximately shares of Common Stock authorized but unissued and not reserved for specific purposes. All of such shares may be issued without any action or approval by the Company's stockholders. Management intends to pursue actively acquisitions of competitors and related businesses and may issue shares of Common Stock in connection with these acquisitions. In addition, 540,830 shares of Common Stock are reserved under the Company's Stock Option Plan dated March 5, 1997 (the "Stock Option Plan"). Any shares issued in connection with future acquisitions, exercise of stock options or otherwise would further dilute the percentage ownership of the Company held by the investors in the Offering. See "Management -- Stock Option Plan" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the open market after the Offering, or the perception that such sales could occur, could adversely affect the trading price of the Common Stock. Immediately after the
Offering, Mr. Wamberg will hold 1,735,128 shares, representing      % of the
outstanding shares of Common Stock (     % if the Underwriters' over-allotment
option is exercised in full) and other principal stockholders will hold
1,436,980 shares, representing      % of the outstanding shares of Common Stock.
A decision by Mr. Wamberg or the other principal stockholders to sell shares of Common Stock could adversely affect the trading price of the Common Stock. Upon
consummation of the Offering, the Company will have        shares of Common
Stock outstanding. Of these shares, all shares sold in the Offering (other than shares, if any, purchased by affiliates of the Company) will be freely tradable. Of the remaining 3,222,010 shares, no shares will be freely transferable and no shares may be sold unless the sale is registered under the Securities Act, or an exemption from registration is available, including the exemption provided by Rule 144 under the Securities Act. The executive officers, directors and principal stockholders of the Company, including Mr. Wamberg, have agreed that, subject to certain limitations, for a period of 180 days following the date of this Prospectus, they will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell, grant any option to purchase or otherwise dispose of Common Stock or any securities convertible into or exchangeable for Common Stock. 540,830 shares of Common Stock have been reserved for issuance under the Stock Option Plan, 190,830 of which are issuable upon exercise of options outstanding at the date of this Prospectus, including options to purchase 83,333 shares exercisable as of the date of this Prospectus or that will become exercisable within 60 days after the date of this Prospectus. The Company plans to register on Form S-8 under the Securities Act the offering and sale of Common Stock issuable under the Stock Option Plan. See
"Management -- Stock Option Plan" and "Shares Eligible For Future Sale."

ANTI-TAKEOVER CONSIDERATIONS

     Certain provisions of CBH's Certificate of Incorporation (the "Certificate of Incorporation"), CBH's Bylaws (the "Bylaws") and the Delaware General Corporation Law ("DGCL") may have the effect of discouraging unsolicited proposals for the acquisition of CBH. Pursuant to the Certificate of Incorporation, CBH may issue shares of preferred stock in the future without stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, any such preferred stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, could have the effect of discouraging a third party's acquisition of a majority of the Common Stock. CBH has no present plans to issue any shares of preferred stock. In addition, CBH has adopted a stockholder rights plan that could further discourage attempts to acquire control of CBH. CBH's Bylaws provide that stockholders are entitled to call a special meeting only by a vote of holders of at least 66 2/3% of the total votes eligible to be cast by holders of Common Stock. In addition, the ability of the stockholders to consent in writing to the taking of any action in lieu of a meeting is denied. Any changes to provisions of the Certificate of Incorporation must be approved by a majority of the Board of Directors and, in certain cases, thereafter must be approved by a vote of holders of at least 66 2/3% of the total votes eligible to be cast by holders of Common Stock. The Bylaws may be amended or repealed by the affirmative vote of a majority of the directors or the affirmative vote of the holders of at least 66 2/3% of the votes eligible to be cast by holders of Common Stock with respect to such amendment or repeal. Finally, the DGCL restricts certain business combinations and provides that directors serving on staggered boards of directors may be removed only for cause unless the certificate of incorporation otherwise provides. In addition, the Bylaws provide that directors can be removed only for cause by a vote of holders of at least 66 2/3% of the total votes eligible to be cast by holders of Common Stock. See "Description of Capital Stock -- Anti-Takeover Considerations" and "-- Preferred Stock."

ABSENCE OF DIVIDENDS

     Following the Offering, CBH intends to retain any future earnings to fund growth and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

                               THE REORGANIZATION

OVERVIEW

     CBH and Clark/Bardes were formed in June 1998 in contemplation of the Offering and in order to effect the Reorganization. CBH was formed to be a holding company of Clark/Bardes and is not engaged in any business. Clark/Bardes was formed to be the operating company of CBH and is the successor corporation to Clark/Bardes, Inc., a Texas corporation formed in 1967.

     In connection with the Offering, each of CBH, Clark/Bardes and the Predecessor Company entered into a reorganization agreement (the "Reorganization Agreement") which provides for, among other things, (i) a merger of the Predecessor Company with and into Clark/Bardes (the "Merger") with each stockholder of the Predecessor Company (the "Existing Stockholders") receiving one-half of one share of Common Stock for each share of Predecessor Company common stock held by such Existing Stockholder, (ii) a restructuring of Clark/Bardes' 10.5% Senior Secured Notes due August 2002 and 11.0% Second Priority Senior Secured Notes due August 2004 (such notes are collectively referred to as the "Restructured Notes"), (iii) the conversion of Clark/Bardes' 8.5% Convertible Subordinated Notes due September 2007 into 813,559 shares of Common Stock, (iv) an extinguishment by the Company of warrants representing the right to purchase 1,525,424 shares of common stock of the Predecessor Company (such warrants are collectively referred to as the "Warrants"), (v) a restructuring of a grant of the Predecessor Company's common stock to Melvin Todd, the Company's Chief Executive Officer and President, (vi) an amendment with respect to the amount of renewal revenue due to The Wamberg Organization under the Principal Office Agreement between Clark/ Bardes and Mr. Wamberg,
(vii) the incorporation of a Texas entity formed for the purpose of marketing certain insurance products within the state of Texas, and (viii) the termination of certain agreements (all transactions specified in the Reorganization Agreement are collectively referred to as the "Reorganization"). See "Dilution," "Certain Relationships and Related Transactions."

TERMINATION OF S CORPORATION STATUS

     Since 1989, the Predecessor Company elected to be treated for federal income tax purposes as an S corporation under Subchapter S of the Code and as an S corporation for certain state corporate income tax purposes under certain comparable state laws. As a result, the Predecessor Company's historical earnings since 1989 have been taxed directly to the Predecessor Company's stockholders, at their individual federal and state income tax rates, rather than to the Predecessor Company (except for certain state taxes). Upon the consummation of the Reorganization, Clark/Bardes became subject to federal and state income taxation as a C corporation. At that time, Clark/Bardes recorded a deferred tax liability on its balance sheet, the amount of which depended upon timing differences between tax and book accounting. If the Predecessor Company's S corporation status had terminated as of December 31, 1997, the amount of the deferred tax liability would have been approximately $1.2 million. See "Capitalization."

     In connection with the termination of the Predecessor Company's S corporation status, the board of directors of the Predecessor Company declared a
dividend to the stockholders of record on           , 1998 in an amount equal to
$3.2 million, or $1.00 per share (the "Stockholder Distribution Amount"). The Stockholder Distribution Amount may be (i) decreased if the amount of the Predecessor Company's previously earned and undistributed taxable income immediately prior to the consummation of the Reorganization (such amount, the "AAA Amount") is less than the Stockholder Distribution Amount or (ii) increased if the Stockholder Distribution Amount is less than 42.6% of the taxable income for the period beginning January 1, 1998 and ending on the date the Reorganization is consummated. It is intended that the Stockholder Distribution Amount will be paid prior to the consummation of the Offering.

     As a part of the Reorganization, Clark/Bardes and the Existing Stockholders entered into a tax indemnification agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because Clark/Bardes will be fully subject to corporate income taxation after termination of the Predecessor Company's S corporation status, any reallocation of income and deductions between the period during which the Predecessor Company was treated as an S corporation and the period during which Clark/Bardes will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to ensure that taxes are borne either by Clark/ Bardes or the Existing Stockholders to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of Clark/Bardes for a year in which the Predecessor Company was treated as an S corporation, each party will indemnify the other against any increase in the indemnified party's income tax liability, including interest and penalties, with respect to such tax year to the extent such increase results in a related decrease in the income tax liability, including interest and penalties, of the indemnifying party (whether with respect to the year of the adjustment or over future years). Moreover, the Tax Agreement provides that the Existing Stockholders will indemnify Clark/Bardes for any income tax liability incurred as a result of a determination that the Predecessor Company did not qualify as an S corporation. Such indemnification obligation is limited to the net tax refund, if any, received by the Existing Stockholders.

     Clark/Bardes will also indemnify the Existing Stockholders for all taxes imposed upon them as the result of an indemnification payment under the Tax Agreement. Any payment made by Clark/Bardes to the Existing Stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by Clark/Bardes for income tax purposes. None of the parties' obligations under the Tax Agreement is secured, and, therefore, there can be no assurance that Clark/Bardes or the Existing Stockholders will have funds available to make any payments which may become due under the Tax Agreement.

                              PENDING ACQUISITION

     On May 29, 1998, the Predecessor Company entered into a letter of intent with Schoenke & Associates Corporation, Schoenke & Associates Securities Corporation, Schoenke & Associates of Hawaii, L.P. (collectively, the "Schoenke Companies") and Raymond F. Schoenke, Jr., which provides for, among other things, (i) the acquisition by Clark/Bardes of the businesses and substantially all of the assets of the Schoenke Companies, (ii) the execution of a non-competition agreement by each of Mr. Schoenke and the Schoenke Companies, and (iii) the Schoenke Companies' agreement to deal exclusively with Clark/Bardes (such transactions, the "Pending Acquisition"). The purchase price of the Pending Acquisition, which is subject to change based on Clark/Bardes' due diligence review, is $17.0 million, of which $1.5 million was paid as a secured refundable deposit and $15.5 million is payable in cash at the closing of the Pending Acquisition. The consummation of the Pending Acquisition is subject to numerous conditions, including the consummation of the Offering, the approval of Clark/Bardes' board of directors, obtaining all requisite regulatory approvals and the satisfactory completion of Clark/Bardes' due diligence review. The consummation of the Pending Acquisition must occur on or prior to October 1, 1998. The letter of intent expressly allows the Predecessor Company to enter into and consummate the Reorganization. Management believes that the consummation of the Pending Acquisition is probable.

                                USE OF PROCEEDS

     The net proceeds to CBH from the sale of           shares of Common Stock
offered by CBH will be approximately $       million at an assumed public
offering price of $     per share (the assumed midpoint of the Range), after
deducting estimated underwriting discounts and commissions and estimated offering expenses payable by CBH. CBH intends to apply the proceeds as follows:
(i) approximately $5.7 million to pay all amounts due under Clark/Bardes' 8.5%
Medium Term Notes due September 2001; (ii) approximately $       million to
extinguish the Warrants; (iii) approximately $15.5 million to consummate the Pending Acquisition; (iv) approximately $7.0 million to The Wamberg Organization as consideration for amending the Principal Office Agreement with Mr. Wamberg;
and (v) approximately $       million for general corporate purposes, including
working capital and possible future acquisitions. See "Reorganization" and "Pending Acquisition." Pending such uses, CBH intends to invest the net proceeds of the Offering in short-term, investment grade, interest bearing securities.

     Mr. Wamberg has granted the Underwriters an over-allotment option to
purchase        shares of Common Stock. CBH will not receive any proceeds from the exercise of the over-allotment option. The net proceeds to be received by Mr. Wamberg, if the over-allotment option is exercised in full, will be
approximately $       (assuming the midpoint of the Range) after deducting
underwriting discounts and commissions payable by Mr. Wamberg. See "Principal Stockholders."

                                DIVIDEND POLICY

     Following the Offering, CBH intends to retain any future earnings to fund growth and does not anticipate paying any cash dividends in the foreseeable future. Any future determination as to CBH's dividend policy will be made at the discretion of the Board of Directors and will depend on a number of factors, including restrictions on distributions imposed by the Restructured Notes and the DGCL, future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant. See "Description of Capital Stock."

                                    DILUTION

     The pro forma net tangible consolidated book value of CBH as of March 31,
1998 was $     , or $
per share. "Pro forma net tangible book value per share" represents the amount of total assets less total liabilities and intangible assets divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in pro forma net tangible book value after March 31, 1998, other than to give pro forma effect to (i) the payment of the Stockholder Distribution Amount, (ii) the Reorganization and (iii) the receipt by CBH of the estimated net proceeds from the sale of the shares of Common Stock offered hereby at an
assumed public offering price of $     per share (the assumed midpoint of the
Range), the pro forma net tangible book value of CBH as of March 31, 1998 would
have been $       , or $     per share. This represents an immediate increase of
pro forma net tangible book value of $     per share to the Existing
Stockholders and an immediate dilution of $     per share to new investors at
the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price.......................            $
                                                                        -------
  Net tangible book value as of March 31, 1998..............   ($9.09)
                                                              -------
  Decrease due to payment of Stockholder Distribution
     Amount.................................................  (      )
                                                              -------
  Increase due to Reorganization............................
                                                              -------
Pro forma net tangible book value after the Offering........
                                                                        -------
Dilution to new investors...................................            $
                                                                        =======

     The following table summarizes, on a pro forma basis as of March 31, 1998 after giving effect to the Reorganization, the difference between the Existing Stockholders and the investors with respect to the number of shares issued by CBH and owned by them, the total consideration received for those shares and the average price paid per share before deduction of the estimated underwriting discounts and commissions and offering expenses payable by CBH:

                                       SHARES OF COMMON            TOTAL
                                        STOCK ACQUIRED         CONSIDERATION        AVERAGE
                                      -------------------   --------------------   PRICE PER
                                       NUMBER     PERCENT     AMOUNT     PERCENT     SHARE
                                      ---------   -------   ----------   -------   ---------
Existing Stockholders...............  3,222,010         %   $5,062,281         %     $1.57
New Investors.......................
                                      ---------    -----    ----------    -----      -----
          Total.....................               100.0%   $             100.0%     $
                                      =========    =====    ==========    =====      =====

     The computations in the table set forth above assume no exercise of outstanding stock options. On the date of this Prospectus, there were
outstanding options to purchase           shares of Common Stock at a weighted
average exercise price of $     per share. To the extent outstanding options are
exercised, there will be further dilution to holders of Common Stock. See "Management -- Stock Option Plan."

                                 CAPITALIZATION

     The following table sets forth (i) the pro forma consolidated capitalization of CBH as of March 31, 1998, after giving effect to the payment of the Stockholder Distribution Amount and the consummation of the Reorganization as if they had occurred on such date and (ii) the pro forma consolidated capitalization of CBH as of such date, as adjusted to give effect
to: (a) the sale by CBH of           shares of Common Stock pursuant to the
Offering at an assumed public offering price of $     per share (the midpoint of
the Range), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by CBH; and (b) the application of the estimated net proceeds therefrom.

                                                                     MARCH 31, 1998
                                                              ----------------------------
                                                                               PRO FORMA
                                                               PRO FORMA      AS ADJUSTED
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
Current portion of long-term debt...........................  $  4,325,000    $

  8.5% Medium Term Notes due September 2001.................     4,275,000
  10.5% Senior Secured Notes due August 2002................    10,150,000
  11.0% Second Priority Senior Secured Notes due August
     2004...................................................     8,900,000
  8.5% Convertible Subordinated Notes due September
     2007(1)................................................     4,800,000
  AAA Distribution Notes due November 2007..................     3,263,143
                                                              ------------
Long-term debt, excluding current portion...................    31,388,143
Stockholders' equity:
  Common Stock ($.01 par value, 20,000,000 shares
     authorized, 5,959,140 shares issued and outstanding and
               shares issued and outstanding as
     adjusted(2))...........................................     5,162,281
  Retained earnings.........................................     3,371,875
  Treasury stock (2,737,130 shares, at cost)................   (13,952,658)
                                                              ------------    ------------
          Total stockholders' equity (deficit)..............    (5,418,502)
                                                              ------------    ------------
          Total capitalization..............................  $ 30,294,641    $
                                                              ============    ============

---------------

(1) CBH does not anticipate repaying any amounts due under the 8.5% Convertible Subordinated Notes due September 2007. Rather, management anticipates that such Notes will be converted into 813,559 shares of Common Stock.

(2) Excludes 540,830 shares reserved for issuance under the Stock Option Plan,
    pursuant to which options covering           shares are outstanding at a
    weighted average exercise price of $     per share as of the date of this
    Prospectus.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth selected historical financial information and selected pro forma financial information of the Predecessor Company for the periods ended and as of the dates indicated. The selected historical financial information of the Predecessor Company set forth below as of and for each of the five years ended December 31, 1993, 1994, 1995, 1996 and 1997 was derived from the audited financial statements of the Predecessor Company. The selected historical financial information of the Predecessor Company set forth below as of and for the three month periods ended March 31, 1997 and 1998 was derived from the Predecessor Company's unaudited financial statements which, in the opinion of management, reflect all normal recurring adjustments necessary for the fair presentation of such financial statements. The results of operations for the three month period ended March 31, 1998 are not necessarily indicative of the Predecessor Company's results of operations to be expected for the full year.

     The selected unaudited pro forma financial information of the Predecessor Company set forth below gives effect to the acquisition by the Predecessor Company of the business and substantially all the assets of BCS as if such acquisition had occurred as of the beginning of the period presented for the statement of income and other financial information, and as of the last day of the period presented for the balance sheet information. The selected unaudited pro forma financial information of the Predecessor Company set forth below does not purport to represent what the Predecessor Company's results of operations would have been if the BCS acquisition had actually occurred as of such dates or what such results will be for any future periods.

     The following historical and pro forma information of the Predecessor Company should be read in conjunction with information included elsewhere herein, including the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                     YEARS ENDED DECEMBER 31,
                               --------------------------------------------------------------------
                                  1993         1994(1)         1995          1996         1997(2)
                               -----------    ----------    -----------   -----------   -----------
STATEMENT OF INCOME INFORMATION:
  Total revenue..............           --(3)         --(3) $26,972,732   $33,243,155   $49,455,419
  Commission and fee
    expense..................           --(3)         --(3)  16,890,862    21,049,704    32,439,092
                               -----------    ----------    -----------   -----------   -----------
    Net revenue..............    7,913,173     7,343,507     10,081,870    12,193,451    17,016,327
  General and administrative
    expense..................    6,919,933     7,236,896      7,868,997     8,554,420    11,506,335
  Amortization of
    intangibles..............           --            --             --            --       294,630
                               -----------    ----------    -----------   -----------   -----------
    Income from operations...      993,240       106,611      2,212,873     3,639,031     5,215,362
  Interest and dividend
    income...................      142,777       171,454        200,577       121,814       188,597
  Interest expense...........      (49,367)      (29,396)        (6,903)           --    (1,111,995)
  Miscellaneous income
    (expense)................       (1,169)     (100,498)       (86,292)      (25,416)        1,925
                               -----------    ----------    -----------   -----------   -----------
    Total other income
      (expense)..............       92,241        41,560        107,382        96,398      (921,473)
                               -----------    ----------    -----------   -----------   -----------
  Income (loss) before
    taxes....................    1,085,481       148,171      2,320,255     3,735,429     4,293,889
  Income taxes(4)............       70,517         9,842        102,459       181,444        60,000
                               -----------    ----------    -----------   -----------   -----------
        Net income...........  $ 1,014,964    $  138,329    $ 2,217,796   $ 3,553,985   $ 4,233,889
                               ===========    ==========    ===========   ===========   ===========
HISTORICAL PER SHARE INFORMATION:
  Basic earnings (loss) per
    share....................  $       .17    $      .02    $       .39   $       .75   $      1.03
  Diluted earnings per
    share....................          .17           .02            .39           .75           .99
  Dividends per share........  $        --    $      .01    $       .29   $       .36   $      1.32
BALANCE SHEET INFORMATION:
  Cash and cash
    equivalents..............  $ 2,242,595    $3,022,964    $ 3,968,307   $ 4,881,584   $ 3,782,941
  Total assets...............   10,294,798     7,152,186      9,886,651     8,525,454    36,901,890
  Current portion of
    long-term debt...........           --            --             --            --     4,325,000
  Long-term debt, excluding
    current portion..........           --            --             --            --    32,838,143
  Total liabilities..........    4,222,603     1,991,611      4,099,197     4,714,055    42,581,510
  Stockholders' equity
    (deficit)................    6,072,195     5,160,575      5,787,454     3,811,399    (5,679,620)(5)

                                    THREE MONTHS ENDED MARCH 31,
                               --------------------------------------
                                  1997         1997          1998
                                 ACTUAL      PRO FORMA      ACTUAL
                               ----------   -----------   -----------
STATEMENT OF INCOME INFORMATI
  Total revenue..............  $5,510,415   $ 9,693,682   $13,754,466
  Commission and fee
    expense..................   3,549,809     6,396,955     9,132,248
                               ----------   -----------   -----------
    Net revenue..............   1,960,606     3,296,727     4,622,218
  General and administrative
    expense..................   1,860,545     2,723,074     3,370,852
  Amortization of
    intangibles..............          --       220,973       220,973
                               ----------   -----------   -----------
    Income from operations...     100,061       352,680     1,030,393
  Interest and dividend
    income...................     100,100       108,917        75,087
  Interest expense...........          --      (625,375)     (920,604)
  Miscellaneous income
    (expense)................         146           146           300
                               ----------   -----------   -----------
    Total other income
      (expense)..............     100,246      (516,312)     (845,217)
                               ----------   -----------   -----------
  Income (loss) before
    taxes....................     200,307      (163,632)      185,176
  Income taxes(4)............          --            --         2,000
                               ----------   -----------   -----------
        Net income...........  $  200,307   $  (163,632)  $   183,176
                               ==========   ===========   ===========
HISTORICAL PER SHARE INFORMAT
  Basic earnings (loss) per
    share....................  $      .05   $      (.04)  $       .06
  Diluted earnings per
    share....................         .05            --           .06
  Dividends per share........  $       --   $        --   $        --
BALANCE SHEET INFORMATION:
  Cash and cash
    equivalents..............  $  737,159   $ 1,912,793   $ 4,723,227
  Total assets...............   3,720,431    30,261,848    33,405,641
  Current portion of
    long-term debt...........          --     4,325,000     4,325,000
  Long-term debt, excluding
    current portion..........          --    24,000,000    31,388,143
  Total liabilities..........   1,708,725    26,911,411    38,824,143
  Stockholders' equity
    (deficit)................   2,011,706     3,350,437    (5,418,502)(5)

---------------
(1) The results of operations in 1994 reflect lost renewal commissions and fees of $1,033,521 due to the cessation of operations and subsequent rehabilitation of Confederation Life Insurance Company. Such results included expenses incurred by the Predecessor Company to protect clients affected by the rehabilitation.
(2) Includes the results of operations attributable to the assets acquired from BCS for the period beginning September 1, 1997 (the effective date of the BCS acquisition) and ended December 31, 1997, and reflects the consummation of such acquisition.
(3) For the period presented, the Predecessor Company reported net revenue only and, therefore, total revenue and commission and fee expense amounts are not available.
(4) Income tax expense reflects the Predecessor Company's liability for state taxes. No provision for federal income taxes has been made because the Predecessor Company elected to be treated as an S corporation for federal income tax purposes prior to the Reorganization.
(5) Reflects the decrease in stockholders' equity resulting from repurchases of
    2.6 million shares of common stock by the Predecessor Company for aggregate consideration of approximately $14.0 million and distributions totaling $4.3 million to stockholders in 1997.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following table sets forth unaudited pro forma financial information of the Company for the periods ended and as of the dates indicated. The unaudited pro forma financial information of the Company set forth below was derived from the audited and unaudited financial statements of the Predecessor Company and BCS, which are included elsewhere in this Prospectus.

     The unaudited pro forma balance sheet has been prepared to give effect to the Reorganization, the payment of the Stockholder Distribution Amount and the Offering as though each had occurred as of March 31, 1998. The unaudited pro forma statements of income have been prepared to give effect to (i) the payment of the Stockholder Distribution Amount, (ii) the Reorganization, (iii) the Offering, and (iv) for the year ended December 31, 1997, the BCS acquisition, as if such transactions had occurred as of the beginning of each period presented. The unaudited pro forma financial information of the Company set forth below is based upon available information and certain assumptions that the Company believes are reasonable. The unaudited pro forma financial information of the Company set forth below does not purport to represent either what the Company's financial position or results of operations actually would have been if the transactions had actually occurred as of such dates or what such results will be for any future periods.

     The following pro forma information of the Company should be read in conjunction with information included elsewhere herein, including, the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                       UNAUDITED PRO FORMA BALANCE SHEET
                              AS OF MARCH 31, 1998

                                     ASSETS

                                                                       ADJUSTMENTS
                                                                         FOR THE
                                                      PREDECESSOR      STOCKHOLDER
                                                        COMPANY        DISTRIBUTION
                                                         AS OF         AMOUNT, THE      THE COMPANY
                                                       MARCH 31,      REORGANIZATION     PRO FORMA
                                                          1998       AND THE OFFERING   AS ADJUSTED
                                                      -----------    ----------------   -----------
Current assets:
  Cash and cash equivalents.........................  $  4,723,227
  Accounts and notes receivable:
     Trade..........................................     2,911,869
     Affiliates.....................................       469,729
     Notes receivable (related parties: $383,873)...       653,042
                                                      ------------       --------        --------
          Total accounts and notes receivable.......     4,034,640
Other current assets................................        56,048
Accrued interest receivable.........................        67,627
                                                      ------------       --------        --------
          Total current assets......................     8,881,542
Equipment and leasehold improvements, net...........       647,000
Intangible assets, net..............................    23,867,839
Other assets........................................         9,260
                                                      ------------       --------        --------
          Total assets..............................  $ 33,405,641
                                                      ============       ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................  $    583,328
  Commissions and fees payable......................       958,204
  Dividends payable.................................       164,734
  Accrued expenses and other liabilities............       958,203
  Accrued interest payable..........................       446,531
  Current portion of long-term debt.................     4,325,000
                                                      ------------       --------        --------
          Total current liabilities.................     7,436,000
Long-term debt......................................    31,388,143
                                                      ------------       --------        --------
          Total liabilities.........................    38,824,143
Stockholders' equity (deficit):
  Common stock:
     Authorized shares -- 20,000,000; $0.01 par
       value
     Issued and outstanding shares -- 5,959,140 as
       adjusted.....................................     5,162,281
  Retained earnings.................................     3,371,875
                                                      ------------       --------        --------
                                                         8,534,156
  Less 2,737,130 shares of common stock in treasury,
     at cost........................................   (13,952,658)
                                                      ------------       --------        --------
          Total stockholders' equity (deficit)......    (5,418,502)
                                                      ------------       --------        --------
          Total liabilities and stockholders'
            equity..................................  $ 33,405,641
                                                      ============       ========        ========

                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                            ADJUSTMENTS
                                                                                              FOR THE
                                                                                            STOCKHOLDER
                                                                                            DISTRIBUTION          THE
                       PREDECESSOR                     ADJUSTMENTS                          AMOUNT, THE         COMPANY
                         COMPANY          BCS          FOR THE BCS      CLARK/BARDES     REORGANIZATION AND    PRO FORMA
                       (HISTORICAL)   (HISTORICAL)     ACQUISITION        PRO FORMA         THE OFFERING      AS ADJUSTED
                       ------------   ------------   ---------------   ---------------   ------------------   -----------
                           (A)            (B)              (C)                                  (E)               (F)
                                                                             (D)                               =(D)+(E)
                                                                        =(A)+(B)+(C)
Total revenue........  $49,455,419    $12,808,974               --       $62,264,393
Commission and fee
  expense............   32,439,092      8,732,534               --        41,171,626
                       -----------    -----------      -----------       -----------          --------         --------
  Net revenue........   17,016,327      4,076,440               --        21,092,767
General and
  administrative
  expense............   11,506,335      2,284,691               --        13,791,026
Amortization of
  intangibles........      294,630             --          589,260(1)        883,890
                       -----------    -----------      -----------       -----------          --------         --------
Income (loss) from
  operations.........    5,215,362      1,791,749         (589,260)        6,417,851
Interest and dividend
  income.............      188,597         28,002               --           216,599
Interest expense.....   (1,111,995)            --       (1,540,000)(2)    (2,651,995)
Miscellaneous income
  (expense)..........        1,925             --               --             1,925
                       -----------    -----------      -----------       -----------          --------         --------
  Total other income
    (expense)........     (921,473)        28,002       (1,540,000)       (2,433,471)
Income (loss) before
  taxes..............    4,293,889      1,819,751       (2,129,260)        3,984,380
Income taxes.........       60,000             --               --            60,000
                       -----------    -----------      -----------       -----------          --------         --------
Net income (loss)....  $ 4,233,889    $ 1,819,751      $(2,129,260)      $ 3,924,380
                       ===========    ===========      ===========       ===========          ========         ========

---------------

(1) Amortization cost represents the pro forma cost associated with the BCS acquisition for the period of January 1, 1997 to August 31, 1997.

(2) Interest expense represents the pro forma interest cost associated with the BCS acquisition for the period of January 1, 1997 to August 31, 1997.

                            $13.5 million X 10.5% X
Interest expense detail:    8/12  =                        $  945,000
                            5.7 million X  8.5% X 8/12=       323,000
                            4.8 million X  8.5% X 8/12=       272,000
                                                           ----------
                            Total pro forma interest   =   $1,540,000
                                                           ==========

                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1998

                                                                                ADJUSTMENTS
                                                                                  FOR THE
                                                                                STOCKHOLDER
                                                                                DISTRIBUTION          THE
                                                              PREDECESSOR       AMOUNT, THE         COMPANY
                                                                COMPANY      REORGANIZATION AND    PRO FORMA
                                                              (HISTORICAL)      THE OFFERING      AS ADJUSTED
                                                              ------------   ------------------   -----------
Total revenue...............................................  $13,754,466
Commission and fee expense..................................    9,132,248
                                                              -----------         --------         --------
  Net revenue...............................................    4,622,218
General and administrative expense..........................    3,370,852
Amortization of intangibles.................................      220,973
                                                              -----------         --------         --------
Income from operations......................................    1,030,393
Interest and dividend income................................       75,087
Interest expense............................................     (920,604)
Miscellaneous income (expense)..............................          300
                                                              -----------         --------         --------
  Total other income (expense)..............................     (845,217)
Income before taxes.........................................      185,176
Income taxes................................................        2,000
                                                              -----------         --------         --------
Net income..................................................  $   183,176
                                                              ===========         ========         ========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with "Selected Historical and Pro Forma Financial Information" and the Company's financial statements and notes thereto and other information appearing elsewhere in this Prospectus. With the exception of historical information, certain of the matters discussed in this Prospectus are forward-looking statements that involve risks and uncertainties and actual results could differ materially from those discussed. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions identify forward-looking statements. These forward-looking statements reflect the Company's current views in respect of future events in financial performance, but are subject to many uncertainties and factors relating to the Company's operations and business environment that may cause its actual results to differ materially from any future results expressed or implied by such forward-looking statements.

GENERAL

     Since the inception of the Predecessor Company in 1967, Clark/Bardes, the wholly owned operating subsidiary of CBH, has grown to become a leading designer, marketer and administrator of insurance-financed employee benefit programs to large corporations and community, regional and money center banks. The Company's clients use these sophisticated programs primarily to offset the costs of employee benefit liabilities and to supplement and secure benefits for key executives.

RECENT ACQUISITION

     Effective September 1, 1997, the Predecessor Company acquired substantially all the assets, the client list and the book of business of BCS, a Minneapolis, Minnesota based company, for a total purchase price in cash equal to $24.0 million, plus acquisition related expenses of approximately $383,440. The Predecessor Company allocated the purchase price as follows: approximately $10,000 to tangible assets, $1.2 million to two non-competition agreements with officers of BCS, $15.7 million to the net present value of BCS's existing in-force revenue and book of business and $7.5 million to goodwill.

     BCS was engaged in the business of designing and marketing insurance-financed employee benefit programs and related compensation, salary and benefit plans and providing related services to financial institutions. The Predecessor Company's primary objective in acquiring BCS's business and assets was to expand the Predecessor Company's capabilities and client base from large money center banks to the community and regional bank market. For the period beginning September 1, 1997 (the effective date of the BCS acquisition) to December 31, 1997, the assets acquired from BCS generated total revenue of $8.5 million, which represented 17.2% of the Predecessor Company's total revenue for the year ended December 31, 1997.

REVENUE AND EXPENSE

     CBH, through its wholly owned operating subsidiary Clark/Bardes, derives its revenue primarily from (i) commissions paid to Clark/Bardes by the insurance companies that underwrite the policies underlying Clark/Bardes' programs and
(ii) fees paid by clients to Clark/Bardes in connection with program design and the administrative services provided by Clark/Bardes. Such revenue is usually long term and recurring and is typically paid annually and extends over a period of ten years or more after the sale. Commissions paid annually or quarterly by insurance companies vary by policy and by program and usually represent a percentage of initial or inforce premium or a percentage of the cash surrender value of the insurance policies underlying the Company's program. Commissions paid by insurance companies accounted for approximately 62.7% of the Company's total revenue for the year ended December 31, 1997. Fees are paid to Clark/Bardes by clients in consideration for the design and administration of employee benefit plans and the insurance products underlying such plans. The scope of these services and fees payable are negotiated on a client-by-client basis. Fees accounted for approximately 37.3% of the Company's total revenue for the year ended December 31, 1997.

     The Company recognizes its revenue at the time the insurance premium is paid by the client to the insurance company or the renewal premium is due to the insurance company. After deducting the cost of servicing the benefit programs and insurance policies, the Company retains approximately 31% of the remaining revenue, with the producer receiving the balance.

     The Company includes in total revenue both first year revenue and renewal revenue.

     - First Year Revenue. First year revenue is recognized by the Company at the time the client is contractually committed to purchase the insurance policies and the premiums are paid by the client to the insurance company. First year revenue accounted for approximately 51.4% of the Company's total revenue for the year ended December 31, 1997.

     - Renewal Revenue. Renewal revenue is recognized by the Company on the date that the renewal premium is due to the insurance company. Renewal revenue in future periods, which is not recognized on the Company's balance sheet (other than the $15.7 million capitalized in connection with the BCS acquisition), is estimated by the Company to represent approximately $167.7 million in total revenue over the next five years. However, renewal revenue can be affected by policy surrenders or exchanges, material contract changes, asset growth and case mortality rates. Over the last five years, the Company has experienced a persistency rate of approximately 98.0% of the inforce insurance underlying the Company's programs, with the exception of revenue on Leveraged COLI business which was affected by adverse tax law changes. Renewal revenue accounted for approximately 48.6% of the Company's total revenue for the year ended December 31, 1997.

     Commission and fee expense comprises the portion of the total revenue paid to the producer, approximately 69.0% of total revenue after deducting the cost of servicing policies and other direct expenses related to sales. Commission and fee expense as a percentage of total revenue was approximately 65.6% for the year ended December 31, 1997.

REORGANIZATION

     CBH and Clark/Bardes were formed in June 1998 in contemplation of the Offering and in order to effect the Reorganization. CBH was formed to be a holding company of Clark/Bardes and is not engaged in any business. Clark/Bardes was formed to be the operating company of CBH and is the successor corporation to Clark/Bardes, Inc., a Texas corporation formed in 1967.

     In connection with the Offering, each of CBH, Clark/Bardes and the Predecessor Company entered into the Reorganization Agreement which provides for, among other things, (i) the Merger, (ii) a restructuring of the Restructured Notes, (iii) the conversion of Clark/Bardes' 8.5% Convertible Subordinated Notes due September 2007 into 813,559 shares of Common Stock, (iv) an extinguishment by the Company of the Warrants, (v) a restructuring of a grant of the Predecessor Company's common stock to Mr. Todd, the Company's Chief Executive Officer and President, (vi) an amendment with respect to the amount of renewal revenue due to The Wamberg Organization under the Principal Office Agreement between Clark/Bardes and Mr. Wamberg, (vii) the incorporation of a Texas entity formed for the purpose of marketing certain insurance products within the state of Texas, and (viii) the termination of certain agreements. See "Dilution" and "Certain Relationships and Related Transactions."

TERMINATION OF S CORPORATION STATUS AND INCOME TAXES

     Since 1989, the Predecessor Company elected to be treated for federal income tax purposes as an S corporation under Subchapter S of the Code and as an S corporation for certain state corporate income tax purposes under certain comparable state laws. As a result, the Predecessor Company's historical earnings since 1989 have been taxed directly to the Predecessor Company's stockholders, at their individual federal and state income tax rates, rather than to the Predecessor Company (except for certain state taxes). Upon the consummation of the Reorganization, Clark/Bardes became subject to federal and state income taxation as a C corporation. At that time, Clark/Bardes recorded a deferred tax liability on its balance sheet, the amount of which depended upon timing differences between tax and book accounting. If the Predecessor Company's S corporation status had terminated as of December 31, 1997, the amount of the deferred tax liability would have been approximately $1.2 million. See "Capitalization."

     In connection with the termination of the Predecessor Company's S corporation status, the board of directors of the Predecessor Company declared a
dividend to the stockholders of record on           , 1998 in an amount equal to
$3.2 million, or $1.00 per share. The Stockholder Distribution Amount may be (i) decreased if the AAA Amount is less than the Stockholder Distribution Amount or
(ii) increased if the Stockholder Distribution Amount is less than 42.6% of the taxable income for the period beginning January 1, 1998 and ending on the date the Reorganization is consummated. It is intended that the Stockholder Distribution Amount will be paid prior to the consummation of the Offering.

     As a part of the Reorganization, Clark/Bardes and the Existing Stockholders entered into the Tax Agreement relating to their respective income tax liabilities. Because Clark/Bardes will be fully subject to corporate income taxation after termination of the Predecessor Company's S corporation status, any reallocation of income and deductions between the period during which the Predecessor Company was treated as an S corporation and the period during which Clark/Bardes will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to ensure that taxes are borne either by Clark/Bardes or the Existing Stockholders to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of Clark/Bardes for a year in which the Predecessor Company was treated as an S corporation, each party will indemnify the other against any increase in the indemnified party's income tax liability, including interest and penalties, with respect to such tax year to the extent such increase results in a related decrease in the income tax liability, including interest and penalties, of the indemnifying party (whether with respect to the year of the adjustment or over future years). Moreover, the Tax Agreement provides that the Existing Stockholders will indemnify Clark/Bardes for any income tax liability incurred as a result of a determination that the Predecessor Company did not qualify as an S corporation. Such indemnification obligation is limited to the net tax refund, if any, received by the Existing Stockholders.

     Clark/Bardes will also indemnify the Existing Stockholders for all taxes imposed upon them as the result of an indemnification payment under the Tax Agreement. Any payment made by Clark/Bardes to the Existing Stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by Clark/Bardes for income tax purposes. None of the parties' obligations under the Tax Agreement is secured, and, therefore, there can be no assurance that Clark/Bardes or the Existing Stockholders will have funds available to make any payments which may become due under the Tax Agreement.

QUARTERLY FLUCTUATIONS

     The Company has experienced and expects to continue to experience significant fluctuations in its results of operations, in particular when such results are compared on a consecutive quarterly basis. Management believes these quarterly fluctuations are attributable primarily to revenue variations since operating expenses remain relatively constant throughout the year. Historically, the Company recognizes a significant increase in both first year and renewal revenue in the fourth quarter due to the seasonality of employee benefit funding. In general, results of operations may fluctuate as a result of a number of factors, including the introduction of new or enhanced programs and services by the Company or its competitors, client acceptance or rejection of new programs and services, program development expenses, timing of significant sales, demand for the Company's administrative services, competitive, legislative and regulatory conditions in the insurance-financed employee benefit industry and general economic conditions. In addition, the sales cycles for the Company's programs and services are usually lengthy (generally between twelve to eighteen months), with first year revenue being derived from a small number of large cases.

     The following table sets forth, on a quarterly basis, certain unaudited statement of income information for the four quarters of 1996 and 1997 and the first quarter of 1998. Such information is not necessarily indicative of results for any full year or for any subsequent period.

                                                                   QUARTER ENDED
                          ------------------------------------------------------------------------------------------------
                          MARCH 31,     JUNE 30,    SEPTEMBER 30,   DECEMBER 31,   MARCH 31,     JUNE 30,    SEPTEMBER 30,
                             1996         1996          1996            1996          1997         1997          1997
                          ----------   ----------   -------------   ------------   ----------   ----------   -------------
Total revenue...........  $5,724,438   $7,041,337    $5,242,973     $ 15,234,407   $5,510,415   $5,772,769    $ 11,009,707
Commission and fee
  expense...............   3,624,738    4,458,604     3,319,872        9,646,490    3,549,809    3,723,710       7,138,578
General and
  administrative
  expense...............   1,555,979    1,888,343     1,789,083        3,321,014    1,860,545    2,754,555       2,886,666
Income before taxes.....     571,277      702,163       164,929        2,297,060      200,308     (738,678)        742,681

                                QUARTER ENDED
                          --------------------------
                          DECEMBER 31,    MARCH 31,
                              1997          1998
                          ------------   -----------
Total revenue...........  $27,162,528    $13,754,466
Commission and fee
  expense...............   18,026,995      9,132,248
General and
  administrative
  expense...............    4,004,568      3,370,852
Income before taxes.....    4,089,578        183,176

RESULTS OF OPERATIONS

     The following discussion compares the results of operations for the Predecessor Company on a pro forma basis for the three month periods ended March 31, 1998 and 1997 as if the BCS acquisition had occurred on January 1, 1997, for the Predecessor Company on a historical basis for the three month periods ended March 31, 1998 and 1997, and for the Predecessor Company for the years ended December 31, 1997, 1996 and 1995 on a historical basis. The discussion of factors affecting the changes in, and the trends related to, the results of operations for the historical comparison of the three month periods ended March 31, 1998 and 1997 has been omitted because such factors are discussed in the pro forma comparison of such period.

  Three Month Periods Ended March 31, 1998 and March 31, 1997--Pro Forma Comparison

     The pro forma comparison of the results of operations for the three month period ended March 31, 1998 and March 31, 1997 compares the actual results of operations for the Predecessor Company for the three month period ended March 31, 1998 with the pro forma results of operations for the Predecessor Company for the three month period ended March 31, 1997 after giving effect to the acquisition by the Predecessor Company of the business and substantially all the assets of BCS as if such acquisition had occurred on January 1, 1997. The pro forma financial information of the Predecessor Company set forth below does not purport to represent what the Predecessor Company's results of operations actually would have been if the BCS acquisition had actually occurred on January 1, 1997. Solely for purposes of comparing the results of operations for the three month periods ended March 31, 1998 and 1997 on a pro forma basis and notwithstanding the definitions used elsewhere in this Prospectus, Clark/Bardes means the Predecessor Company as it existed during the three month period ended March 31, 1997, BCS means BCS as it existed during the three month period ended March 31, 1997 and the Company means the combined entity of Clark/ Bardes and BCS as it existed during the three month period ended March 31, 1998.

     Total Revenue. Total revenue increased to $13.8 million for the three month period ended March 31, 1998 as compared to $9.7 million for the three month period ended March 31, 1997, representing an increase of 41.9%. This increase reflects rapid revenue growth of both Clark/Bardes and BCS to $8.6 million and $5.2 million, respectively, for the three month period ended March 31, 1998 as compared to $5.6 million and $4.1 million, respectively, for the three month period ended March 31, 1997. These increases were driven in part by the Company's renewal revenue increasing to $6.8 million for the three month period ended March 31, 1998 as compared to $5.6 million for the three month period ended March 31, 1997, reflecting the Company's increasing amount of inforce business underlying the Company's programs.

     Commission and Fee Expense. Commission and fee expense increased to $9.1 million for the three month period ended March 31, 1998 as compared to $6.4 million for the three month period ended March 31, 1997, representing an increase of 42.8%. Commission and fee expense as a percentage of total revenue increased to 66.4% for the three month period ended March 31, 1998 as compared to 66.0% for the three month period ended March 31, 1997.

     General and Administrative Expense. General and administrative expense increased to $3.4 million for the three month period ended March 31, 1998 as compared to $2.7 million for the three month period ended March 31, 1997, representing an increase of 23.8%, well below the 41.9% increase in total revenues. General and administrative expense as a percent of total revenue was 24.5% for the three month period ended

March 31, 1998 as compared to 28.1% for the three month period ended March 31, 1997. The improvement in general and administrative expense as a percentage of total revenue was due primarily to (i) the fact that BCS's ratio of general and administrative expense to total revenue was lower than Clark/Bardes', and (ii) the elimination of certain expenses as a result of the BCS acquisition.

     Amortization. Amortization expense equaled $220,973 for each of the three month periods ended March 31, 1998 and 1997, reflecting the amortization of intangible assets capitalized as a result of the BCS acquisition in September 1997.

     Income from Operations. Income from operations increased to $1.0 million for the three month period ended March 31, 1998 compared to $352,680 for the three month period ended March 31, 1997, representing an increase of 192.2%. Income from operations as a percentage of total revenue ("Operating Margin") increased to 7.5% for the three month period ended March 31, 1998 as compared to 3.6% for the three month period ended March 31, 1997. The increase in income from operations was due primarily to the increase of total revenue of $4.1 million as compared to an increase in general and administrative expense of only $0.7 million.

     Total Other Income (Expense). Other income and expense for the three month period ended March 31, 1998 was ($845,217) as compared to ($516,312) for the three month period ended March 31, 1997. The amount for the three month period ended March 31, 1998 included interest expense of $920,604 as compared to interest expense of $625,375 for the three month period ended March 31, 1997. The interest expense was attributable to the incurrence of debt associated with the repurchase of shares of common stock of the Predecessor Company throughout the year and the BCS acquisition in September 1997.

     Net Income (Loss). Net income increased to $183,176 for the three month period ended March 31, 1998 compared to a net loss of $163,632 for the three month period ended March 31, 1997, reflecting the pro forma application of amortization of intangible assets and interest expense to the three month period ended March 31, 1997 and the other factors discussed above. No provision for federal income taxes was made for either period since the Company was an S corporation prior to the Reorganization.

  Three Month Periods Ended March 31, 1998 and March 31, 1997--Historical Comparison

     The historical comparison of the results of operations for the three month periods ended March 31, 1998 and March 31, 1997 compares the actual results of operations for the Predecessor Company for such periods. The results of operations for the three month period ended March 31, 1998 include the results of operations associated with the assets purchased from BCS in September 1997, while the results of operation for the three month period ended March 31, 1997 reflect the stand-alone historical results of operations for the Predecessor Company without giving pro forma effect to the BCS acquisition.

     Total Revenue. Total revenue increased to $13.8 million for the three month period ended March 31, 1998 as compared to $5.5 million for the three month period ended March 31, 1997.

     Commission and Fee Expense. Commission and fee expense increased to $9.1 million for the three month period ended March 31, 1998 as compared to $3.5 million for the three month period ended March 31, 1997.

     General and Administrative Expense. General and administrative expense increased to $3.4 million for the three month period ended March 31, 1998 as compared to $1.9 million for the three month period ended March 31, 1997. General and administrative expense as a percent of total revenue was 24.5% for the three month period ended March 31, 1998 as compared to 33.8% for the three month period ended March 31, 1997.

     Amortization. Amortization expense was $220,973 for the three month period ended March 31, 1998, reflecting the amortization of intangible assets capitalized as a result of the BCS acquisition in September 1997. There was no amortization expense for the three month period ended March 31, 1997.

     Income from Operations. Income from operations increased to $1.0 million for the three month period ended March 31, 1998 compared to $100,061 for the three month period ended March 31, 1997. Operating

Margin increased to 7.5% for the three month period ended March 31, 1998 from 1.8% for the three month period ended March 31, 1997.

     Total Other Income (Expense). Other income and expense for the three month period ended March 31, 1998 was ($845,217) as compared to $100,246 for the three month period ended March 31, 1997. The primary factor contributing to this decrease was $920,604 of interest expense for the three month period ended March 31, 1998. There was no interest expense for the three month period ended March 31, 1997. The interest expense was attributable to the incurrence of debt associated with the repurchase of shares of common stock of the Predecessor Company throughout the year and the BCS acquisition in September 1997.

     Net Income. Net income decreased to $183,176 for the three month period ended March 31, 1998 compared to $200,307 for the three month period ended March 31, 1997. No provision for federal income taxes was made for either period since the Predecessor Company was an S corporation prior to the Reorganization.

  Years Ended December 31, 1997 and 1996--Historical Comparison

     Total Revenue. Total revenue increased to $49.5 million for the year ended December 31, 1997 as compared to $33.2 million for the year ended December 31, 1996, representing an increase of 48.8%. The large increase in total revenue was due to three primary factors. First, the first year revenue increased significantly during 1997 to $22.3 million from $10.1 million in 1996. Second, the Predecessor Company's renewal revenue increased to $24.0 million from $21.9 million, reflecting the increased amount of inforce business underlying the Predecessor Company's programs. Third, $8.5 million of total revenue for the year ended December 31, 1997 was associated with the assets acquired from BCS in September 1997. The increase in total revenue was accomplished despite a decrease in the renewal revenue on Leveraged COLI business to $6.1 million for the year ended December 31, 1997 from $9.7 million for the year ended December 31, 1996, representing a decrease of 37.1%. The Company expects this trend to continue.

     Commission and Fee Expense. Commission and fee expense increased to $32.4 million for the year ended December 31, 1997 as compared to $21.0 million for the year ended December 31, 1996, representing an increase of 54.1%. Commission and fee expense as a percentage of total revenue increased to 65.6% for the year ended December 31, 1997 as compared to 63.3% for the year ended December 31, 1996. Of the $11.4 million increase in commission and fee expense, $6.0 million was attributable to the assets acquired from BCS in September 1997. Additionally, recent sales activity has been on high margin, low administrative cost business which has caused the cost of servicing the benefit programs and insurance policies to decrease relative to total revenue. This decrease in the cost of service translates into an increase in commission and fee expense as a percentage of total revenue.

     General and Administrative Expense. General and administrative expense increased to $11.5 million for the year ended December 31, 1997 as compared to $8.6 million for the year ended December 31, 1996, representing an increase of 34.5%. General and administrative expense as a percent of total revenue was 23.3% for the year ended December 31, 1997 as compared to 25.7% for the year ended December 31, 1996. The improvement in general and administrative expense as a percentage of total revenue was due partly to (i) the fact that BCS's ratio of general and administrative expense to total revenue was lower than Clark/Bardes', and (ii) the elimination of certain expenses as a result of the BCS acquisition.

     Amortization. Amortization expense was $294,630 for the year ended December 31, 1997, reflecting the amortization of intangible assets capitalized as a result of the BCS acquisition in September 1997. There was no amortization expense for the year ended December 31, 1996.

     Income from Operations. Income from operations increased to $5.2 million for the year ended December 31, 1997 compared to $3.6 million for the year ended December 31, 1996, representing an increase of 43.3%. The increase in income from operations was attributable primarily to the income associated with the assets acquired from BCS in September 1997. Operating Margin decreased slightly to 10.5% for the year ended December 31, 1997 from 10.9% for the year ended December 31, 1996. This decrease in Operating Margin was due to amortization expense of $294,630 incurred as a result of the BCS acquisition.

     Total Other Income (Expense). Other income and expense for the year ended December 31, 1997 was ($921,473) as compared to $96,398 for the year ended December 31, 1996. The amount for the year ended December 31, 1997 included interest expense of $1.1 million. There was no interest expense for the year ended December 31, 1996. The increase in interest expense was attributable to the incurrence of debt associated with the repurchase of shares of common stock of the Predecessor Company throughout the year and the BCS acquisition in September 1997.

     Net Income. Net income increased to $4.2 million for the year ended December 31, 1997 compared to $3.6 million for the year ended December 31, 1996, representing an increase of 19.1%, reflecting the factors discussed above. No provision for federal income taxes was made for either period since the Predecessor Company was an S corporation prior to the Reorganization.

  Years Ended December 31, 1996 and 1995--Historical Comparison

     Total Revenue. Total revenue increased to $33.2 million for the year ended December 31, 1996 as compared to $27.0 million for the year ended December 31, 1995, representing an increase of 23.2%. The increase in total revenue was due primarily to an increase in renewal revenue to $21.9 million from $16.7 million, an increase of 31.1% which reflected the increased amount of inforce business underlying the Predecessor Company's programs. The increase in total revenue was accomplished despite a decrease in the renewal revenue on Leveraged COLI business to $9.7 million for the year ended December 31, 1996 from $11.3 million for the year ended December 31, 1995, representing a decrease of 14.2%. The Company expects to continue.

     Commission and Fee Expense. Commission and fee expense increased to $21.0 million for the year ended December 31, 1996 as compared to $16.9 million for the year ended December 31, 1995, representing an increase of 24.6%. Commission and fee expense as a percentage of total revenue increased to 63.3% for the year ended December 31, 1996 as compared to 62.6% for the year ended December 31, 1995. Recent sales activity has been on high margin, low administrative cost business which has caused the cost of servicing the benefit programs and insurance policies to decrease relative to total revenue. This decrease in the cost of service translates into an increase in commission and fee expense as a percentage of total revenue.

     General and Administrative Expense. General and administrative expense increased to $8.6 million for the year ended December 31, 1996 as compared to $7.9 million for the year ended December 31, 1995, representing a increase of 8.7%. General and administrative expense as a percent of total revenue was 25.7% for the year ended December 31, 1996 as compared to 29.2% for the year ended December 31, 1995. This improvement was primarily due to operating efficiencies resulting from increased automation.

     Income from Operations. Income from operations increased to $3.6 million for the year ended December 31, 1996 compared to $2.2 million for the year ended December 31, 1997, representing an increase of 64.4%. The increase in income from operations was attributable primarily to the increased revenue and to certain operating efficiencies. Operating Margin increased to 10.9% for the year ended December 31, 1996 from 8.2% for the year ended December 31, 1995.

     Total Other Income (Expense). Other income and expense for the year ended December 31, 1996 was $96,398 as compared to $107,382 for the year ended December 31, 1995.

     Net Income. Net income increased to $3.6 million for the year ended December 31, 1996 compared to $2.2 million for the year ended December 31, 1995, representing an increase of 60.2%, reflecting the factors discussed above. No provision for federal income taxes was made for either period since the Predecessor Company was an S corporation prior to the Reorganization.

PENDING ACQUISITION

     On May 29, 1998, the Predecessor Company entered into a letter of intent with the Schoenke Companies and Mr. Schoenke, which provides for, among other things, (i) the acquisition by Clark/Bardes of the businesses and substantially all the assets of the Schoenke Companies, (ii) the execution of a non-competition agreement by each of Mr. Schoenke and the Schoenke Companies, and (iii) the Schoenke Companies' agreement to deal exclusively with Clark/Bardes. The purchase price of the Pending Acquisition, which is subject to change based on Clark/Bardes's due diligence review, is $17.0 million, of which $1.5 million was paid as a secured refundable deposit and $15.5 million is payable in cash at the closing of the Pending Acquisition. The consummation of the Pending Acquisition is subject to numerous conditions, including the consummation of the Offering, the approval of Clark/Bardes's board of directors, obtaining all requisite regulatory approvals and the satisfactory completion of Clark/Bardes's due diligence review. The consummation of the Pending Acquisition must occur on or prior to October 1, 1998. The letter of intent expressly allows the Predecessor Company to enter into and consummate the Reorganization. Management believes that the consummation of the Pending Acquisition is probable.

LIQUIDITY AND FINANCIAL RESOURCES

     Historically, the Predecessor Company financed its operations through internally generated funds and existing cash reserves. For the years ended December 31, 1995, 1996 and 1997 and the three month period ended March 31, 1998 the Predecessor Company produced net cash flow from operations of $2.6 million, $4.3 million, $1.8 million and $2.8 million, respectively.

     Capital expenditures and leasehold improvements amounted to $303,260, $131,057 and $536,983 for the years ended December 31, 1995, 1996 and 1997, respectively. For the entire year ending December 31, 1998, the Company anticipates spending approximately $850,000 on capital projects, including furniture and equipment and upgrades to communication systems and management information systems.

     In 1997, the Predecessor Company (i) acquired the business and substantially all the assets of BCS and (ii) repurchased 2.6 million shares of common stock. To effect such transactions, the Predecessor Company used $2.2 million of cash reserves and issued an aggregate of $33.9 million of debt consisting of 10.5% Senior Secured Notes due August 2002, 11.0% Second Priority Senior Secured Notes due August 2004, 8.5% Medium Term Notes due September 2001 and 8.5% Convertible Subordinated Notes due September 2007.

     On                  , 1998, a Stockholder Distribution Amount equal to $3.2
million, or $1.00 per share, was declared by the Predecessor Company. It is intended that the Stockholder Distribution will be paid prior to the consummation of the Offering.

     As of March 31, 1998, the Predecessor Company owed an aggregate of $35.7 million under outstanding debt obligations. The Predecessor Company's outstanding debt obligations as of March 31, 1998 included the indebtedness mentioned above and 8.5% AAA Distribution Notes due November 2007. The Company anticipates that upon the consummation of the Offering the 8.5% Medium Term Notes due September 2001 will be repaid and the 8.5% Convertible Subordinated Notes due September 2007 will be converted into shares of Common Stock. Pending the application of the proceeds of the Offering, CBH intends to invest the net proceeds of the Offering in short-term, investment grade, interest bearing securities. As of March 31, 1998 and after giving effect to the Reorganization and the Offering, the Company would have had cash and cash equivalents equal to
$          million and indebtedness outstanding equal to $25.2 million, each on a pro forma basis.

     Further expansion of the Company's business through acquisitions may require the Company to incur additional indebtedness or issue equity securities. There can be no assurance that additional debt or equity will be available to the Company or, if available, will be on terms acceptable to the Company.

     As the Company's business grows, its working capital and capital expenditures will also continue to increase. Management believes that existing resources will be sufficient to finance the Company's working capital and capital expenditures for the next twelve months. There can be no assurance, however, that such resources will be sufficient to meet the Company's anticipated requirements or that the Company will not require additional debt or equity financing within this time frame.

YEAR 2000 COMPLIANCE

     Management believes that the computer equipment and software used by the Company will function properly with respect to dates in the Year 2000 and thereafter. However, third parties that have relationships with the Company, including insurance companies and clients, may experience significant operational difficulties if their computer systems do not properly recognize date sensitive information when the year changes to 2000. While these computer malfunction issues may have a material adverse effect on the operations of such third parties, which may, in turn, have a material adverse effect on the Company, management presently believes that Year 2000 issues will not require the Company to incur any material costs and do not pose significant operational problems for the Company.

INFLATION

     Inflation has not had a material effect on the Predecessor Company's results of operations. Certain of the Company's expenses, such as compensation, benefits and capital equipment costs, are subject to normal inflationary pressures. However, the majority of the Company's service and administrative agreements with clients, which generate fee income, have a cost of living adjustment tied to the consumer price index. Management believes that future inflationary pressures will continue to be offset because as inflation increases investment returns will also increase, resulting in higher cash values and higher commission revenue.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This statement specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly-held common stock or potential common stock. This statement is effective for financial statements for both interim and annual periods ending after December 15, 1997 and has been presented in the accompanying financial statements in anticipation of the Offering.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and displaying of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement is effective for years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. At this time, the Company's comprehensive income is not significant.

     In June 1997, the FASB issued SFAS 131, "Disclosures About Segments of an Enterprise and Related Information." This Statement requires public enterprises to report selected information about operating segments in annual and interim reports issued to shareholders. It is effective for financial statements for fiscal years beginning after December 15, 1997, but it is not required to be applied to interim financial statements in the initial year of its application. If applicable, the Company will adopt SFAS 131 for the year ended December 31, 1998.

                                    BUSINESS

GENERAL

     Since the inception of the Predecessor Company in 1967, Clark/Bardes, the wholly owned operating subsidiary of CBH, has grown to become a leading designer, marketer and administrator of insurance-financed employee benefit programs to large corporations and community, regional and money center banks. The Company's clients use these sophisticated programs primarily to offset the costs of employee benefit liabilities and to supplement and secure benefits for key executives. The Company's revenue is earned primarily from (i) commissions paid to Clark/Bardes by the insurance companies that underwrite the policies underlying the Company's programs and (ii) fees paid by clients in connection with program design and the administrative services provided by the Company. Such commissions and fees are usually long term and recurring and are typically paid annually and extend over a period of ten years or more after the sale.

     The Company has experienced rapid growth since December 31, 1995. Effective September 1, 1997, the Predecessor Company acquired substantially all the assets, the client list and the book of business of BCS, a Minnesota based company that designed, marketed and administered insurance-financed employee benefit programs and related compensation, salary and benefit plans for community and regional banks. Through sales generated by a group of specialized independent producers and the integration of the assets acquired from BCS, the Company has a customer base of 155 large corporate clients and 982 regional and community banks as of December 31, 1997. Additionally, the inforce insurance coverage underlying the Company's programs has increased from approximately $18.3 billion as of December 31, 1995 to approximately $43.8 billion as of December 31, 1997, representing a compound annual growth rate of 54.7%. Income from operations has grown from $2.2 million for the year ended December 31, 1995 to $5.2 million for the year ended December 31, 1997, representing a compound annual growth rate of 53.5%.

     Management believes additional growth opportunities exist and that Clark/Bardes' reputation as an industry leader, its comprehensive in-house expertise, sophisticated administrative systems, quality producers and strong relationships with insurance companies provide the Company with distinct competitive advantages. The Company intends to increase its market share by combining these strengths with its core competencies of (i) designing proprietary programs customized to meet clients' needs, (ii) providing outstanding client service, and (iii) responding quickly to develop new products and services brought about by regulatory and legislative changes. In addition, management believes that Clark/Bardes can be a leader in the consolidation of the highly fragmented insurance-financed employee benefit industry by offering liquidity, proprietary benefit and program designs and administrative support to the owners of smaller firms. Finally, management intends to leverage the Company's core competencies by entering into related markets such as compensation consulting and outsourcing of benefit plan administration services.

     The Company has developed the high quality administrative capabilities necessary to service these executive benefit and insurance programs marketed by the Company. At March 31, 1998, the Company administered approximately 180,000 benefit and insurance records for nearly 1,200 clients. At such date, the insurance policies underlying the Company's employee benefit programs represented a total of $44.3 billion of inforce insurance coverage. Of such total inforce insurance coverage in effect at March 31, 1998, 94.0% of the total dollar amount was issued by 22 insurers rated A+ or better by A.M. Best. Management believes that its strong relationship with these insurance companies is due to the Company's history of placing high-quality, high persistency policies.

     As of March 31, 1998, the Company was represented by 35 producers in 25 independently operated sales offices located throughout the United States. These producers and the Company's management will own an aggregate of approximately
     % of the outstanding Common Stock after giving effect to the Offering. See "Principal Stockholders."

INDUSTRY

     Beginning in the early 1980s, corporations and banks began using life insurance to offset the costs of employee benefit liabilities with greater frequency than in the past. Since that time, several large insurers, including AEGON, CIGNA, General American, Great-West and Nationwide, have committed significant resources to develop business-owned life insurance products for use in the insurance-financed employee benefit industry.

     The use of insurance to offset the costs of employee benefit liabilities historically has been affected by legislative change, both positive and negative. In the past, legislation has reduced the usefulness of traditional pension plans for highly-paid executives which, in turn, has increased the attractiveness of insurance-financed non-qualified benefit plans. On the other hand, legislation has limited interest deductibility on policy loans and restricted the use of business-owned life insurance to employees, officers, directors and 20-percent owners. The insurance-financed employee benefit industry will continue to be affected significantly by legislative change. Consequently, the Company believes that the ability to respond quickly to legislative initiatives is a competitive advantage to increase market share.

     The Company believes that historically the insurance-financed employee benefit industry has been dominated by a small number of successful producers and producer groups. Management believes that many of the once-dominant producers and producer groups have not kept pace with the numerous changes affecting the industry, and are currently faced with a decreasing market share and the inability to provide adequate administrative support to existing clients. The Company believes that those producers and producer groups who have not made the necessary and substantial investment in administrative systems and personnel will continue to experience difficulties in satisfying their clients' growing needs and demands and in meeting complex regulatory requirements. Finally, the Company also believes that the ever-changing legislative and economic environments require product development systems and personnel that are more sophisticated and cost intensive than most producers and producer groups are able to justify economically. Given the highly fragmented nature of the industry, management expects significant consolidation to occur in the future.

STRATEGY

     The Company's goal is to enhance its leadership role as a provider of innovative benefit and insurance solutions to corporations and banks throughout the United States. To accomplish this goal, the Company intends to focus on the following:

     - Leverage Market Reputation. The Company plans to leverage its reputation as an industry leader to expand current operations and to enter into related businesses.

     - Design Innovative Programs. The Company intends to use its expertise in program development to create and market innovative, customized programs in order to facilitate the Company's penetration of new markets and to satisfy the financial needs of its clients in a changing regulatory and economic environment.

     - Diversify Business. Management plans to identify and enter into related businesses in which the Company's core competencies can be profitably employed. Examples of related businesses include compensation consulting, outsourcing of benefit plan administrative services and marketing to the non-profit sector.

     - Enhance Administrative Capabilities. The Company intends to continue distinguishing itself from its competitors by enhancing its administrative capabilities, providing high quality administrative services and improving operating margins.

     - Pursue Consolidating Acquisitions. The Company intends to take advantage of the expected consolidation in the insurance-financed employee benefit market and implement the Company's design, distribution and service model on a wide-scale basis so as to increase market share, acquire producer and management talent, enter into new markets and improve operating margins through integration efficiencies.

     The Company intends to use a combination of plans to encourage ownership of CBH stock among its employees, producers and directors so as to further align their interests with those of CBH's stockholders. Examples of such plans include a commission reinvestment plan for producers, providing the opportunity to purchase CBH stock through the Company's 401(k) plan and compensating the Board of Directors with CBH stock.

ACQUISITION STRATEGY

     The insurance-financed employee benefit industry is highly fragmented. Management believes that significant opportunities exist to create a more efficient design, distribution and service system for insurance-financed employee benefit programs. The Company intends to take advantage of these opportunities by pursuing acquisitions on a selected basis. Management categorizes potential acquisition targets in two groups. The first group is comprised of smaller, less sophisticated companies that have not made the necessary investment in technology and personnel, and are finding it increasingly difficult to compete with the larger, more-developed firms. The second group is comprised of viable, sophisticated firms with a solid client base that are owned by a small number of producers who are eager to affiliate their firm with a more established organization.

     Using the successful BCS acquisition as a model, management has established guidelines for evaluating a potential acquisition target. The Company is focused on identifying organizations that can increase the Company's market penetration, retain quality producers after the consummation of the acquisition, create cross-selling opportunities, provide significant opportunity for administrative cost savings and be effected in a manner that is accretive to the Company's earnings. Using these guidelines, the Company will evaluate a potential acquisition target based on factors such as the operating results and financial condition of the target business, its growth potential, the quality of its management and producers and the expected return in relation to other acquisition opportunities. As of March 31, 1998, management had identified approximately 100 companies each with annual revenue in excess of $3.0 million that are potentially attractive acquisition targets. Management believes that the Company's leadership, size, industry expertise and reputation, administrative systems and support and other long-term competitive advantages provide the Company with a decided advantage in its pursuit to acquire selected companies.

PROGRAMS AND PRODUCTS

     Clark/Bardes designs and markets a diverse array of insurance-financed employee benefit programs and provides comprehensive administrative services to meet the needs of its clients. Currently, the Company derives a substantial majority of its total revenue from the sale of insurance products used to fund the Company's proprietary programs. The Company maintains relationships with insurance companies such as AEGON, CIGNA, General American, Great-West, Nationwide, Phoenix Home Life, TMG Life and West Coast Life that are strategic in nature, with both parties committed to developing and delivering creative products with high client value. The Company, through its actuaries and legal, accounting and other professionals, works closely with (i) clients to design custom products that meet the unique organizational needs of such client and
(ii) selected insurance companies to develop unique policy features at competitive pricing.

     Business-owned life insurance refers to life insurance policies purchased by a business that insure the lives of a number of employees. The business pays the premiums on, and is the owner and beneficiary of, such policies. Business-owned life insurance based programs are used primarily to offset a client's cost of providing employee benefits and to supplement and secure benefits for key executives. More specifically, the cash flow characteristics of business-owned life insurance policies are designed to match closely the long-term cash flow characteristics of a client's employee benefit liabilities. Further, business-owned life insurance offers certain advantages, including (i) the cash value of the policies grows on a tax deferred basis until withdrawal and (ii) the policies' death benefits are received tax-free. Finally, the tax deferred nature of the policies provides an attractive return.

     Clark/Bardes' overall approach to marketing and client service is illustrated by the business-owned life insurance marketing process. First, the Company performs the actuarial and insurable interest calculations necessary to determine the amount of life insurance an organization needs to purchase. Then, the Company helps to design a program to meet that particular company's unique organizational needs. Next, Clark/Bardes arranges for the placement of the insurance coverage underlying the Company-designed program with a financially stable insurance company. Last, the Company provides the long-term administrative services associated with the program and the underlying business-owned life insurance policy.

     The Company markets a wide variety of business-owned life insurance based programs, including bank-owned life insurance, deferred income plans ("DIPs"), supplemental executive retirement plans ("SERPs") and secured offset plans ("SOPs") and also markets group term carve out plans ("GTCO").

     The following table sets forth the total revenue by product category for the year ended December 31, 1997, and the amount of first year revenue by product category for each of the years ended December 31, 1995, 1996 and 1997:

                                                               FIRST YEAR REVENUE FOR THE YEAR
                                           TOTAL REVENUE FOR          ENDED DECEMBER 31,
                                            THE YEAR ENDED     --------------------------------
                                           DECEMBER 31, 1997     1995       1996        1997
                                           -----------------   --------   ---------   ---------
Bank-owned life insurance
  Large case.............................       $16,361         $3,061     $ 4,870     $10,096
  Small case.............................         8,451             --          --       7,101
DIP and SERP.............................         7,307          1,718       1,016         785
SOP......................................         3,278            151         200       3,022
GTCO.....................................         3,334            179         676         265
Discontinued products(1).................         8,974          1,780       2,241         790
Add-on(2)................................         1,750            672       1,090         471
                                                -------         ------     -------     -------
          Total..........................       $49,455         $7,561     $10,093     $22,530
                                                =======         ======     =======     =======

---------------

(1) Includes revenue from policies added to existing benefit plans. This is a result of new employees entering a plan and requires minimal sales efforts.

(2) Includes renewal revenue from products used in existing plans which are no longer marketed for new plans because of legislative changes.

     Bank-Owned Life Insurance. Bank-owned life insurance refers to business-owned life insurance purchased by a bank. The Office of the Comptroller of the Currency provides guidelines that tie the purchase of bank-owned life insurance to the costs of offsetting employee benefits on an aggregate basis. Clark/Bardes was the first organization to implement large case bank-owned life insurance programs, which are designed for, and marketed to, banks with assets in excess of $1.0 billion. As a result of the BCS acquisition, the Company now markets small case bank-owned life insurance programs, which are used to offset benefit costs for executives and directors of regional and community banks with assets of less than $1.0 billion. The Company markets a wide variety of bank-owned life insurance, including fixed yield policies (general account policies), variable yield policies (separate account policies) and a Protected Equity Plan(TM) (a hybrid policy which provides the minimum return of a fixed yield policy with the upside potential of a variable yield policy).

     Deferred Income Plans. DIPs allow corporate executives to defer a portion of their current income on a tax-deferred basis. The deferred income and interest in a properly designed and administered DIP grows on a tax-deferred basis until distributions are made to the executive, usually at retirement. Corporations often purchase life insurance to create an asset in order to offset the costs of the liability created by a DIP. DIPs can be structured in a variety of ways, including "traditional" DIPs, which credit the deferred income amount with a fixed rate of interest and use fixed yield life insurance products to offset the costs of the Company's liability, and "variable" DIPs, which credit the deferred income amount with interest based on a bond or equity index and use variable yield life insurance products to offset the costs of the Company's liability. In an effort to provide additional security for executives, corporations usually create a trust to hold the related insurance policies.

     As of March 31, 1998, approximately 70% of the Fortune 1000 companies offered some form of a DIP. Because DIPs provide executives with a method to defer income at little or no cost to the corporation, management believes that the demand for these plans will continue to rise, as corporations implement new plans or expand the availability of existing plans.

     Supplemental Executive Retirement Plans. SERPs are specifically designed to supplement the dollar limitation on benefits paid from qualified pension plans. The 1993 Omnibus Budget Reconciliation Act (the "OBRA") lowered the maximum dollar amount of compensation that can be used to determine the pension benefits payable to an executive from a qualified plan to $150,000. OBRA had significant adverse effects on defined benefit, defined contribution and 401(k) plans. As a result, non-qualified plans such as SERPs, which are not subject to the same stringent rules, have increased in popularity. SERPs are funded with the same insurance products and strategies used to fund DIPs. As of March 31, 1998, approximately 60% of the Fortune 500 companies provided some form of SERP for their executives.

     Secured Offset Plans. SOPs are designed to supplement an executive's income by restoring retirement benefits previously limited by legislative changes. Using a technique commonly known as "split dollar," SOPs are funded with insurance policies. Ownership rights to an individual policy are shared between the corporation and the executive. The corporation and the executive share in the insurance policy's increasing cash value and death benefits. The corporation pays the premiums, but recovers these expenditures from its share of the policy's proceeds. The executive's interest in such policy is targeted to equal the present value of the retirement benefits due at the time of such executive's retirement.

     Group Term Carve Out Plans. Currently, a corporation can provide its employees with a group term life insurance policy death benefit of up to $50,000 on a tax-free basis. The cost of providing a death benefit in excess of $50,000 is currently taxed to the employee as ordinary income. GTCOs replace the taxable portion of the group term life insurance plan with permanent life insurance. GTCOs often provide a greater amount of insurance and post-retirement death benefit to the employee at a competitive overall cost. The corporate plan sponsor is not an owner or beneficiary of the permanent life insurance policies.

ADMINISTRATIVE SERVICES

     Management believes that the Company is recognized as an industry leader in providing high quality, unique services to its clients partly through the application of internally developed technology. The Company approaches administrative service opportunities with a differentiation strategy to generate significant revenues and profits. The clients' unique requirements and needs are served through customized, value-added services and intensive client support, creating brand and client loyalty and resulting in lower sensitivity to price. The Company further differentiates itself by employing a focused strategy for a particular buyer group. For instance, Clark/Bardes services segments such as banking with an insider's view of the industry which results in providing high quality services customized to a client's needs while achieving lower costs.

     Clark/Bardes offers customized enrollment and administrative services for insurance-financed employee benefit programs, including business-owned life insurance and non-qualified benefit plans. Due to the many complex requirements of the administrative process, each client is assigned an account team comprised of four account specialists who are responsible for servicing the needs of that client. The administrative services provided by the Company's account specialists include coordinating and managing the enrollment process, distributing communication materials, monitoring financial, tax and regulatory changes, providing accounting reports, performing annual reviews and reporting historical and projected cash flow and earnings. The account specialists are supported by the Company's in-house actuarial, legal, accounting and insurance specialists.

                           CLARK/BARDES PLAN SERVICES

                                  [FLOW CHART]

     The Company builds its client base by fostering long-term client relationships. To this end, the training and focus of each account team centers on the Company's goal of delivering the highest quality program implementation and administrative services in the industry. This benefits both the client, through top professional support, and the producer, who can focus more closely on the sales process. To further emphasize long-term client relationships, the Company enters into administrative agreements with each client, in most cases for a term greater than ten years. Finally, the Company's method of calculating the revenue splits with its producers attempts to ensure the long-term viability of its administrative services group. More specifically, the Company estimates the administrative cost for the term of an administrative agreement. Thereafter, the administrative costs are collected directly from the client or from the producer's commission if no fees are charged to the client. The purpose of this arrangement is to ensure that the revenue from new sales is not required to subsidize the administrative costs of existing cases.

     Management believes that the Company's commitment to providing high quality client and administrative services is one of the primary reasons that the Company has achieved the success it has enjoyed to date. The Company believes that its continued focus on, and investment in, the personnel and technology necessary to deliver this level of client service will bolster the Company's reputation as an industry leader.

DISTRIBUTION

     The Company markets its insurance-financed employee benefit programs and related administrative services through a group of producers in independently operated sales offices located throughout the United States. As of March 31, 1998, the Company was represented by 35 producers in 25 offices, with staffing ranging in size from two persons to over 20 persons. The Company's producers
will own an aggregate of approximately      % of the outstanding shares of
Common Stock after giving effect to the Offering. See "Principal Stockholders." Each producer is an independent contractor and enters into an agency agreement with the Company to market programs and services on behalf of the Company on an exclusive basis. Each agency agreement includes a non-compete clause, confidentiality agreement and operating guidelines and standards. As an independent contractor, each producer is responsible for its own selling expenses and overhead.

     Clark/Bardes and its producers recognize the importance of attracting and retaining qualified, productive sales professionals. To this end, the Company and its producers actively recruit and develop new sales professionals in order to add distribution capacity for the Company. Further, the Company's acquisition strategy focuses on retaining the productive sales professionals of the entity being acquired.

EMPLOYEES

     As of March 31, 1998, the Company employed approximately 135 persons, of whom approximately 60 worked in administrative services, 20 worked in program design, 18 worked in information systems and technical support, 12 worked in accounting, six worked in marketing, and the remainder performed various executive and administrative functions. The majority of the Company's employees have college degrees, with several persons holding advanced degrees in law, business administration or actuarial science. Professional development is a highly valued industry characteristic, and insurance and financial planning designations such as FSA, ASA, CLU, CEBS, ChFC, CFP, and FLMI are held by a large number of the Company's employees. The Company actively encourages continuing education for employees through expense reimbursement and reward plans. Due to the specialized nature of the business, Clark/Bardes often recruits experienced persons from insurance companies, consulting firms and related industries.

MARKETING SUPPORT

     Clark/Bardes has made a substantial investment to establish a highly qualified marketing department. The marketing department's primary focus is to support the Company's sales efforts. To this end, the marketing department develops and tracks sales leads for the producers, provides marketing materials and research and performs the public relations function for the Company and its producers. The marketing department, which includes a full time copywriter and graphic artist, produces all the marketing materials used by the Company and its producers. The Company, through its marketing department, distributes external newsletters and other program update pieces to approximately 7,500 current and prospective clients throughout the year and sponsors telephone conferences and meetings featuring industry experts and nationally recognized speakers. Finally, the marketing department coordinates the publication of articles written by Clark/Bardes employees and producers and ensures that Company representatives are quoted as information sources in major national publications. Management believes that the efforts of the Company's marketing department have helped make Clark/Bardes a readily identifiable leader in the insurance-financed employee benefit industry.

PRODUCER SUPPORT

     The Company's producers are supported by a design and analysis department. The department's primary responsibility is to design a customized insurance-financed employee benefit program that will effectively offset the costs of a client's employee benefit liabilities. The design analyst works with the producer to identify the needs of a prospective client. Next, the design analyst investigates the availability and pricing of products that are compatible with that client's needs. Finally, the analyst develops the financial projections necessary to evaluate the benefit costs and cost recoveries for the prospective client, together with an analysis of alternatives to assist that client in making a decision.

TECHNOLOGY AND ADMINISTRATION

     The Company has made a significant investment in developing proprietary financial modeling and administrative systems that support the unique characteristics of insurance-financed employee benefit programs. Both systems are generalized and parameter-driven in order to support the special processing needs of a diverse client base. The Unix-based administrative system utilizes a relational database that allows the Company to access easily client, participant, policy and benefit information. In addition, a telephonic application allows individual plan participants access 24 hours a day to account balance and unit price information. In 1998, management plans to begin migrating the administrative system to a client-server based environment in order to reduce system development time and to allow the Company to respond more quickly to changing market and client needs.

     Local area networks link all of the Company's personal computers. Internet mail is utilized to communicate data with clients and the sales offices. Management intends to continue to invest in technology and system development in order to offer additional services to clients, support new markets, integrate acquired operations, improve productivity and reduce costs. For example, the Company's 1998 capital budget contemplates implementing intranet and collaborative workgroup tools to speed communications and to allow information to be easily shared across the organization. Further, as the Company continues to grow internally and by acquisitions, management intends to establish a wide area network to facilitate communications across all locations.

     The Company maintains a disaster recovery plan for its local area network and Unix environments in order to minimize downtime in the event of a major system failure. The local area network file servers and Unix database servers are located in a physically secure area and all systems are password-protected to ensure access is limited to authorized individuals.

PERSISTENCY

     Over the last five years, the Company has experienced a persistency rate of approximately 98.0% of the inforce insurance underlying the Company's programs, with the exception of commissions on Leveraged COLI business, which business was affected by adverse tax law changes. The Company believes that this high persistency rate is attributable to numerous factors. The first factor relates to the underlying purpose of an insurance-financed employee benefit program, which is to offset the costs of employee benefit liabilities and provide long-term benefits to executives. An insurance policy is not typically used to fund the benefits for a specific individual, but rather to offset the costs of a client's employee benefit costs on an aggregate basis. Therefore, the policy is usually held to maturity, regardless of whether any particular individual insured remains with the client. Second, a client would suffer unfavorable tax consequences upon the surrender of the underlying business-owned life insurance policy. The cash value of the policy to the extent it represents amounts beyond the cash premiums paid by the allowable charges against the insurance account, or gain on insurance, is taxed immediately at ordinary income rates upon surrender, and an additional penalty tax applies in certain instances. A client often has the option of making a tax-free exchange to another policy. Upon the exchange, however, the client would incur substantial insurance company-related costs, such as premium taxes. These costs are normally waived in the event a particular insurance company experiences a significant reduction in its credit rating. Third, the Company's high persistency rate is partially attributable to provisions in many interest rate sensitive products that disallow a full-scale withdrawal or exchange. Finally, Clark/ Bardes has strategically committed resources to provide a high degree of on-going client service. Management believes that the quality of the Company's services enhances persistency by distinguishing the Company from its competitors.

COMPETITION

     The marketing, design and administration of insurance-financed employee benefit programs is highly competitive. The Company and its producers compete with a large number of insurance agents, life insurance brokers, third party administrators, producer groups and insurance companies. The Company's direct competitors include Compensation Resource Group, Harris Crouch Long Scott and Miller, Management Compensation Group, Newport Group, The Benefit Group and The Todd Organization. Furthermore, competition exists for producers and other marketers of life insurance products who have demonstrated sales ability. National banks, with their existing depositor bases for financial services products, may pose increasing competition in the future to companies who sell life insurance products, including the Company. Recent United States Supreme Court decisions have expanded the authority of national banks to sell life insurance products.

     Clark/Bardes competes for clients on the basis of reputation, client service, program and product offerings and the ability to tailor insurance products and administrative services to the specific needs of a client. Although certain competitors have access to proprietary programs and products unavailable to the Company and others offer lower prices for administrative services, management believes that the Company is in a superior competitive position in most, if not all, of the meaningful aspects of its business. Management does not consider its direct competitors to be its greatest competitive threat. Rather, management believes that the Company's most serious competitive threat will likely come either from large, diversified financial entities which are willing to expend significant resources to gain market share or from larger competitors that pursue an acquisition or consolidation strategy similar to that of the Company.

GOVERNMENT REGULATION

     The insurance-financed employee benefit industry is subject to extensive regulation by state governments. Clark/Bardes operates in all 50 states through licenses held by Clark/Bardes or by its producers. In addition, the Company markets its insurance-financed employee benefit programs in the states of Ohio, Pennsylvania and Texas through entities licensed in those states for which the Company provides almost all services by means of administrative service agreements. In general, state insurance laws generally establish supervisory agencies with broad administrative and supervisory powers related to such matters as granting and revoking licenses, approving individuals and entities to whom commissions can be paid, licensing insurance agents, transacting business, approving policy forms and regulating premium rates for some lines of business. See "Risk Factors -- Governmental Regulation."

     While the federal government does not directly regulate the marketing of most insurance products, certain products, such as variable life insurance, must be registered under the federal securities acts and therefore the producers and the entities selling such products must be registered with the NASD. The Company markets such insurance products through an entity registered as a broker-dealer and for which the Company provides almost all services by means of administrative service agreements. Further, the Company is subject to various federal laws and regulations affecting matters such as pensions, age and sex discrimination, financial services, securities and taxation. In recent years, the Office of the Comptroller of the Currency has issued a number of rulings which have expanded the ability of banks to sell certain insurance products. Further, the United States House of Representatives is currently considering the Financial Services Act (H.R.10), which would, among other things, eliminate existing restrictions on the affiliation of insurance companies, banks and securities firms. Such legislation and other future federal or state legislation, if enacted, could result in increased competition, as well as new opportunities, for the Company. See "Risk Factors -- Governmental Regulation."

ANCILLARY BUSINESS ARRANGEMENTS

     Because of various federal and state licensing restrictions, the Company markets certain products registered with the SEC and its insurance-financed employee benefit programs in the states of Ohio, Pennsylvania and Texas through insurance agencies for which the Company provides almost all services by means of an administrative service agreement (an "Administrative Service Agreement"). Each of the insurance agencies, Clark/Bardes Securities, Inc., a Texas corporation licensed as a broker/dealer, Clark/ Bardes Agency of Ohio, Inc., an Ohio corporation, Clark Bardes, Inc. of Pennsylvania, a Pennsylvania corporation, and Clark/Bardes of Texas, Inc., a Texas corporation, provides the entity through which the Company's producers sell certain products and conduct business in such states. In exchange, each of the insurance agencies is a party to an Administrative Service Agreement pursuant to which such insurance agency pays the Company to furnish facilities, services, personnel and assistance, including (i) performing all bookkeeping and accounting functions, (ii) establishing and maintaining all records required by law and by generally accepted accounting principles, (iii) furnishing all stationery, forms, and supplies, (iv) providing all necessary clerical and professional staff to perform the above activities, (v) providing all computer hardware and software capabilities and facilities, (vi) providing office space, furniture, fixtures, equipment and supplies, (vii) assisting in the preparation of reports required by governmental regulatory and supervisory authorities, and (viii) billing and collection of all premiums. The charges and fees pursuant to the Administrative Service Agreements are equal to the costs incurred by the Company in providing the services, personnel and property, plus an additional amount equal to a certain percentage of such cost. Each insurance agency is solely responsible for its own activities as an insurance producer and for its relationship with the producers or employees in the course and scope of their activities performed on behalf of such agency. Clark/Bardes Securities, Inc. paid the Company an aggregate of $250,000, $211,000 and $206,000 in 1995, 1996 and 1997,
respectively. Clark/Bardes Agency of Ohio, Inc. paid the Company an aggregate of $0, $0 and $155,000 in 1995, 1996 and 1997, respectively. Clark/Bardes, Inc. of Pennsylvania paid the Company an aggregate of $66,019, $27,400, and $86,800 in 1995, 1996 and 1997, respectively. Clark/Bardes of Texas, Inc. paid the Company an aggregate of $0, $0, and $0 in 1995, 1996 and 1997, respectively.

PROPERTIES

     The following table sets forth certain information with respect to the principal facilities used in the Company's operations, both of which are leased:

                                              CURRENT MONTHLY    APPROXIMATE          LEASE
                  LOCATION                      LEASE RATE      SQUARE FOOTAGE   EXPIRATION DATE
                  --------                    ---------------   --------------   ---------------
Dallas, Texas...............................      $46,632           32,000       April 2002
Minneapolis, Minnesota......................      $31,120           15,000       August 2005

     The aggregate monthly lease rate for the properties listed above is $77,752. The Company subleases approximately 2,300 square feet of its Minneapolis, Minnesota office space at a monthly rate of $4,804. Management believes that the Company's existing facilities are adequate to meet its office space requirements for the foreseeable future.

ADVISORY BOARD

     The Company has an advisory board whose primary functions are to offer guidance to the Company's officers and directors and to provide specific assistance and advice regarding potential acquisitions. Currently, the advisory board is comprised of 28 members. While the Company has no obligation to accept or take any actions recommended by the advisory board, management believes that the advisory board, because of its members' broad range of experience and interests, is a valuable source of knowledge from which the Company can draw. The advisory board meets semi-annually, and management consults with individual members of the advisory board from time to time on an as-needed basis.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information with respect to the executive officers, directors and key employees of CBH and Clark/Bardes:

                   NAME                     AGE                     POSITION
                   ----                     ---                     --------
W.T. Wamberg..............................  45    Chairman of the Board and Director of each
                                                  of CBH and Clark/Bardes
Lawrence H. Hendrickson...................  59    Vice Chairman and Director of each of CBH
                                                  and Clark/Bardes
Melvin G. Todd............................  42    President, Chief Executive Officer and
                                                  Director of each of CBH and Clark/Bardes
Richard C. Chapman........................  43    Executive Vice President of Clark/Bardes
Thomas M. Pyra............................  46    Chief Financial Officer of each of CBH and
                                                    Clark/Bardes
James V. Meyer............................  41    Senior Vice President of Clark/Bardes
James C. Bean.............................  45    Senior Vice President of Clark/Bardes
Larry R. Sluder...........................  50    Senior Vice President and Corporate Actuary
                                                  of Clark/Bardes
Keith L. Staudt...........................  46    Vice President, General Counsel and
                                                  Secretary of each of CBH and Clark/Bardes
Kathleen L. Cooper........................  48    Vice President, Insurance Administrator of
                                                    Clark/Bardes
William J. Gallegos.......................  38    Vice President, Client Services of
                                                  Clark/Bardes
Kurt J. Laning............................  37    Vice President, Research and Development of
                                                    Clark/Bardes
Sue A. Leslie.............................  51    Vice President, Technical Services of
                                                    Clark/Bardes
Chris L. Parker...........................  33    Vice President, Design and Analysis of
                                                    Clark/Bardes
Ronald A. Roth............................  40    Vice President, Marketing of Clark/Bardes
Randolph Pohlman..........................  55    Director of each of CBH and Clark/Bardes
L. William Seidman........................  77    Director of each of CBH and Clark/Bardes

     W.T. WAMBERG has served as the Chairman of the Board of Directors and a Director of CBH since June 1998, and became the Chairman of the Board of Directors and a Director of Clark/Bardes upon the consummation of the Reorganization. Mr. Wamberg's term as a Director of CBH expires in January 2001. Mr. Wamberg served as a Director of the Predecessor Company since 1988 and served as the Chairman of the Board of the Predecessor Company from September 1996 until the consummation of the Reorganization. Mr. Wamberg, who has been a producer for the Company since 1976, is also President and CEO of The Wamberg Organization, Inc., an independently operated sales office that markets the Company's products. Mr. Wamberg graduated from Baldwin-Wallace College with a Bachelor of Arts degree in finance. Mr. Wamberg was formerly President of the American Association of Life Underwriters.

     LAWRENCE H. HENDRICKSON has served as the Vice Chairman of the Board of Directors and Director of CBH since June 1998, and became the Vice Chairman of the Board of Directors and a Director of Clark/ Bardes upon the consummation of the Reorganization. Mr. Hendrickson's term as Director of CBH expires in January 2000. From September 1996 until the consummation of the Reorganization, Mr. Hendrickson served as the Vice Chairman of the Board of Directors and a Director of the Predecessor Company. Mr. Hendrickson founded BCS in May 1982 and since that time and through the date of the BCS acquisition served as its Chief Executive Officer. Prior to founding BCS, Mr. Hendrickson was President of L.H. Hendrickson & Co., Inc. providing investment and insurance solutions to small businesses and affluent individuals since 1960. Mr. Hendrickson is a graduate of the University of Minnesota with a Bachelor of Arts degree in business.

     MELVIN G. TODD has served as a Director, Chief Executive Officer and President of CBH since June 1998, and became a Director and the Chief Executive Officer and President of Clark/Bardes upon the consummation of the Reorganization. Mr. Todd's term as a Director of CBH expires in January 1999. From January 1993 until the consummation of the Reorganization, Mr. Todd served as a Director and the Chief Executive Officer and President of the Predecessor Company. Prior to joining the Predecessor Company, Mr. Todd served as a Vice President with Great-West Life Assurance Company. Mr. Todd graduated with honors from the University of Manitoba with a Bachelor of Commerce degree. Mr. Todd is also an active member of the American Academy of Actuaries and a Fellow of the Society of Actuaries.

     RICHARD C. CHAPMAN became an Executive Vice President of Clark/Bardes upon the consummation of the Reorganization. Prior to the Reorganization, Mr. Chapman served and served as the President and Chief Executive Officer of Bank Compensation Strategies Group, an operating division of the Predecessor Company, since September 1997. Prior to joining the Predecessor Company, Mr. Chapman was a producer for BCS since 1985, served as President of BCS since January 1994 and as Chief Executive Officer since September 1997. Prior to joining BCS, Mr. Chapman was an officer with First Bank System, a regional bank holding company in Minneapolis, Minnesota. Mr. Chapman graduated cum laude from Augustana College in Sioux Falls, S.D., with a double major in mathematics and business administration.

     THOMAS M. PYRA became the Chief Financial Officer of CBH in June 1998 and became the Chief Financial Officer of Clark/Bardes upon the consummation of the Reorganization. Mr. Pyra served as the Chief Financial Officer for the Predecessor Company from May 1998 until the consummation of the Reorganization. Prior to joining the Predecessor Company, Mr. Pyra served as Vice President and Chief Financial Officer of Geodesic Systems, L.L.C. from April 1997. Mr. Pyra served as Chief Financial Officer for Recompute Corporation from October 1995 until January 1997 and served as Vice President and Controller of Intercraft Company from October 1992 until September 1995. Mr. Pyra received a Bachelor of Science degree in finance and an MBA from DePaul University.

     JAMES V. MEYER became Senior Vice President of Clark/Bardes upon the consummation of the Reorganization and has served in the same capacity for Bank Compensation Strategies Group, an operating division of the Predecessor Company, since September 1997. Prior to joining the Predecessor Company, Mr. Meyer served as Senior Vice President of BCS from November 1995 to December 1996 and as Executive Vice President of BCS from January 1997 to August 1997. Prior to joining BCS, Mr. Meyer served as a Vice President at Blanski Peter Kronlage & Zoch, public accountants, from May 1987 to November 1995. Mr. Meyer graduated from the University of St. Thomas with a Bachelor of Science degree in Accounting, and from the American College with a Masters of Science in Financial Services. Mr. Meyer holds the designations of Certified Public Accountant and Certified Financial Planner.

     JAMES C. BEAN became the Senior Vice President of Clark/Bardes upon the consummation of the Reorganization and served in the same capacity for Bank Compensation Strategies Group, an operating division of the Predecessor Company, since February 1998. From October 1990 to February 1998, Mr. Bean served as Senior Vice President and Managing Principal of Mullin Consulting, an executive benefits firm. Mr. Bean graduated from the University of Minnesota with a Bachelor of Arts degree in Liberal Arts.

     LARRY R. SLUDER became Senior Vice President and Corporate Actuary of Clark/Bardes upon the consummation of the Reorganization and has served in the same capacity for the Predecessor Company from February 1998 until the consummation of the Reorganization. From August 1993 to February 1998, Mr. Sluder served as a Vice President and Corporate Actuary of the Predecessor Company. Prior to joining the Predecessor Company, Mr. Sluder served as a Consulting Actuary in the executive benefits and compensation area for an actuarial consulting firm. Mr. Sluder graduated from the University of North

Carolina with a Bachelor of Science degree in mathematics and continued with graduate studies at Wake Forest University.

     KEITH L. STAUDT has served as the Vice President, General Counsel and Secretary of CBH since June 1998 and became the Vice President, General Counsel and Secretary of Clark/Bardes upon the consummation of the Reorganization. Prior to June 1998, Mr. Staudt served the Predecessor Company as General Counsel since March 1995, as Vice President and General Counsel since 1997, and as Vice President, General Counsel and Secretary since April 1997. From September 1986 to March 1995, Mr. Staudt served as Vice President of Marketing Services for Allianz Life Insurance Company in Dallas, Texas. Mr. Staudt graduated from the University of Iowa with a Bachelor of Arts degree in Anthropology and a Juris Doctor degree.

     KATHLEEN L. COOPER became Vice President, Insurance Administrator of Clark/Bardes upon the consummation of the Reorganization and has served in the same capacity for Bank Compensation Strategies Group, an operating division of the Predecessor Company, since September 1997. From November 1990 to September 1997, Ms. Cooper served as a Vice President, Insurance Administrator, for BCS. Ms. Cooper joined BCS at the time it was founded in 1982.

     WILLIAM J. GALLEGOS, JR. became Vice President, Client Services of Clark/Bardes upon the consummation of the Reorganization and has served in the same capacity for the Predecessor Company since May 1993. From January 1987 to May 1993, Mr. Gallegos served the Predecessor Company in various client service positions. Prior to joining the Predecessor Company in 1987, Mr. Gallegos held accounting and financial analyst positions with Chevron and National Resource Management. Mr. Gallegos graduated from Louisiana State University with a Bachelor of Science degree in Business Administration and a Masters of Business Administration in Finance.

     KURT J. LANING became Vice President, Product Development of Clark/Bardes upon the consummation of the Reorganization and has served in the same capacity for the Predecessor Company since March 1998. From July 1996 to March 1998, Mr. Laning served as an Actuarial Consultant for Laning Associates, an actuarial services company, and from January 1994 to July 1996 served as Assistant Vice President, International Markets with Great-West Life Assurance Company. From June 1991 to January 1995, Mr. Laning served as Executive Vice President and Actuary for Bancsource Insurance Services, Inc. Mr. Laning graduated from the University of Wisconsin with a Bachelor of Science degree in Actuarial Science.

     SUE A. LESLIE became Vice President, Technical Services of Clark/Bardes upon the consummation of the Reorganization and has served in the same capacity for the Predecessor Company since April 1991. Prior to joining the Predecessor Company, Ms. Leslie was a consultant for system implementations at Continuum, Inc. Ms. Leslie has more than 25 years experience developing systems for financial services applications. Ms. Leslie graduated with honors from the University of Texas with a Bachelor of Arts degree in mathematics.

     CHRIS L. PARKER became Vice President, Design and Analysis of Clark/Bardes upon the consummation of the Reorganization and has served in the same or similar capacities for the Predecessor Company since February 1994. From January 1987 to January 1994, Mr. Parker served as Assistant Manager with Great-West Life Assurance Company. Mr. Parker graduated from the University of Illinois with a Bachelor of Science degree in Actuarial Science.

     RONALD A. ROTH became Vice President, Marketing of Clark/Bardes upon the consummation of the Reorganization and has served in the same capacity for the Predecessor Company since March 1993. From May 1989 to March 1993, Mr. Roth was Marketing Manager for Great-West Life Assurance Company. Mr. Roth graduated from the University of Colorado with a Bachelor of Arts degree in Economics.

     RANDOLPH POHLMAN has served as a Director of CBH since June 1998 and became a Director of Clark/ Bardes upon the consummation of the Reorganization. Mr. Pohlman's current term as director expires in January 2001. Since February 1996 until the consummation of the Reorganization, Mr. Pohlman served as a member of the Predecessor Company's Advisory Board. Mr. Pohlman is currently the Dean at the School of

Business and Entrepreneurship at Nova Southeastern University in Fort Lauderdale, Florida. Mr. Pohlman graduated from Kansas State University with a Bachelor of Science and Master of Science degrees in Business Administration and, in addition, earned a Ph.D. in finance and organizational behavior from Oklahoma State University.

     L. WILLIAM SEIDMAN has served as a Director of CBH since June 1998 and became a Director of Clark/ Bardes upon the consummation of the Reorganization. Mr. Seidman's term as Director of CBH expires in January 2000. From September 1997 until the consummation of the Reorganization, Mr. Seidman served as a member of the Predecessor Company's Advisory Board. Mr. Seidman is the chief commentator on NBC cable network's CNBC and publisher of Bank Director magazine. From 1985 to 1991, Mr. Seidman served as the fourteenth chairman of the Federal Deposit Insurance Corporation under Presidents Reagan and Bush. He became the first chairman of the Resolution Trust Corporation in 1989 and served in that capacity until 1991. Earlier, Mr. Seidman had served as President Reagan's co-chair of the White House Conference on Productivity, President Ford's Assistant of Economic Affairs and a member of the Arizona Governor's Commission on Interstate Banking. The former dean of Arizona State's College of Business, Mr. Seidman holds an A.B. from Dartmouth (Phi Beta Kappa), an LL.B. from Harvard Law School and an M.B.A. (with honors) from the University of Michigan.

     The directors will be divided as evenly as possible into three classes, denominated Class I, Class II and Class III, with the terms of office of each class expiring at the 1999, 2000 and 2001 annual meeting of stockholders, respectively. After his initial term, each Director will serve for a term ending following the third annual meeting following the annual meeting at which such Director is elected and until his successor is elected an qualified, or until his earlier death, resignation or removal. The directors in each class are as follows: Class I--Mr. Todd, Class II--Mr. Hendrickson and Mr. Seidman, Class III--Mr. Wamberg and Mr. Pohlman. All officers are appointed by, and serve at the discretion of, the Board of Directors. CBH intends to add two more directors after the Offering.

EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation with respect to the Chief Executive Officer of the Company and the Company's four most highly compensated executive officers other than the Chief Executive Officer for services rendered to the Predecessor Company during 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                      ANNUAL COMPENSATION(1)(2)       SECURITIES
                                                   -------------------------------    UNDERLYING
                                                   YEAR    SALARY($)   BONUS($)(3)    OPTIONS(#)
                                                   ----    ---------   -----------   ------------
Melvin G. Todd...................................  1997    $250,886     $225,007        70,833
  President, Chief Executive Officer and Director  1996     250,008      200,006            --
                                                   1995     250,000      133,333            --
Richard C. Chapman(4)............................  1997      84,191       75,000            --
  Executive Vice President                         1996          --           --            --
                                                   1995          --           --            --
Larry R. Sluder..................................  1997     131,554       78,500        30,145
  Senior Vice President and Corporate Actuary      1996     111,000       49,400            --
                                                   1995     105,000       28,000            --
Keith L. Staudt..................................  1997     113,554       50,400        14,640
  Vice President, General Counsel and Secretary    1996     102,750       20,550            --
                                                   1995      67,846       10,000            --
Sue A. Leslie....................................  1997     105,000       47,250        16,667
  Vice President, Technical Services               1996     100,000       40,000            --
                                                   1995      94,500       25,200            --

---------------

(1) Does not include "Other Annual Compensation" because amounts of certain perquisites and other noncash benefits provided by the Company did not exceed the lesser of $50,000 or 10.0% of the total annual base salary and bonus disclosed in this table for the respective officer.

(2) Clark/Bardes does not pay Mr. Wamberg for services other than as Chairman of the Board and Director. Clark/Bardes pays commission splits to The Wamberg Organization which in turn pays Mr. Wamberg's salary. See "Certain Transactions -- Principal Office Agreement with W.T. Wamberg" and
    "-- Compensation of Directors."

(3) Represents for the named executive officers incentive compensation under employment agreements. See "Management -- Employment and Indemnification Agreements."

(4) Represents compensation paid by the Predecessor Company for the four month period ended December 31, 1997.

     The following table sets forth certain information concerning the options granted to the named executive officers during 1997:

                           OPTION GRANTS IN LAST YEAR

                                              INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE VALUE
                            ------------------------------------------------------     AT ASSUMED ANNUAL RATES
                            NUMBER OF      % OF TOTAL                                       OF STOCK PRICE
                            SECURITIES   OPTIONS GRANTED                                     APPRECIATION
                            UNDERLYING    TO EMPLOYEES     EXERCISE                       FOR OPTION TERM(2)
                             OPTIONS           IN            PRICE      EXPIRATION    --------------------------
           NAME              GRANTED         YEAR(1)       PER SHARE       DATE           5%             10%
           ----             ----------   ---------------   ---------    ----------    -----------    -----------
Melvin G. Todd............    20,833          10.9           $4.80       12/29/07      $ 55,132       $135,792
                              50,000          26.2           $7.00       12/29/07      $192,965       $475,282
Richard C. Chapman........        --            --              --             --            --             --
                                  --            --              --             --            --             --
Larry R. Sluder...........     5,145           2.7           $4.80       12/29/07      $ 13,615       $ 33,536
                              25,000          13.1           $7.00       12/29/07      $ 96,482       $237,641
Keith L. Staudt...........     2,140           1.1           $4.80       12/29/07      $  5,663       $ 13,949
                              12,500           6.6           $7.00       12/29/07      $ 48,241       $118,820
Sue A. Leslie.............     4,167           2.1           $4.80       12/29/07      $ 11,027       $ 27,161
                              12,500           6.6           $7.00       12/29/07      $ 48,241       $118,820

---------------

(1) Options to purchase a total of 40,830 shares of common stock at an exercise price of $4.80 per share were granted in 1997, and options to purchase a total of 150,000 shares of common stock at an exercise price of $7.00 per share were granted in 1997.

(2) In accordance with the rules of the SEC, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on the assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and do not reflect the Company's estimates or projections of future Common Stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock, the option holder's continued employment through the option period, and the date on which the options are exercised.

     The following table sets forth certain information concerning all unexercised options held by the Named Executive Officers as of December 31, 1997. For additional information and certain terms of options see
"Management -- Stock Option Plan." No options were exercised during 1997.

       AGGREGATE OPTION EXERCISES IN LAST YEAR AND YEAR END OPTION VALUES

                                                                                          VALUE OF UNEXERCISED IN
                                                             NUMBER OF UNEXERCISED         THE MONEY OPTIONS AT
                                SHARES                      OPTIONS AT YEAR-END(#)              YEAR-END(1)
                              ACQUIRED ON      VALUE      ---------------------------   ---------------------------
            NAME              EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   -----------   -----------   -------------   -----------   -------------
Melvin G. Todd..............      --            --           20,833        50,000                       $
Richard C. Chapman..........      --            --           --            --              --             --
Larry R. Sluder.............      --            --            6,250        23,895                       $
Keith L. Staudt.............      --            --            3,125        11,515                       $
Sue A. Leslie...............      --            --            3,125        13,542                       $

---------------

(1) Value for "in-the-money" options represents the positive spread between the respective exercise prices of outstanding options and an assumed initial
    public offering price of $     per share (the mid-point of the Range).

COMMITTEES OF THE BOARD OF DIRECTORS

     Upon the consummation of the Offering, the Board of Directors will establish an audit committee (the "Audit Committee"), which will consist of
Messrs.                and                , a compensation committee (the
"Compensation Committee"), which will consist of Messrs. Pohlman and Seidman, and an executive committee (the "Executive Committee"), which will consist of
Messrs.                and                .

     The Audit Committee will review the scope and approach of the annual audit, the annual financial statements of the Company and the auditors' report thereon and the auditors' comments relative to the adequacy of the Company's system of internal controls and accounting systems. The Audit Committee will also recommend to the Board of Directors the appointment of independent public accountants for the following year. The Audit Committee will consist of at least two members, both of whom will be independent directors.

     The Compensation Committee will review management compensation levels and provide recommendations to the Board of Directors regarding salaries and other compensation for the Company's executive officers, including bonuses and incentive plans, and will administer the Stock Option Plan.

     The Executive Committee will have the power and authority of the Board of Directors to manage the affairs of the Company between meetings. The Executive Committee will also regularly review significant corporate matters and recommend action as appropriate to the Board of Directors. However, the Executive
Committee may not                .

COMPENSATION OF DIRECTORS

     Directors of the Company who are also employees receive no additional compensation for their services as a director. Mr. Seidman is compensated
$          . Mr. Hendrickson and Mr. Wamberg receive approximately $75,000 and
$100,000, respectively, each year to cover the costs of their services as Directors of each of CBH and Clark/Bardes.

EMPLOYEE BENEFIT AND RETIREMENT PLANS

     The Company maintains a defined contribution plan for its employees that is qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "401(k) Plan"). Clark/Bardes matches 50.0% of the first 6.0% of an eligible participant's contributions to the 401(k) Plan.

STOCK OPTION PLAN

     Prior to the consummation of the Offering, a total of 540,830 shares of Common Stock has been reserved for issuance pursuant to the CBH Stock Option Plan. The Stock Option Plan will be administered by the Compensation Committee, who will have full authority to determine the individuals to whom, and the time at which, the options may be granted and the number of shares covered by each option. The option price per share is determined by the Board but may not be less than fair market value. Both nonqualified stock options and incentive stock options (as defined in the Code) may be granted under the Stock Option Plan. Options may be granted to officers, key employees (including officers who are also directors) or consultants of Clark/ Bardes or any of its subsidiaries. Options are not transferable or assignable by an optionee other than by will or the laws of descent and distribution.

KEY EXECUTIVE LIFE INSURANCE

     The Company maintains and is the sole beneficiary of key man life insurance policies of $11.0 million on Mr. Wamberg and $7.0 million on Mr. Hendrickson. In addition, the Company currently maintains and is the sole beneficiary of key man life insurance policies ranging from $150,000 to $4.0 million on each of Messrs. Blaha, Briggs, Cochlan, Hoffman, Kelly, Marsh, Todd and Chapman. See "Risk Factors -- Dependence on Key Personnel."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the number and percentage of the outstanding shares of Common Stock owned beneficially as of the date of this Prospectus by:
(i) each person or "group" (as that term is defined in Section 13(d)(3) of the Exchange Act) known by the Company to beneficially own more than 5% of the Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all directors and executive officers as a group.

                                                          BENEFICIAL OWNERSHIP
                                                             OF COMMON STOCK      BENEFICIAL OWNERSHIP
                                                              PRIOR TO THE           OF COMMON STOCK
                                                               OFFERING(1)        AFTER THE OFFERING(1)
                                                          ---------------------   ---------------------
                NAME OF BENEFICIAL OWNER                    SHARES     PERCENT     SHARES      PERCENT
                ------------------------                  ----------   --------   ---------   ---------
W.T. Wamberg(2)(3)......................................  1,735,128      39.6%    1,735,128
Lawrence H. Hendrickson.................................    545,678      12.5%     545,678
Richard C. Chapman......................................    367,203       8.4%     367,203
Melvin G. Todd(4).......................................    264,166       6.0%     264,166
Randolph Pohlman........................................    100,000       2.3%     100,000
William J. Gallegos, Jr. ...............................     23,895         *       23,895        *
Sue A. Leslie(5)........................................     30,833         *       30,833        *
Chris L. Parker.........................................     16,368         *       16,368        *
Ronald A. Roth..........................................     27,912         *       27,912        *
Larry R. Sluder(6)......................................     37,723         *       37,723        *
Keith L. Staudt(7)......................................     23,202         *       23,202        *
All directors and executive officers as a group (11
  individuals)..........................................  3,172,110      72.4%    3,172,110        %

---------------

 *  Less than 1%
(1) In computing the number of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options and warrants or convertible debt held by that person that are currently exercisable or that become exercisable within 60 days of the date of this Prospectus are deemed outstanding for such person but are not deemed to be outstanding for purposes of computing the ownership percentage for any other person.
(2) Mr. Wamberg has granted the Underwriters an over-allotment option to
    purchase        shares of Common Stock exercisable at any time during the
    30-day period after the date of this Prospectus. After giving effect to the Offering and if the over-allotment is exercised in full, Mr. Wamberg would
    own      shares of Common Stock representing   % of the outstanding shares
    of Common Stock.
(3) Mr. Wamberg has granted Mr. Pyra, CBH's and Clark/Bardes' Chief Financial Officer, an option to purchase 25,000 shares of Common Stock exercisable on
    or after        at an exercise price of $8.00 per share. Further, Mr.
    Wamberg has granted to certain employees of The Wamberg Organization options to purchase an aggregate of 132,608 shares of Common Stock at varying exercise prices per share. After giving effect to the Offering and if the foregoing options (excluding the over-allotment option described above) are
    exercised in full, Mr. Wamberg would own      shares of Common Stock
    representing      % of the outstanding shares of Common Stock.
(4) Includes 70,833 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this Prospectus.
(5) Includes 16,667 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this Prospectus.
(6) Includes 30,145 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this Prospectus.
(7) Includes 14,640 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this Prospectus.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PRINCIPAL OFFICE AGREEMENT WITH W.T. WAMBERG

     The Company and Mr. Wamberg are the parties to a Principal Office Agreement dated July 29, 1993, pursuant to which the Wamberg Organization markets, on behalf of the Company, life insurance and administrative and consulting services, and the Company furnishes to The Wamberg Organization marketing materials and concepts, program design ideas, selected life insurance products, specimen plan documents and administrative services. Upon request, the Company will provide to the Wamberg Organization life insurance and benefit plan illustrations, technical support personnel and such other services as are reasonably necessary for the sale of the Company's programs. The agreement can be terminated by either party upon 90 days' written notice. The Wamberg Organization's commissions range between 65.0% and 70.0% of total revenue depending on the amount of total revenue generated from a case. Commissions and fees payable to The Wamberg Organization are net of any of the Company's administrative costs as determined by the Board of Directors. Pursuant to the terms of the Principal Office Agreement, the Company paid the Wamberg Organization, $4,690,299, $5,849,310, and $8,285,940 in 1995, 1996 and 1997,
respectively, for commissions and fees earned. The terms and conditions of Mr. Wamberg's Principal Office Agreement are similar in all material respects to the terms and conditions of such agreements with other producers designated as principals.

AMENDMENT TO THE PRINCIPAL OFFICE AGREEMENT WITH W.T. WAMBERG

     In June 1998, the Predecessor Company and The Wamberg Organization entered into an agreement which provides for, among other things, an amendment of the Principal Office Agreement with Mr. Wamberg in exchange for a cash payment of approximately $7.0 million. The amendment allows Clark/Bardes to retain additional commission and fee revenue for the ten year period following the Reorganization. The additional revenue equates to approximately 20.0% of the commission and fee revenue, net of servicing costs, related to renewal revenue on The Wamberg Organization's inforce business as of June 30, 1998. This amendment will be effective as of the consummation of the Reorganization.

RESTRUCTURING OF THE GRANT OF STOCK TO MELVIN TODD

     In January 1993, the Predecessor Company granted to Mr. Todd 52,500 shares of the Predecessor Company's common stock effective July 1, 1998 if Mr. Todd is employed as the Company's CEO at that time. In June 1998, this agreement was altered to provide that if Mr. Todd is employed as CEO on July 1, 1998 he will
receive shares of Common Stock valued at $315,700 (approximately        shares
based on the mid-point of the Range), $234,300 in cash and a fully vested option
to purchase        shares of Common Stock exercisable at the initial public
offering price.

STOCK PURCHASE AGREEMENTS

     In September 1997, the Predecessor Company purchased from Henry J. Smith, former Chairman of the Board of Directors of the Predecessor Company, 702,152 shares of the Predecessor Company's common stock, which represents all of the shares of common stock owned by Mr. Smith. The purchase price equaled $4.80 per share for an aggregate of $3,370,332 and consisted of the payment of cash in the amount of $3,033,290 and the issuance of a Promissory Note in the principal amount of $337,042, which amount has been paid in full.

     In September 1997, the Predecessor Company purchased an aggregate of 1,396,571 shares of the Predecessor Company's common stock, representing 75% of the shares of the Predecessor Company's common stock owned by a group of stockholders consisting of Malcolm N. Briggs, Steven J. Cochlan, G.F. Pendleton, III and Don R. Teasley. The purchase price equalled $6.00 per share for an aggregate of $8,379,429 and consisted of the payment of cash in the amount of $7,541,486 and the issuance of Subordinated Promissory Notes in the aggregate principal amount of $837,943, which amount has been paid in full. Each seller agreed to vote all shares of capital stock then owned, or thereafter acquired, in the manner specified or directed by the board of directors.

     In November 1997, the Predecessor Company purchased from Don Teasley an aggregate of 52,000 shares of the Predecessor Company's common stock. The purchase price equalled $4.20 per share for an aggregate of $218,400 and was paid in cash.

PHANTOM STOCK AGREEMENT

     The Predecessor Company entered into a Phantom Stock Agreement, dated September 5, 1997, with Steven J. Cochlan, a producer of the Company. Under this agreement, Mr. Cochlan is entitled to receive a payment expressed in units based upon certain levels of revenue received by the Company on sales of certain products by Mr. Cochlan. Mr. Cochlan will be entitled to receive payments beginning April 1, 2003 and every year thereafter until April 1, 2008.

                          DESCRIPTION OF CAPITAL STOCK

     As of the date of this Prospectus, the authorized capital stock of CBH consists of 20,000,000 shares of Common Stock, par value $0.01 per share, of
which           shares will be outstanding immediately following the Offering, and 1,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of which no shares will be outstanding immediately following the Offering. The following summary of CBH's capital stock is qualified in its entirety by reference to CBH's Certificate of Incorporation and its Bylaws.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to share ratably in the net assets of CBH upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of the Preferred Stock then outstanding. The holders of Common Stock have no preemptive rights to purchase shares of stock in CBH. The shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of CBH. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued by CBH in the Offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock will be subject to those of the holders of any shares of Preferred Stock the Company may issue in the future. See "Risk
Factors -- Anti-Takeover Considerations"

PREFERRED STOCK

     The Board of Directors may from time to time authorize the issuance of one or more classes or series of Preferred Stock without stockholder approval. Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, the Board of Directors is authorized to adopt resolutions to issue the shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions on shares of Preferred Stock, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences, in each case without any action or vote by the stockholders. CBH has no current plans to issue any shares of Preferred Stock of any class or series.

     One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to discourage an attempt to obtain control of CBH by means of a tender offer, proxy contest, merger or otherwise, and thereby protect CBH's management. The issuance of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by CBH may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common

Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the trading price of the Common Stock. See "Risk Factors -- Anti-Takeover Considerations."

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     Upon completion of the Offering there will be        shares of Common Stock
(excluding an aggregate of 540,830 shares reserved for issuance under the Stock
Option Plan) and        shares of Preferred Stock available for future issuance
without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including to facilitate acquisitions or future public offerings to raise additional capital. CBH does not currently have any plans to issue additional shares of Common Stock or Preferred Stock (other than shares of Common Stock issuable under the Stock Option Plan).

ANTI-TAKEOVER CONSIDERATIONS AND SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     Certificate of Incorporation and Bylaws. A number of provisions of the Certificate of Incorporation and Bylaws concern matters of corporate governance and the rights of stockholders. Certain of these provisions, including those which provide for the classification of the Board of Directors and which grant the Board of Directors the ability to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. Certain of these provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to the stockholders of CBH. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect the interests of CBH and its stockholders.

     Classified Board of Directors. The Certificate of Incorporation provides for a Board of Directors that is divided into three classes. The directors in Class I hold office until the first annual meeting of stockholders following the Offering, the directors in Class II hold office until the second annual meeting of stockholders following the Offering, and the directors in Class III hold office until the third annual meeting of stockholders following the Offering (or, in each case, until their successors are duly elected and qualified or until their earlier resignation, removal from office for cause or death), and, after each such election, the directors in each such class will then serve in succeeding terms of three years and until their successors are duly elected and qualified. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of CBH and may maintain the incumbency of the Board of Directors, as the classification of the Board of Directors and such other provisions generally increase the difficulty of, or may delay, replacing a majority of the directors. The Bylaws provide that directors may only be removed for cause by a vote of holders of at least 66 2/3% of the total votes eligible to be cast by holders of Common Stock. Vacancies and newly created directorships may only be filled by a majority of the directors.

     Meetings of Stockholders. The Bylaws provide that annual meetings of stockholders shall be held at such hour on such day and at such place within or without the State of Delaware as may be fixed by the Board of Directors. A special meeting of the stockholders may be called only by the Chairman of the Board, the President, the Board of Directors or by the written request by a vote of holders of at least 66 2/3% of the total votes eligible to be cast by holders of Common Stock.

     Advance Notice Provisions. The Bylaws provide that nominations for directors may not be made by stockholders at any annual or special meeting thereof unless the stockholder intending to make a nomination notifies CBH of its intention a specified number of days in advance of the meeting and furnishes to CBH certain information regarding itself and the intended nominee. The Bylaws also require a stockholder to provide to the Secretary of CBH advance notice of business to be brought by such stockholder before any annual or special meeting of stockholders as well as certain information regarding such stockholder and others known to support such proposal and any material interest they may have in the proposed business. These provisions could delay stockholder actions that are favored by the holders of at least a majority of the outstanding stock of CBH until the next stockholders' meeting.

     No Stockholder Action by Written Consent. The Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of CBH at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu thereof.

     Amendment of the Certificate of Incorporation and Bylaws. The Certificate of Incorporation provides that an amendment thereof must first be approved by a majority of the Board of Directors and (with certain exceptions) thereafter must be approved by a vote of the holders of at least 66 2/3% of the total votes eligible to be cast by holders of Common Stock with respect to such amendment or repeal.

     The Certificate of Incorporation and Bylaws provide that the Bylaws may be amended or repealed by the Board of Directors or by the stockholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of the holders of at least 66 2/3% of the total votes eligible to be cast by holders of Common Stock with respect to such amendment or repeal.

     Delaware Statutory Business Combination Provision. CBH is subject to
Section 203 ("Section 203") of the DGCL, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

     Section 203 defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
Section 203 defines an "interested stockholder" as a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the outstanding voting stock of the corporation.

     A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that, with certain limited exceptions, such bylaw or charter amendment shall not become effective until 12 months after the date it is adopted. Neither the Certificate of Incorporation nor the Bylaws contains any such exclusion.

     Indemnification and Limitation Of Liability. The Certificate of Incorporation provides that a director shall not be liable to CBH or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the DGCL, as it now exists or may hereafter be amended. The Certificate of Incorporation and the Bylaws also provide that CBH shall indemnify any and all persons whom it shall have the power to indemnify, including directors, officers and agents (as determined at the discretion of the Board of Directors), against any and all expenses, liabilities or other matters, to the fullest extent permitted by the DGCL. At the present time, there is no pending litigation or proceeding involving any director, officer, employee or agent of CBH in which indemnification will be required or permitted. CBH is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

     Preferred Stock. The Certificate of Incorporation permits the Company's Board of Directors to issue Preferred Stock at any time without stockholder approval. See "Description of Capital Stock -- Preferred Stock."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is the Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of a substantial number of shares of Common Stock in the public market could adversely affect trading prices prevailing from time to time.

     Upon completion of the Offering, CBH will have outstanding           shares
of Common Stock. The shares sold in the Offering will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of CBH as that term is defined in Rule 144 under the Securities Act ("Rule
144"), which is summarized below. Of the remaining           shares,
shares are freely transferable and           shares are "restricted securities"
as that term is defined in Rule 144 ("Restricted Shares"). Restricted Shares may be sold in the public market only if such sale is registered under the Securities Act or if such sale qualifies for an exemption from registration, such as the one provided by Rule 144. Sales of the Restricted Shares in the open market, or the availability of such shares for sale, could adversely affect the trading price of the Common Stock.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year following the later of the date of the acquisition of such shares from the issuer or an affiliate of the issuer would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
(i) 1.0% of the number of shares of Common Stock then outstanding (approximately shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years following the later of the date of the acquisition of such shares from the issuer or an affiliate of the issuer, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

                                  UNDERWRITING

     The underwriters of the Offering named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc., Piper Jaffray Inc. and Conning & Company are acting as representatives, have severally agreed with CBH, subject to the terms and conditions of the Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-1 of which this Prospectus is a part), to purchase from CBH the aggregate number of Shares set forth opposite their respective names below:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Bear, Stearns & Co. Inc. ...................................
Piper Jaffray Inc. .........................................
Conning & Company...........................................

                                                              --------
          Total.............................................
                                                              ========

     The nature of the obligations of the Underwriters is such that all of the Common Stock must be purchased if any is purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel. CBH has agreed to indemnify the Underwriters against certain liabilities, including under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

     CBH has been advised that the Underwriters propose to offer the Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price
less a concession not to exceed $     per share, that the Underwriters may
allow, and such selected dealers may reallow, a concession to certain other
dealers not to exceed $     per share, and that after the commencement of the
Offering, the public offering price and the concessions may be changed.

     Mr. Wamberg has granted to the Underwriters an option to purchase in the
aggregate up to        additional shares of Common Stock solely to cover
over-allotments, if any. The option may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent the option is exercised, the Underwriters will be severally committed, subject to certain conditions, including the approval of certain matters by counsel, to purchase the additional shares of Common Stock in proportion to their respective purchase commitments as indicated in the preceding table.

     CBH, its executive officers, directors and principal stockholders, including Mr. Wamberg, have agreed that, subject to certain limited exceptions, for a period of at least 180 days after the date of this Prospectus, without the prior written consent of Bear, Stearns & Co. Inc., they will not, directly or indirectly, offer or agree to sell, sell or otherwise dispose of any shares of Common Stock (or securities convertible into, exchangeable for or evidencing the right to purchase shares of Common Stock).

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined through negotiations among CBH and the representatives of the Underwriters. Among the factors to be considered in making such determination will be CBH's financial and operating history and condition, its prospects and prospects for the industry in which it does business, the management of CBH, prevailing equity market conditions and the demand for securities considered comparable to those of CBH.

     In order to facilitate the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares than have been sold to them by CBH. The Underwriters may elect to cover any such short position by purchasing shares in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares in the open market and may impose penalty bids under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if shares previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Certain of the Underwriters and their affiliates have from time to time provided, and may continue to provide, investment banking services and general financing and banking services to CBH and certain of its affiliates for which such Underwriters or affiliates have received and will receive fees and commissions.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for CBH by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas. Certain matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

     The financial statements of the Predecessor Company at December 31, 1997 and for the year then ended appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing. The financial statements of the Predecessor Company at December 31, 1996 and 1995, and for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and the Registration Statement have been audited by Lane Gorman Trubitt, LLP ("Lane Gorman"), independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing. The financial statements of Bank Compensation Strategies, Inc. at December 31, 1996 and 1995, and for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and the Registration Statement have been audited by McGladrey & Pullen LLP, independent auditors, as set forth in their report therein appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.

     During 1997, the Predecessor Company changed its independent accountants from Lane Gorman to Ernst & Young LLP. There were no disagreements between the Predecessor Company and Lane Gorman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that if not resolved to the satisfaction of Lane Gorman would have caused such firm to make reference thereto in connection with its reports on the financial statements of the Predecessor Company. The Predecessor Company's decision to change to Ernst & Young LLP was approved by the Board of Directors of the Predecessor Company.

                             AVAILABLE INFORMATION

     CBH has filed with the SEC, a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the offering and sale of Common Stock. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to CBH and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its following regional offices: Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60621-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's Internet world wide web site at http://www.sec.gov. In addition, the Common Stock will be listed on the New York Stock Exchange and copies of the foregoing materials and other information concerning the Company can be inspected at the offices of the New York Stock Exchange at 11 Wall Street, 18th Floor, New York, New York 10005-1905.

                                    GLOSSARY

     "AAA Amount" has the meaning set forth in "The
Reorganization -- Termination of S Corporation Status."

     "Actuary" means a person who performs the statistical and mathematical calculations necessary to compute insurance risks and premiums.

     "Administrative agreement" means an arrangement under which the sponsor of a benefit plan pays a fee in exchange for administrative services provided by the Company, an insurance company or a third-party administrator.

     "Administrative Service Agreement" has the meaning set forth in "Business -- Ancillary Business Arrangements."

     "AEGON" means AEGON USA, Inc., a wholly owned subsidiary of AEGON N.V., an international insurance organization.

     "Audit Committee" has the meaning set forth in "Management -- Committees of the Board of Directors."

     "Beneficiary" means the person or party who is named by the owner of an insurance policy to receive the policy benefit upon the occurrence of the event against which the policy insured. Any person (relative, non-relative) or entity (charity, corporation, trustee, partnership) can be named a beneficiary.

     "Bank-owned life insurance" means business-owned life insurance purchased by a bank. See "Business -- Programs and Products."

     "BCS" means Bank Compensation Strategies, Inc., a Minnesota based company whose assets were acquired by the Predecessor Company effective September 1, 1997.

     "Board of Directors" has the meaning set forth in "Risk
Factors -- Anti-Takeover Considerations."

     "Broker" means a sales agent who sells insurance products of more than one insurance company.

     "Business-owned life insurance" means life insurance policies purchased by a business that insure the lives of a number of employees. The business pays the premiums on, and is the owner and beneficiary of, such policies. Business-owned life insurance is used primarily to offset a business' cost of providing employee benefits and to supplement and secure benefits for key executive. The cash values of the life insurance policies are usually listed as an asset on a company's balance sheet. See "Business -- Programs and Products."

     "Bylaws" has the meaning set forth in "Risk Factors -- Anti-Takeover Considerations."

     "Cash value" means the amount of money, before adjustments for factors such as policy loans, that a policyholder will receive if a permanent life insurance policy does not remain inforce until the insured's death. Also know as cash surrender value.

     "CBH" means Clark/Bardes Holdings, Inc., a Delaware corporation. CBH owns all the issued and outstanding shares of capital stock of Clark/Bardes, Inc., a Delaware corporation.

     "Certificate of Incorporation" has the meaning set forth in "Risk Factors -- Anti-Takeover Considerations."

     "Clark/Bardes" means Clark/Bardes, Inc., a Delaware corporation, and its predecessors. All the issued and outstanding shares of capital stock of Clark/Bardes, Inc. is owned by Clark/Bardes Holdings, Inc., a Delaware corporation.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Common Stock" means the shares of common stock, par value $0.01 per share, of CBH.

     "Company" means Clark/Bardes Holdings, Inc., a Delaware corporation, together with its wholly owned subsidiary Clark/Bardes, Inc. and the predecessor of such wholly owned subsidiary.

     "Compensation Committee" has the meaning set forth in "Management -- Committees of the Board of Directors."

     "CIGNA" means Connecticut General Life Insurance Company, a wholly owned subsidiary of CIGNA Corporation.

     "DIP" means deferred income plan. See "Business -- Programs and Plans."

     "Distribution system" means a method of providing products from an insurance company to consumers.

     "DGCL" has the meaning set forth in "Risk Factors -- Anti-Takeover Considerations."

     "Employee benefit plan" means a formal arrangement by which by an employer provides for the economic and social welfare of its employees. Examples of employee benefit plans include: (i) pension plans for retirement; (ii) group life insurance; (iii) group health insurance for illness and accident; (iv) group disability income insurance for the loss of income due to illness and accident; (v) accidental death and dismemberment; and (vi) dental insurance, eyeglass insurance, and legal expense insurance. These plans are established for the reasons of morale, to reduce turnover, and for certain tax benefits.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended. ERISA is a federal law established to govern private pension plans, including vesting requirements, funding mechanisms and general plan design and descriptions.

     "Executive Committee" has the meaning set forth in "Management -- Committees of the Board of Directors."

     "Existing Stockholders" has the meaning set forth in "The
Reorganization -- Overview."

     "401(k) Plan" has the meaning set forth in "Management -- Employee and Retirement Plans."

     "Funding mechanism" means a method by which a group insurance plan's claim costs and administrative expenses are paid.

     "General account product" means a life insurance product that is structured with investments that are held within the insurance company's general account, as opposed to a separate account. General account products are usually fixed rate life insurance products with yields that are reset annually based upon the investments within the general account.

     "General American" means Great American Life Insurance Company, an indirect wholly owned subsidiary of General American Mutual Holding Company.

     "Great-West" means Great-West Life & Annuity Insurance Company.

     "Group insurance policy" means an insurance policy that is issued to an organization that is purchasing insurance coverage for a specific group of people.

     "GTCO" means group term carve out plan. See "Business -- Programs and Plans."

     "Inforce" means insurance policies that have not expired.

     "Leveraged COLI" means leveraged corporate-owned life insurance. Leveraged COLI is an insurance product that allows a policyholder to borrow against the cash value of the policy and to deduct a portion of the interest expense. Narrowly viewed, these borrowings minimize the cash investment in the policy while the cash values continue to grow at the declared rate of interest. The result is an increased or leveraged net yield to the policy. Leveraged COLI was effectively eliminated by changes in the federal tax laws.

     "Merger" has the meaning set forth in "The Reorganization -- Overview."

     "NASD" means the National Association of Securities Dealers, Inc. which is an organization of brokers and securities dealers in the over-the-counter market operation under the auspices of the Securities and Exchange Commission. The NASD's purpose is to enforce, on a self-regulation basis, the rules of the Securities and Exchange Commission which are designed to protect investors against fraud and market manipulation of stocks. Insurance agents selling variable life insurance, variable annuities and mutual funds are required to be licensed by the NASD.

     "Nationwide" means Nationwide Life Insurance Company, a wholly owned subsidiary of Nationwide Insurance Enterprise.

     "OBRA" has the meaning set forth in "Business -- Programs and Products."

     "OCC" means Office of the Comptroller of the Currency which was created as a result of the national Currency Act of 1863 and the National Banking Act of 1964. The OCC is the prime regulator for all U.S. nationally chartered banks and is the organization that performs examinations and rulings on the national banks.

     "Offering" means the offer of Common Stock made pursuant to the Prospectus.

     "Operating Margin" has the meaning set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

     "Pending Acquisition" has the meaning set forth in "Pending Acquisition."

     "Pension plan" means an agreement under which an employer establishes an employee benefit plan to provide its employees with a lifetime monthly income benefit that begins at an individual employee's retirement. To qualify, an employee must have met minimum age and service requirements. Benefit formulas can be either the defined contribution pension (money purchase plan) or the defined benefit plan.

     "Persistency" means the maintenance of insurance policies inforce until completion of the term for which the policy was written.

     "Phoenix Home Life" means Phoenix Home Life Mutual Insurance Company.

     "Plan administrator" means the person or entity responsible for all the administrative functions of an employee benefit plan, including ensuring that an employee benefit plan complies with ERISA's disclosure and reporting requirements.

     "Plan participant" means an employee who is covered by a private employee benefit plan established by its employer.

     "Plan sponsor" means an employer that establishes a private employee benefit plans.

     "Policy loan" means a loan, the amount of which is based on the cash value of a life insurance policy. Usually, the policyholder does not have to repay the loan until the policy matures or until the loan and any outstanding interest equals the cash value.

     "Predecessor Company" means Clark/Bardes, Inc., a Texas corporation. The Predecessor Company was founded in 1967 and merged with and into Clark/Bardes, Inc., a Delaware corporation, in connection with the Reorganization.

     "Premium" means the specified amount of money that an insurance company receives in exchange for its promise to provide a policy benefit when a specific loss occurs. Premiums are calculated by combining expectation of loss and expense and profit loading.

     "Producer" means an individual who has contracted with the Company to market the Company's programs and services on an exclusive basis. Each producer is an independent contractor and is designated by the Company as either a principal, representative or associate depending upon such producer's sales volume.

     "Producer agreement" means an agreement which creates a legal relationship by which one party -- the agent -- is authorized to perform certain acts for another party -- the principal. In the case of Clark/Bardes, each producer is an agent of the Company.

     "Protected Equity Plan" ("PEP") means a hybrid form of business-owned life insurance incorporating the features of annual fixed yield insurance and variable yield insurance. PEP usually involves an investment participation in the S&P 500 index. The PEP yield is guaranteed to the greater of a percentage participation in the S&P 500 index annual increase with a set maximum ceiling yield and a minimum set floor yield. Further, PEP offers the features of a tax-free yield, a guaranteed minimum yield and a guarantee of principal and liquidity. It is the first life insurance product to receive patent pending protection.

     "Qualified plan" means a private employee retirement plan established by a plan sponsor that meets certain legal requirements and as a result receives favorable tax treatment.

     "Range" means the spread between the upper and lower values of initial public offering prices which are anticipated or estimated for the Offering. It is currently anticipated that the initial public offering price will be
$          per share, the midpoint of the Range of $          and $          per
share.

     "Registered product" means an investment product, such as an annuity or a variable life insurance policy, which must be registered with the Securities and Exchange Commission or a state securities commission before such product can be offered or sold in a particular jurisdiction. If an investment product is not exempt from the registration requirement, the product is called a nonexempt security.

     "Registration Statement" has the meaning set forth in "Available Information."

     "Reorganization" has the meaning set forth in "The
Reorganization -- Overview."

     "Reorganization Agreement" has the meaning set forth in "The
Reorganization -- Overview."

     "Restricted Shares" has the meaning set forth in "Shares Eligible for Future Sale."

     "Restructured Notes" has the meaning set forth in "The
Reorganization -- Overview."

     "Rule 144" has the meaning set forth in "Shares Eligible for Future Sale."

     "Sales office" means a field office that is established and maintained by a producer.

     "Schoenke Companies" has the meaning set forth in "Pending Acquisition."

     "SEC" mean the Securities and Exchange Commission, which is a federal agency empowered to regulate and supervise the selling of securities, to prevent unfair practices on security exchanges and over-the-counter markets and to maintain fair and orderly markets for investors.

     "Section 203" has the meaning set forth in "Description of Capital
Stock -- Anti-Takeover Considerations and Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     "Separate account" means an investment account maintained separately from an insurance company's general investment account that is established to manage the funds placed in variable rate products. Variable rate products, such as variable life insurance policies and variable annuity policies, have fluctuating yields based upon the investments within the separate account.

     "SERP" means supplemental executive retirement plan. See
"Business -- Programs and Plans."

     "SOP" means secured offset plan. See "Business -- Programs and Plans."

     "Split dollar life insurance" means an employee benefit plan under which the employer and its employees split the cost, cash value and insurance coverage of the life insurance policy. The employee usually pays a small amount of the premium, typically tied to a one year term insurance cost, and the employer will pay the remaining premium. The employer is usually entitled to the policy's cash value and death proceeds in an amount equal to the sum of its premium payments. The excess of the policy's cash value and death proceeds are payable to the employee. Split dollar plans may exist solely as an additional employee benefit, or may be used to offset employee benefit liabilities.

     "Stock Option Plan" has the meaning set forth in "Risk Factors -- Possible Dilutive Effect of Issuance of Additional Shares."

     "Stock Transfer Agreement" has the meaning set forth in "Business -- Ancillary Business Arrangements."

     "Stockholder Distribution Amount" has the meaning set forth in "The Reorganization -- Termination of S Corporation Status."

     "Tax Agreement" has the meaning set forth in "The
Reorganization -- Termination of S Corporation Status."

     "The Wamberg Organization" means The Wamberg Organization, Inc., an Illinois corporation. W.T. Wamberg, the Chairman of the Board of CBH and Clark/Bardes, owns all the issued and outstanding capital stock of The Wamberg Organization.

     "Third-party administrator" means an organization other than an insurance company that provides administrative services to the plan sponsors of group benefit plans.

     "TMG Life" means TMG Life Insurance Company, a subsidiary of The Mutual Group (U.S.), Inc.

     "Underwriters" has the meaning set forth in "Underwriting."

     "Underwriting" means the process of identifying and classifying the degree of risk represented by a proposed insured.

     "Variable life insurance" means an investment-oriented life insurance policy that provides a return linked to an underlying portfolio of securities. The portfolio is typically a group of mutual funds established by the insurance company as a separate account, with the policyholder given some investment discretion in choosing the mix of assets. Variable life insurance offers fixed premiums and a minimum death benefit. Usually, the higher the total return on the investment portfolio, the higher the death benefit or surrenders value of the variable life policy.

     "Warrants" has the meaning set forth in "The Reorganization -- Overview."

     "West Coast Life" means West Coast Life Insurance Company, a wholly owned subsidiary of Protective Life Insurance Company.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Clark/Bardes, Inc., Reports of Independent Auditors.........   F-2
Clark/Bardes, Inc., Balance Sheets at December 31, 1996 and
  1997 and at March 31, 1998 (unaudited)....................   F-4
Clark/Bardes, Inc., Statements of Income for the years ended
  December 31, 1995, 1996 and 1997 and the three months
  ended March 31, 1997 and 1998 (unaudited).................   F-5
Clark/Bardes, Inc., Statements of Stockholders' Equity
  (Deficit) for the years ended December 31, 1995, 1996 and
  1997 and the three months ended March 31, 1998
  (unaudited)...............................................   F-6
Clark/Bardes, Inc., Statements of Cash Flows for the years
  ended December 31, 1995, 1996 and 1997 and the three
  months ended March 31, 1997 and 1998 (unaudited)..........   F-7
Notes to Clark/Bardes, Inc. Financial Statements............   F-8
Bank Compensation Strategies Group, Unaudited Balance Sheet
  at August 31, 1997........................................  F-20
Bank Compensation Strategies Group, Unaudited Statement of
  Income for the eight months ended August 31, 1997.........  F-21
Bank Compensation Strategies Group, Unaudited Statement of
  Shareholders' Equity for the eight months ended August 31,
  1997......................................................  F-21
Bank Compensation Strategies Group, Unaudited Statement of
  Cash Flows for the eight months ended August 31, 1997.....  F-22
Bank Compensation Strategies Group, Footnote to Unaudited
  Financial Statements......................................  F-23
Bank Compensation Strategies Group, Independent Auditor's
  Report....................................................  F-24
Bank Compensation Strategies Group, Balance Sheets at
  December 31, 1996 and 1995................................  F-25
Bank Compensation Strategies Group, Statements of Income for
  the years ended December 31, 1996 and 1995................  F-26
Bank Compensation Strategies Group, Statements of
  Stockholder's Equity for the years ended December 31, 1996 and 1995..................................................  F-27
Bank Compensation Strategies Group, Statements of Cash Flows
  for the years ended December 31, 1996 and 1995............  F-28
Notes to Bank Compensation Strategies Group Financial
  Statements................................................  F-29

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Clark/Bardes, Inc.

     We have audited the balance sheet of Clark/Bardes, Inc. as of December 31, 1997, and the related statements of income, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Clark/Bardes, Inc. for the years ended December 31, 1996 and 1995, were audited by other auditors whose report dated February 7, 1997 expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the financial position of Clark/Bardes, Inc. at December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Dallas, Texas
February 18, 1998, except for
Note 15, as to which the
date is June   , 1998

     The foregoing report is in the form that will be signed upon completion of the transactions described in Note 15.

                                            ERNST & YOUNG LLP
                                            Dallas, Texas
June 12, 1998

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Clark/Bardes, Inc.

     We have audited the accompanying balance sheets of Clark/Bardes, Inc. as of December 31, 1996, and the related statements of income, stockholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark/Bardes, Inc. as of December 31, 1996, and the results of its operations and its cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

Dallas, Texas
February 7, 1997

                                                     LANE GORMAN TRUBITT, L.L.P.

                               CLARK/BARDES, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                        DECEMBER 31,                          PRO FORMA AT
                                                 --------------------------    MARCH 31,       MARCH 31,
                                                    1996           1997           1998       1998 - NOTE 15
                                                 -----------   ------------   ------------   --------------
                                                                              (UNAUDITED)     (UNAUDITED)
Current assets:
  Cash and cash equivalents....................  $ 4,881,584   $  3,782,941   $  4,723,227    $  1,501,217
  Accounts and notes receivable:
    Trade......................................    2,667,751      7,720,444      2,911,869       2,911,869
    Affiliates.................................      122,996         10,636        469,729         469,729
    Notes receivable (Related parties:
      $110,887, $205,658 and $383,873 at
      December 31, 1996 and 1997 and March 31,
      1998, respectively)......................      434,181        477,779        653,042         653,042
                                                 -----------   ------------   ------------    ------------
         Total accounts and notes receivable...    3,224,928      8,208,859      4,034,640       4,034,640
Other current assets...........................           --             --         56,048          56,048
Accrued interest receivable....................       26,423         45,811         67,627          67,627
                                                 -----------   ------------   ------------    ------------
         Total current assets..................    8,132,935     12,037,611      8,881,542       5,659,532
Equipment and leasehold improvements, net......      376,850        715,854        647,000         647,000
Intangible assets (less accumulated
  amortization of approximately $295,000 and
  $516,000 at December 31, 1997 and March 31,
  1998, respectively)..........................           --     24,088,811     23,867,839      23,867,839
Other assets...................................       15,669         59,614          9,260           9,260
                                                 -----------   ------------   ------------    ------------
         Total assets..........................  $ 8,525,454   $ 36,901,890   $ 33,405,641    $ 30,183,631
                                                 ===========   ============   ============    ============
                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................  $   312,612   $  1,142,218   $    583,328    $    583,328
  Commissions and fees payable.................    1,346,486      1,944,490        958,204         958,204
  Dividends payable............................    1,720,967        333,915        164,734         164,734
  Accrued expenses and other liabilities.......    1,333,990      1,521,419        958,203         958,203
  Accrued interest payable.....................           --        476,325        446,531         446,531
  Current portion of long-term debt............           --      4,325,000      4,325,000       4,325,000
                                                 -----------   ------------   ------------    ------------
         Total current liabilities.............    4,714,055      9,743,367      7,436,000       7,436,000
Long-term debt.................................           --     32,838,143     31,388,143      31,388,143
                                                 -----------   ------------   ------------    ------------
         Total liabilities.....................    4,714,055     42,581,510     38,824,143      38,824,143
Stockholders' equity (deficit):
  Common stock:
    Authorized shares -- 20,000,000; no par
      value
    Issued and outstanding shares -- 5,957,344;
      5,959,140; and 5,959,140 at December 31,
      1996, 1997 and March 31, 1998,
      respectively.............................    5,053,663      5,162,281      5,162,281       5,162,281
  Retained earnings............................    3,213,332      3,188,699      3,371,875         149,865
                                                 -----------   ------------   ------------    ------------
                                                   8,266,995      8,350,980      8,534,156       5,312,146
Less 1,203,291, 2,737,130 and 2,737,130 shares
  of common stock in treasury at December 31,
  1996, 1997 and March 31, 1998, respectively,
  at cost......................................   (4,455,596)   (14,030,600)   (13,952,658)    (13,952,658)
                                                 -----------   ------------   ------------    ------------
         Total stockholders' equity
           (deficit)...........................    3,811,399     (5,679,620)    (5,418,502)     (8,640,512)
                                                 -----------   ------------   ------------    ------------
         Total liabilities and stockholders'
           equity..............................  $ 8,525,454   $ 36,901,890   $ 33,405,641    $ 30,183,631
                                                 ===========   ============   ============    ============

                       See notes to financial statements.

                               CLARK/BARDES, INC.

                              STATEMENTS OF INCOME

                                                                                 THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                  MARCH 31,
                                    ---------------------------------------   ------------------------
                                       1995          1996          1997          1997         1998
                                    -----------   -----------   -----------   ----------   -----------
                                                                              (UNAUDITED)  (UNAUDITED)
Revenue:
  Commission and service fees.....  $25,685,588   $32,353,355   $47,870,880   $5,411,272   $13,430,574
  Other...........................    1,287,144       889,800     1,584,539       99,143       323,892
                                    -----------   -----------   -----------   ----------   -----------
          Total revenue...........   26,972,732    33,243,155    49,455,419    5,510,415    13,754,466
Commission and fee expense........   16,890,862    21,049,704    32,439,092    3,549,809     9,132,248
                                    -----------   -----------   -----------   ----------   -----------
                                     10,081,870    12,193,451    17,016,327    1,960,606     4,622,218
General and administrative
  expense.........................    7,868,997     8,554,420    11,506,335    1,860,545     3,370,852
Amortization of intangibles.......           --            --       294,630           --       220,973
                                    -----------   -----------   -----------   ----------   -----------
Income from operations............    2,212,873     3,639,031     5,215,362      100,061     1,030,393
Other income (expense):
  Interest income.................      148,482       119,691       188,597      100,100        75,087
  Dividend income.................       52,095         2,123            --
  Interest expense................       (6,903)           --    (1,111,995)          --      (920,604)
  Miscellaneous income
     (expense)....................      (86,292)      (25,416)        1,925          146           300
                                    -----------   -----------   -----------   ----------   -----------
          Total other income
            (expense).............      107,382        96,398      (921,473)     100,246      (845,217)
                                    -----------   -----------   -----------   ----------   -----------
Income before state taxes.........    2,320,255     3,735,429     4,293,889      200,307       185,176
State taxes.......................      102,459       181,444        60,000           --         2,000
                                    -----------   -----------   -----------   ----------   -----------
Net income........................  $ 2,217,796   $ 3,553,985   $ 4,233,889   $  200,307   $   183,176
                                    ===========   ===========   ===========   ==========   ===========
Dividends per share:..............  $       .29   $       .36   $      1.32           --            --
                                    ===========   ===========   ===========   ==========   ===========
Pro Forma Data (Unaudited):
  Pro forma tax expense (Note
     12):.........................                              $ 1,700,000                $    74,000
                                                                ===========                ===========
  Pro forma earnings per share
     (Note 12):
     Basic........................                              $       .62                $       .03
                                                                ===========                ===========
     Diluted......................                              $       .60                $       .03
                                                                ===========                ===========

                       See notes to financial statements.

                               CLARK/BARDES, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                               NET
                                                                            UNREALIZED
                                                                             LOSS ON           COMMON STOCK
                                          COMMON STOCK                      SECURITIES          IN TREASURY
                                     ----------------------    RETAINED     AVAILABLE    -------------------------
                                      SHARES       AMOUNT      EARNINGS      FOR SALE      SHARES        AMOUNT         TOTAL
                                     ---------   ----------   -----------   ----------   ----------   ------------   ------------
Balance at January 1, 1995.........  5,957,344   $5,053,663   $ 1,078,114    $(52,254)     (229,737)  $   (918,948)  $  5,160,575
  Changes in net unrealized loss on
    securities available for
    sale...........................         --           --            --      47,179            --             --         47,179
  Net income.......................         --           --     2,217,796          --            --             --      2,217,796
  Dividends........................         --           --    (1,638,096)         --            --             --     (1,638,096)
                                     ---------   ----------   -----------    --------    ----------   ------------   ------------
Balance at December 31, 1995.......  5,957,344    5,053,663     1,657,814      (5,075)     (229,737)      (918,948)     5,787,454
  Purchase of common stock for
    treasury.......................         --           --            --          --    (1,123,554)    (4,136,648)    (4,136,648)
  Sale/Grant of treasury stock.....         --           --      (277,500)         --       150,000        600,000        322,500
  Changes in net unrealized loss on
    securities available for
    sale...........................         --           --            --       5,075            --             --          5,075
  Net income.......................         --           --     3,553,985          --            --             --      3,553,985
  Dividends........................         --           --    (1,720,967)         --            --             --     (1,720,967)
                                     ---------   ----------   -----------    --------    ----------   ------------   ------------
Balance at December 31, 1996.......  5,957,344    5,053,663     3,213,332          --    (1,203,291)    (4,455,596)     3,811,399
  Sale of common stock.............      1,796        8,618            --          --            --             --          8,618
  Issuance of common stock
    warrants.......................         --      100,000            --          --            --             --        100,000
  Purchase of common stock for
    treasury.......................         --           --            --          --    (2,567,650)   (13,969,259)   (13,969,259)
  Notes receivable for treasury
    stock issued, net of
    distribution of $606,280.......         --           --            --          --       244,649       (568,036)      (568,036)
  Sale/Grant of treasury stock.....         --           --            --          --       789,162      4,962,291      4,962,291
  Net income.......................         --           --     4,233,889          --            --             --      4,233,889
  Dividends........................         --           --    (4,258,522)         --            --             --     (4,258,522)
                                     ---------   ----------   -----------    --------    ----------   ------------   ------------
Balance at December 31, 1997.......  5,959,140    5,162,281     3,188,699          --    (2,737,130)   (14,030,600)    (5,679,620)
  Net income (unaudited)...........         --           --       183,176          --            --             --        183,176
  Payments on notes receivable
    (unaudited)....................         --           --            --          --            --         77,942         77,942
                                     ---------   ----------   -----------    --------    ----------   ------------   ------------
Balance at March 31, 1998
  (unaudited)......................  5,959,140   $5,162,281   $ 3,371,875    $     --    (2,737,130)  $(13,952,658)  $ (5,418,502)
                                     =========   ==========   ===========    ========    ==========   ============   ============

                       See notes to financial statements.

                               CLARK/BARDES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                                  THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                    MARCH 31,
                                                    ----------------------------------------   -------------------------
                                                       1995          1996           1997          1997          1998
                                                    -----------   -----------   ------------   -----------   -----------
                                                                                                      (UNAUDITED)
OPERATING ACTIVITIES
Net income........................................  $ 2,217,796   $ 3,553,985   $  4,233,889   $   200,307   $   183,176
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization...................      182,143       187,577        492,609        34,484       286,944
  (Gain) loss on disposition of assets............       86,292        25,416         (1,925)           --            --
  Provision for losses on notes receivable........           --        78,000             --            --            --
  Grant of treasury stock.........................           --       172,500             --            --            --
  Change in assets and liabilities:
    (Increase) decrease in accounts and notes
      receivable..................................   (1,115,137)      412,495     (4,983,931)   (1,575,697)    4,427,486
    Increase in accrued interest receivable.......      (15,328)      (10,781)       (19,388)      (62,276)      (21,816)
    Increase in other assets......................           --            --             --            --        16,630
    Increase (decrease) in accounts payable.......       91,560       101,773        829,606        10,545      (558,890)
    Increase (decrease) in accrued expenses and
      other liabilities...........................      292,651       417,469        187,429      (765,615)     (563,216)
    Increase (decrease) in accrued interest
      payable.....................................           --            --        476,325            --       (29,794)
    Increase (decrease) in commissions and
      fees payable................................      835,587      (628,747)       598,004      (589,329)     (986,286)
                                                    -----------   -----------   ------------   -----------   -----------
Net cash provided by (used in) operating
  activities......................................    2,575,564     4,309,687      1,812,618    (2,747,581)    2,754,234
INVESTING ACTIVITIES
Purchases of marketable securities available for
  sale............................................     (253,131)       (1,720)            --            --            --
Purchase of business..............................                         --    (24,383,440)           --            --
Issuance of notes receivable......................     (768,710)     (350,793)            --            --      (253,205)
Payments received on notes receivable.............      444,726       574,072             --            --        77,942
Purchases of equipment and leasehold
  improvements....................................     (303,260)     (131,057)      (536,983)           --            --
Proceeds from sale of marketable securities.......           --     1,507,639             --            --            --
Other.............................................          462       (11,299)       (42,020)      (75,878)      (19,504)
                                                    -----------   -----------   ------------   -----------   -----------
Net cash (used in) provided by investing
  activities......................................     (879,913)    1,586,842    (24,962,443)      (75,878)     (194,767)
FINANCING ACTIVITIES
Principal payments under capital lease
  obligations.....................................     (108,816)           --             --            --            --
Principal payments on debt........................           --            --             --            --    (1,450,000)
Proceeds from issuance of debt....................           --            --     33,900,000            --            --
Proceeds from issuance of common stock and
  warrants........................................           --       150,000        108,618       400,001            --
Treasury stock issued for notes receivable........           --            --     (1,171,306)           --            --
Dividends paid....................................     (641,492)     (996,604)    (1,779,162)   (1,720,967)     (169,181)
Purchase of common stock for treasury.............           --    (4,136,648)   (13,969,259)           --            --
Proceeds from sale of treasury stock..............           --            --      4,962,291            --            --
                                                    -----------   -----------   ------------   -----------   -----------
Net cash provided by (used in) financing
  activities......................................     (750,308)   (4,983,252)    22,051,182    (1,320,966)   (1,619,181)
                                                    -----------   -----------   ------------   -----------   -----------
(Decrease) increase in cash.......................      945,343       913,277     (1,098,643)   (4,144,425)      940,286
Cash and cash equivalents at beginning of
  period..........................................    3,022,964     3,968,307      4,881,584     4,881,584     3,782,941
                                                    -----------   -----------   ------------   -----------   -----------
Cash and cash equivalents at end of period........  $ 3,968,307   $ 4,881,584   $  3,782,941   $   737,159   $ 4,723,227
                                                    ===========   ===========   ============   ===========   ===========
Supplemental disclosures of cash flow information:
  Interest paid...................................  $     6,903   $        --   $    635,670   $        --   $   987,184
  State income taxes paid.........................           --       102,459        181,965            --         2,000

                       See notes to financial statements.

                               CLARK/BARDES, INC.

                         NOTES TO FINANCIAL STATEMENTS

           DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED)
1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Clark/Bardes, Inc. (the Company) is a designer, marketer and administrator of business-owned life insurance products to large corporations and bank-owned life insurance to banks in the United States. The Company assists its clients in using customized life insurance products to generate capital to finance long-term benefit liabilities and to supplement and secure benefits for key employees. In addition, the Company provides long-term administrative services for executive benefits and insurance.

  Basis of Presentation

     The accompanying financial statements of the Company have been prepared in conformity with generally accepted accounting principles (GAAP). Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

  Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company has cash balances at two financial institutions in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation. Uninsured cash in bank balances aggregate to approximately $632,000, $384,300 and $787,025 at December 31, 1996, 1997, and March 31, 1998 (unaudited), respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

  Fair Value of Financial Instruments

     The book values of cash, accounts and notes receivable, accounts payable, commissions and fees payable and other financial instruments approximate their fair values principally because of the short-term nature of these instruments. The carrying value of the Company's long-term debt would not differ significantly from its fair value.

  Equipment and Leasehold Improvements

     Equipment and leasehold improvements are carried at cost less accumulated depreciation. Depreciation expense is provided in amounts sufficient to relate the cost of assets to operations over the estimated service lives using the straight-line method. The Company depreciates furniture and equipment over periods of three to five years while leasehold improvements are amortized over their useful lives.

  Intangible Assets

     The Company capitalized intangible assets as a result of the acquisition of the assets and business of Bank Compensation Strategies Group (BCS) (see Note
2). Intangible assets consist of goodwill, the value of BCS' existing book of business on the acquisition date and non-compete agreements with the former owners of BCS. The amortization periods for the non-compete agreements are 5 years and 10 years while the in-force revenue and goodwill will be amortized over 30 and 40 year periods, respectively, on a straight-line basis. Amortization expense related to these amounts totaled $294,630 during 1997 and $220,973 for the three months ended

                               CLARK/BARDES, INC.

March 31, 1998 (unaudited), respectively. Management's policy, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets is to review intangible and other long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

  Revenue

     First year commissions are recognized as revenue at the time the policy application is completed, the premium is paid and the insured party is contractually committed to purchase the insurance policy. Renewal commissions are recognized as revenue at the policy anniversary date. Generally, service fees are recognized as revenue when the services are performed which is typically at the policy anniversary date.

     The Company generated in excess of 25% of its revenue in 1995 from 3 clients, in 1996 from 2 clients and in 1997 from 3 clients. Approximately 22%, 23% and 23% of the Company's revenue in 1995, 1996, and 1997, respectively, was generated by the Wamberg Organization, which is wholly-owned by the Company's Chairman. Substantially all of the policies underlying the programs marketed by the Company are underwritten by 14 life insurance companies, seven of whom generated approximately 75% of the Company's first-year revenue in 1997.

  Commissions and Fee Expense

     Commissions and fee expense comprise the portion of the total commission revenue that is earned by and paid to agents.

  Advertising

     Advertising and marketing costs provided by third parties are charged to operations when incurred. Total expenses for 1995, 1996, and 1997 were $52,395, $55,352, and $70,299, respectively, and $10,343 and $45,977 for the three months ended March 31, 1997 and 1998 (unaudited), respectively.

  Stock Compensation

     The Company adopted SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123) effective January 1, 1996. SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company elected to continue to account for employee stock-based compensation as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees and to provide pro forma disclosures in the Notes to Financial Statements of the effects of SFAS 123 on net income (See Note 8). There was no effect on net income as a result of adopting SFAS 123.

  Earnings Per Share

     In February 1997, the Financial Accounting Standard Board ("FASB") issued SFAS No. 128, Earnings Per Share. This Statement specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly-held common stock. This Statement is effective for financial statements for both interim and annual periods ending after December 15, 1997 and has been adopted by the Company and is presented for all periods in the accompanying financial statements in anticipation of the planned public offering described in Note 15.

  Comprehensive Income

     As of January 1, 1998, the Company adopted SFAS 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components. Statement 130 requires unrealized gains or losses on available-for-sale securities and certain other items,

                               CLARK/BARDES, INC.

which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. The adoption of this Statement had no impact on the Company's net income or shareholders' equity. The Company's comprehensive income is not significant.

  Segment Reporting

     In June 1997, the FASB issued SFAS 131, Disclosures About Segments of an Enterprise and Related Information. This Statement requires public enterprises to report selected information about operating segments in annual and interim reports issued to shareholders. It is effective for financial statements for fiscal years beginning after December 15, 1997, but it is not required to be applied to interim financial statements in the initial year of its application. If applicable, the Company will adopt SFAS 131 for the year ended December 31, 1998.

2. ACQUISITION OF BANK COMPENSATION STRATEGIES GROUP

     On September 1, 1997 (the acquisition date), the Company acquired substantially all of the assets, the client list and the book of business of Bank Compensation Strategies Group (BCS), a Minneapolis, Minnesota based life insurance agency engaged in the business of designing and marketing life insurance policies and related compensation, salary and benefit plans and providing related services to financial institutions. The Company accounted for the acquisition as a purchase and has included the operating results of BCS commencing from the acquisition date in the financial statements.

     The purchase price of the acquisition was $24.0 million plus acquisition related expenses of approximately $383,440. The purchase price was comprised of $13.5 million in cash as well as two promissory notes of $5.7 million and $4.8 million (see Note 6). The Company allocated approximately $10,000 of the purchase price to tangible assets acquired, $1.2 million to two non-compete agreements with officers of BCS, $15.7 million to the net present value of the existing in-force revenue and book of business and the remaining $7.5 million to goodwill.

     The pro forma information below presents the results of the Company and BCS combined as if the acquisition had occurred at the beginning of the respective period shown (excluding any effects of the transactions described in Note 15):

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1996          1997
                                                             -----------   -----------
Pro Forma:
  Revenues.................................................  $48,491,000   $62,264,000
  Net income...............................................  $ 2,942,000   $ 3,924,000
  Diluted earnings per share...............................  $      0.62   $      0.92

                               CLARK/BARDES, INC.

3. NOTES RECEIVABLE

     Notes receivable consist of the following:

                                                         DECEMBER 31,
                                                      -------------------    MARCH 31,
                                                        1996       1997        1998
                                                      --------   --------   -----------
                                                                            (UNAUDITED)
Note receivable -- Related party; secured by first
  year and renewal commissions; interest accrues at
  prime plus 1%; due on demand......................  $     --   $ 75,000    $ 43,690
Note receivable -- Secured by collateral assignment
  of insurance commissions/compensation; due in full
  plus interest at prime plus 2% on demand..........   130,478    130,478     130,478
Note receivable -- Secured by collateral assignment
  of insurance commissions/compensation; due in full
  plus interest at prime plus 4% on demand..........   270,816    219,643     216,692
Note receivable -- Related party; secured by renewal
  commissions; interest accrues at 12%; due on
  demand............................................        --         --      30,000
Note receivable -- Related party; secured by renewal
  commissions; due on demand; interest accrues at
  12%. .............................................        --     60,000      38,278
Note receivable -- Related party; secured by renewal
  commissions; due on demand; interest accrues at
  prime plus 2%.....................................   100,000     70,658      69,071
Note receivable -- Related party; secured by renewal
  commissions and tax distributions; interest
  accrues at 12%; due on demand. ...................        --         --     202,833
Notes receivable -- Related parties and employees;
  unsecured; non-interest bearing. .................    10,887         --          --
                                                      --------   --------    --------
                                                       512,181    555,779     731,042
Less allowance for uncollectible notes receivable...   (78,000)   (78,000)    (78,000)
                                                      --------   --------    --------
                                                      $434,181   $477,779    $653,042
                                                      ========   ========    ========

     The Company recorded interest income from related parties of $4,865, $690, and $46,106 for the years ended December 31, 1995, 1996, and 1997, respectively, and $43,174 and $20,014 for the three months ended March 31, 1997 and 1998 (unaudited), respectively. The Company also has accrued interest receivable of $626, $12,664, and $27,755 from related parties at December 31, 1996, 1997, and at March 31, 1998 (unaudited), respectively.

4. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Major classifications of equipment and leasehold improvements are as follows:

                                                      DECEMBER 31,
                                               --------------------------     MARCH 31,
                                                  1996           1997           1998
                                               -----------    -----------    -----------
                                                                             (UNAUDITED)
Office furniture and equipment...............  $ 1,397,877    $ 2,133,005    $ 2,139,930
Leasehold improvements.......................       57,387         96,116        100,297
                                               -----------    -----------    -----------
                                                 1,455,264      2,229,121      2,240,227
Accumulated depreciation and amortization....   (1,078,414)    (1,513,267)    (1,593,227)
                                               -----------    -----------    -----------
                                               $   376,850    $   715,854    $   647,000
                                               ===========    ===========    ===========

                               CLARK/BARDES, INC.

5. STATE TAXES

     The Company has elected by consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal and state income tax on the Company's taxable income as determined under the cash method of accounting. State taxes, as shown in the accompanying financial statements, consists primarily of franchise taxes. At December 31, 1997 the net tax bases of the Company's assets and liabilities was approximately $2.9 million lower than the financial statement bases (See Note 15).

6. FINANCING ARRANGEMENTS

     Senior Secured Notes. During 1997, the Company issued $14.5 million of 10.5% secured promissory notes maturing August 9, 2002; principal is payable semi-annually beginning February 9, 1998 and interest is payable quarterly. Interest expense was $473,667 and $351,021 and interest paid was $253,750 and $380,625 for the year ended December 31, 1997 and for the three months ended March 31, 1998, respectively. The Company must comply with certain restrictive covenants related to maintaining certain financial ratios, limitations on payments and additional indebtedness, limitations on mergers and liens, restrictions pertaining to the maintenance of material contracts, maintenance of insurance, restrictions on distributions to shareholders, and limitations on issuances of common stock; in addition, the Company must provide the lenders with various financial reports.

     Second Priority Senior Secured Notes. During 1997, the Company issued $8.9 million of 11% Second Priority Senior Secured Notes maturing in three equal annual installments beginning August 9, 2002; interest is payable quarterly. Interest expense was $304,577 and $244,750 and interest paid was $163,167 and $244,750 for the year ended December 31, 1997 and for the three months ended March 31, 1998, respectively. These notes possess identical restrictive covenants as the Senior Secured Notes. In connection with the issuance of these notes, the Company authorized the issuance of warrants evidencing rights to purchase 1,525,426 shares of the Company's no par value common stock at $5.90 per share subject to terms, conditions and adjustments set forth in the warrant agreement, at any time prior to August 9, 2004 (see Note 15). If the Company defaults in the payment of the principal of the notes, the expiration date of the warrants is extended to August 9, 2007. The common shares issuable upon the exercise of the warrants must be reserved and kept available out of the authorized common stock.

     Medium Priority Term Notes. During 1997, in connection with the purchase of BCS, the Company issued $5.7 million of Medium Priority Term Notes maturing in four equal annual installments of $1.425 million beginning August 15, 1998; interest is payable quarterly at the corporate base rate of the First Bank of Minnesota which was 8.5% at December 31, 1997. Interest expense was $150,733 and $121,125 and interest paid was $88,825 and $121,125 in 1997 and for the three months ended March 31, 1998, respectively.

     Convertible Subordinated Notes. During 1997, in connection with the purchase of BCS, the Company issued $4.8 million of 8.5% Convertible Subordinated Notes maturing in one installment on September 15, 2007; interest is payable quarterly. Interest expense was $126,933 and $102,000 and interest paid was $108,800 and $102,000 in 1997 and for the three months ended March 31, 1998, respectively. These notes are convertible into 813,559 shares of common stock, at $5.90 per share. The conversion feature is available to the creditors until these notes are paid in full by the Company.

     AAA Distribution. The Company made a special dividend distribution of $3,866,412 to shareholders of record on November 15, 1997 in the form of notes payable. The notes outstanding at December 31, 1997 of $3,263,144, mature November 15, 2007 and interest accrues quarterly at 8.5%. Interest expense incurred was $34,956 and $68,391 and interest paid was $0 and $69,342 in 1997 and for the three months ended March 31, 1998, respectively.

                               CLARK/BARDES, INC.

     At December 31, 1997, payments outstanding under all financing arrangements are as follows:

1998........................................................  $ 4,325,000
1999........................................................    4,325,000
2000........................................................    4,325,000
2001........................................................    4,325,000
2002........................................................    5,867,000
Thereafter..................................................   13,996,143
                                                              -----------
                                                              $37,163,143
                                                              ===========

7. STOCKHOLDERS' EQUITY

     During 1997, the Company repurchased common stock from certain principals and other stockholders. Under these agreements, 2,567,650 shares were repurchased at prices ranging from $4.20 to $6.00 per share. These shares are being held in treasury.

     The Company approved a financing arrangement in 1997 which allows certain key associates to purchase shares of common stock. During the year, pursuant to this arrangement, the Company issued 174,653 shares of common stock at $4.80 per share. The notes receivable under this arrangement are collateralized by the shares sold. Amounts due to the Company at December 31, 1997 for stock purchases were $465,588. Outstanding principal balances pay interest at 8.5% and mature in 2000 and 2003.

     In 1996, the Company negotiated an agreement to redeem 204,211 shares of common stock at a price of $4.50 per share in exchange for an agreement for provision of administrative services on certain life insurance policies which are administered by the Company on behalf of an affiliate. The shares were redeemed on January 4, 1996.

     A 1996 stock purchase agreement between the Company and a stockholder provided for the purchase of 919,343 shares at a price of $3.50 per share, which were redeemed on January 16, 1996.

8. BENEFIT PLANS

     Associate Stock Bonus/Stock Purchase Plan. The Associate Stock Bonus/Stock Purchase Plan for selected associates of the Company provides to each participant (i) a grant of 25,000 shares of stock and (ii) an option to purchase another 25,000 shares at a fixed price of $2.00 per share, after three years from the date of the agreement if certain criteria under the terms of the plan are satisfied. During 1997 and 1996, the Company issued 50,000 shares and 150,000 shares, respectively, and has recorded compensation expense of $190,000 and $172,500, respectively, in relation to the stock grants and options. As of December 31, 1997, this Plan is no longer available.

     Incentive Stock Option Plan. The Incentive Stock Option Plan provides certain employees options to purchase shares for $4.80 and $7.00 per share; 540,830 shares of common stock have been reserved for issuance under this plan and 190,830 shares had been granted under this program at December 31, 1997. The $7.00 options vest during the period from December 30, 1997 to March 1, 2000 while the $4.80 options vest during the period from March 1, 2000 to March 1, 2002. The options expire ten years from the grant date. In addition, the options are voided within 90 days of the employee's termination or one year from the date of death.

     Under this plan, participants purchased stock at $4.80 per share and receive a matching option with an exercise price of $4.80 per share in exchange for a promissory note and a security agreement; during 1997, 69,997 shares were issued under this program but none of the options were vested at December 31, 1997. Principal on the notes matures March 1, 2001, is due in four equal annual installments beginning March 1,

                               CLARK/BARDES, INC.

1998 and accrues interest at the Wall Street Journal Base corporate loan rate plus 1.5%. Total notes receivable outstanding under this program are $102,448.

     In addition to the Incentive Stock Option Plan, the Company granted stock options to a consultant in 1997 for the purchase of 100,000 shares at an exercise price of $4.80; no options were exercised during 1997 or vested at December 31, 1997.

     If the fair value of the stock compensation granted had been accounted for under SFAS 123, the proforma net income and diluted earnings per share for the year ended December 31, 1997 would have been approximately $4,190,000 and $0.98 per share. The effect of options on 1996 net income was not significant and no options were granted during the three month period ended March 31, 1998. For purposes of proforma disclosures, the estimated fair value of the options was determined using the Black-Scholes pricing model using assumptions for the expected life of the options (2.25 and 4.25 years), a risk-free interest rate of 6.5%, a volatility factor of 25% and no dividends. The effect on net income of the stock compensation expense for the year presented above is likely not representative of the effects on reported net income for future years.

     A summary of option activity is as follows:

                    OUTSTANDING OPTIONS                        TOTAL
                    -------------------                       --------
Outstanding at January 1, 1995..............................        --
Granted.....................................................        --
Exercised...................................................        --
Forfeited or canceled.......................................        --
                                                              --------
Outstanding at December 31, 1995............................        --
                                                              --------
Granted.....................................................   200,000
Exercised...................................................  (150,000)
Forfeited or canceled.......................................        --
                                                              --------
Outstanding at December 31, 1996............................    50,000
Granted.....................................................   290,830
Exercised...................................................   (50,000)
Forfeited or canceled.......................................        --
                                                              --------
Outstanding at December 31, 1997............................   290,830
                                                              ========

     Stock options outstanding and exercisable at December 31, 1997:

              OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
------------------------------------------------   -----------------------------
   NUMBER        WEIGHTED-AVG.     WEIGHTED-AVG.      NUMBER       WEIGHTED-AVG.
OUTSTANDING @      REMAINING         EXERCISE      EXERCISABLE @     EXERCISE
  12/31/97      CONTRACTUAL LIFE       PRICE         12/31/97          PRICE
-------------   ----------------   -------------   -------------   -------------
   140,830             10              $4.80          20,833           $4.80
   150,000             10              $7.00          25,000           $7.00

     Phantom Stock Agreement. The Company entered into a Phantom Stock Agreement, dated September 5, 1997 with a Principal of the Company. Under this agreement, the Principal is entitled to receive an award expressed in units ("Incentive Units") based upon the level of revenue received by the Company on certain sales generated by the Principal. The Principal will first be entitled to receive payments for the value of his Incentive Units on April 1, 2003 and every year thereafter until April 1, 2008. It is unlikely that the Principal will be entitled to any payments under the Phantom Stock Agreement because he has not achieved the required revenue performance levels.

                               CLARK/BARDES, INC.

     Savings Investment Plan. The Savings Investment Plan is a defined contribution profit sharing Plan qualifying under Section 401(k) of the Internal Revenue Code covering substantially all employees. Contributions are determined at the Company's discretion. Company contributions to the Plan were $75,282, $84,121, and $108,293 for the years ended December 31, 1995, 1996, and 1997, respectively, and $31,313 and $74,030 for the three months ended March 31, 1997 and 1998 (unaudited), respectively.

     Key Executive Life Insurance. The Company maintains and is the sole beneficiary of key man life insurance policies of $11 million and $7 million on its Chairman and Vice-Chairman, respectively, and policies ranging from $150,000 to $4 million on certain other key executives.

9. COMMITMENTS

  Leases

     The Company conducts operations from leased office facilities. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases; thus it is anticipated that future minimum lease commitments will not be less than the amount shown for the year ended December 31, 1997.

     Rental expense for the years ended December 31, 1995, 1996, and 1997 was $442,266, $476,750, and $476,033, respectively, and $108,466 and $188,607 for the three months ended March 31, 1997 and 1998 (unaudited), respectively.

     At December 31, 1997, approximate minimum rental commitments under all non-cancelable leases having terms in excess of a year are as follows:

1998........................................................   $  451,806
1999........................................................      445,787
2000........................................................      446,737
2001........................................................      148,430
                                                               ----------
                                                               $1,492,760
                                                               ==========

10. RELATED PARTY TRANSACTIONS

     The Company had accounts receivable of $122,996, $603,118, and $469,729, accounts payable of $1,893, $5,277, and $30,210 and accrued expenses of $996,460, $2,621,523, and $1,366,437 to related parties at December 31, 1996,
1997, and at March 31, 1998 (unaudited), respectively.

     The Company has entered into compensation and employment agreements with certain key employees. The agreements provide for an indefinite employment term, compensation, stock bonuses, expense reimbursements and participation in benefit plans and are subject to the employees' compliance with certain provisions. In addition an employee will be granted 52,500 shares of common stock if certain conditions are met.

     The Company and its Chairman are the parties to a certain agreement whereby the Chairman markets on behalf of the Company life insurance and administrative and consulting services. This agreement can be terminated by either party upon 90 days' written notice. The terms and conditions of this agreement are similar in all material respects to the terms and conditions of such agreements with other principal producers.

     The Company has transactions with affiliated entities. The Company provides services for affiliates and is reimbursed for these services at the Company's respective costs.

                               CLARK/BARDES, INC.

11. JOINT VENTURE

     During 1994, the Company entered into an agreement to jointly develop, implement, distribute and market certain products for the corporate owned life insurance market. All of the joint venture's net cash flow is distributed quarterly, as provided in the agreement. Cumulative distributions by the joint venture to the Company through December 31, 1997 exceed cumulative contributions made by the Company. Accordingly, quarterly distributions received by the Company have been recorded as other revenues in the accompanying statement of operations in the amount of $22,178, $40,392, and $310,293 in 1995, 1996, and
1997, respectively, and $54,143 and $63,646 for the three months ended March 31, 1997 and 1998 (unaudited), respectively.

12. EARNINGS PER SHARE

     The following table sets forth the computation of historical basic and diluted earnings per share:

                                                          HISTORICAL
                               ----------------------------------------------------------------
                                           DECEMBER 31,                       MARCH 31,
                               ------------------------------------   -------------------------
                                  1995         1996         1997         1997          1998
                               ----------   ----------   ----------   -----------   -----------
                                                                      (UNAUDITED)   (UNAUDITED)
Numerator:
  Net income.................  $2,217,796   $3,553,985   $4,233,889   $  200,307    $  183,176
Effect of dilutive
  securities:
  Interest on convertible
     debt (net of tax).......          --           --      125,036           --        *
                               ----------   ----------   ----------   ----------    ----------
Numerator for diluted
  earnings per share.........  $2,217,796   $3,553,985   $4,358,925   $  200,307    $  183,176
Denominator:
  Denominator for basic
     earnings per share --
     weighted-average
     shares..................   5,727,607    4,709,252    4,119,387    4,350,443     3,222,010
  Effect of dilutive
     securities:
     Stock options...........          --           --        4,299       26,528            --
     Convertible debt........          --           --      271,929           --        *
                               ----------   ----------   ----------   ----------    ----------
  Denominator for diluted
     earnings per share --
     adjusted
     weighted-average shares
     and assumed
     conversions.............   5,727,607    4,709,252    4,395,615    4,376,971     3,222,010
                               ==========   ==========   ==========   ==========    ==========
     Basic earnings per
       share.................  $     0.39   $     0.75   $     1.03   $     0.05    $     0.06
                               ==========   ==========   ==========   ==========    ==========
     Diluted earnings per
       share.................  $     0.39   $     0.75   $     0.99   $     0.05    $     0.06
                               ==========   ==========   ==========   ==========    ==========

---------------

* The effects of debt conversion have not been included as such effects would be antidilutive.

     The weighted average shares presented gives retroactive effect to a reverse
stock split ( 1/2 share for 1 share) that occurred on          , 1998. (See Note
15).

                               CLARK/BARDES, INC.

     The following table sets forth the computation of pro forma basic and diluted earnings per share (unaudited), giving effect to the S corporation to C corporation conversion described in Note 15:

                                                                      PRO FORMA
                                                              -------------------------
                                                              DECEMBER 31,   MARCH 31,
                                                                  1997          1998
                                                              ------------   ----------
                                                                     (UNAUDITED)
Numerator:
Numerator for basic earnings per share:
  Net income -- historical..................................  $ 4,233,889    $  183,176
Proforma adjustment:
  Income tax expense -- C corporation.......................   (1,700,000)      (74,000)
                                                              -----------    ----------
Numerator for pro forma basic earnings per share............    2,533,889       109,176
Effect of dilutive securities:
  Interest on convertible debt (net of tax).................      125,036        *
                                                              -----------    ----------
Numerator for pro forma diluted earnings per share..........  $ 2,658,925    $  109,176
Denominator:
Denominator for basic earnings per share -- historical......    4,119,387     3,222,010
Effect of dilutive securities:
  Stock options.............................................        4,299            --
  Convertible debt..........................................      271,929        *
                                                              -----------    ----------
Denominator for diluted earnings per share..................    4,395,615     3,222,010
                                                              -----------    ----------
Pro forma basic earnings per share..........................  $       .62    $      .03
                                                              ===========    ==========
Pro forma diluted earnings per share........................  $       .60    $      .03
                                                              ===========    ==========

---------------

* The effects of debt conversion have not been included as such effects would be antidilutive.

     Pro forma earnings per share reflect net income as if the Company had been a C corporation for the year ended December 31, 1997 and the three months ended March 31, 1998 and income taxes have been computed on that basis. (See Note 15).

13. SIGNIFICANT RISKS AND UNCERTAINTIES

     The United States Congress passed the Health Insurance Portability and Accountability Act of 1996 (the "1996 Act"), which contained provisions on interest deductions on loans under leveraged Corporate Owned Life Insurance
(COLI) policies. With limited exceptions under the 1996 Act, no deduction is allowed for interest paid or accrued on any indebtedness with respect to COLI policies. The major provisions of the 1996 Act include (a) grandfathering of contracts issued prior to June 21, 1986 with an interest rate cap; (b) a key person exemption with an interest rate cap; and (c) a three-year phase-out for other leveraged COLI policies (those not within the pre-1986 or key person exemptions) beginning in 1996. The Company receives a significant amount of revenue from leveraged COLI policies. The Company projects that operations will not be materially impacted in spite of the loss of leveraged COLI revenues, because it has significantly diversified its products.

     The Clinton Administration's 1999 budget proposal, issued in February 1998, contains a provision that would subject all business-owned life insurance to the interest disallowance rule by removing the employee exception. Although the Company believes this to be an adverse market condition, it believes all of its existing business would be fully grandfathered in the event the proposal moves into the legislative process. The Company believes, at the very least, a key person exemption would be included in future legislation.

                               CLARK/BARDES, INC.

14. INTERIM FINANCIAL DATA (UNAUDITED)

                                                                          QUARTER
                                                          ----------------------------------------
                                                          FIRST   SECOND   THIRD    FOURTH   TOTAL
                                                          -----   ------   ------   ------   -----
                                                            (IN MILLIONS, EXCEPT PER SHARE DATA)
Summary of Quarterly Results:
Revenue..........................................  1997   $ 5.5   $  5.8   $ 11.0   $27.1    $49.4
                                                   1996     5.7      7.0      5.3    15.2     33.2
                                                   1995     5.6      4.8      3.4    13.2     27.0
Pre-tax income (loss)............................  1997     0.2     (0.7)     0.7     4.1      4.3
                                                   1996     0.6      0.7      0.2     2.2      3.7
                                                   1995     0.5      0.0     (0.7)    2.5      2.3
Net income (loss)................................  1997     0.2     (0.7)     0.7     4.0      4.2
                                                   1996     0.6      0.7      0.2     2.1      3.6
                                                   1995     0.5      0.0     (0.7)    2.4      2.2
Basic earnings (loss) per share (historical).....  1997    0.05    (0.16)    0.20    0.94     1.03
                                                   1996    0.12     0.15     0.04    0.44     0.75
                                                   1995    0.10     0.00    (0.12)   0.42     0.39
Diluted earnings (loss) per share (historical)...  1997    0.05    (0.16)    0.19    0.81     0.99
                                                   1996    0.12     0.15     0.04    0.44     0.75
                                                   1995    0.10     0.00    (0.12)   0.42     0.39

15. SUBSEQUENT EVENTS

  Planned Initial Public Offering

     On June   , 1998, the Board of Directors authorized the registration of up
to        shares of the Company's common stock to be offered in a planned initial public offering of such stock. The proceeds from this offering are expected to be used to a) pay all amounts due under the 8.5% Medium Term Notes,
b) to extinguish warrants under the 11% Second Priority Senior Secured Notes, c) to consummate the pending acquisition (see below), d) to amend the Principal Office Agreement with the Company's Chairman, and e) for general corporate purposes, including working capital and possible future acquisitions.

  Reorganization

     In connection with the aforementioned planned Offering, the Company formed Clark/Bardes Holdings, Inc. (CBH) and Clark/Bardes, both Delaware corporations, in June 1998 to effect a reorganization. CBH was formed to be the holding company of Clark/Bardes (the successor corporation to Clark/Bardes, Inc.). CBH, Clark/Bardes and Clark/Bardes, Inc. (the Predecessor Company) entered into a Reorganization Agreement which provides for, among other things, (i) a merger of the Predecessor Company with and into Clark/Bardes with each stockholder of the Predecessor Company (the "Existing Stockholders") receiving one-half of one share of common stock for each share of Predecessor Company common stock held by such Existing Stockholder, (ii) a restructuring of Clark/Bardes' 10.5% Senior Secured Notes due August 2002 and 11.0% Second Priority Senior Secured Notes due August 2004 (such notes are collectively referred to as the "Restructured Notes"), (iii) the conversion of Clark/Bardes' 8.5% Convertible Subordinated Notes due September 2007 into 813,559 shares of common stock of the Predecessor Company common stock, (iv) an extinguishment by the Company of warrants representing the right to purchase 1,525,424 shares of common stock of the Predecessor Company, (v) a restructuring of a grant of the Predecessor Company's common stock to the Company's Chief Executive Officer and President, (vi) an amendment with respect to the amount of renewal revenue due to The Wamberg Organization under the Principal Office Agreement between Clark/Bardes and its Chairman, (vii) the incorporation of a Texas entity formed for the purpose of marketing certain insurance products within the state of Texas, and (viii) the termination of certain agreements.

                               CLARK/BARDES, INC.

  Termination of S Corporation Status and Stockholder Distribution

     Upon the consummation of the Reorganization described above, the Company will cease to be taxed as an S corporation and will become subject to federal and state income taxation as a C corporation. As an S corporation, the Company's income, whether or not distributed, was taxed at the stockholder level for federal and certain state tax purposes. At the effective date of change in tax status, the Company will record deferred taxes on its balance sheet for the difference between the tax bases and book bases of its assets and liabilities. If the Company's S corporation status had terminated as of December 31, 1997, the amount of the deferred tax liability would have been approximately $1.2 million. Pro forma earnings per share (see Note 12) includes the effects of this conversion. The Company and its existing stockholders also entered into a tax indemnification agreement.

     In connection with the termination of the Predecessor Company's S corporation status, the board of directors of the Predecessor Company declared a
dividend to the stockholders of record on           , 1998 in an amount equal to
approximately $3.2 million, or $1.00 per share (the "Stockholder Distribution Amount"). The Stockholder Distribution Amount may be (i) decreased if the amount of the Predecessor Company's "AAA Amount" is less than the Stockholder Distribution Amount or (ii) increased if the Stockholder Distribution Amount is less than 42.6% of the taxable income for the period beginning January 1, 1998 and ending on the date the Reorganization is consummated. The pro forma balance sheet at March 31, 1998 reflects the declaration of this stockholder dividend which is expected to be paid prior to the effectiveness of the Registration Statement filed in connection with the planned public offering discussed above.

  Stock Grant Restructuring

     The Company's President and CEO has an agreement whereby he will be granted 52,500 shares of the Predecessor Company's common stock if he is employed as the Company's CEO on July 1, 1998. As described above, in June 1998, this agreement was amended to provide that if he is employed as CEO on July 1, 1998, he will receive shares of common stock of CBH valued at $315,700 (estimated to be approximately 52,500 shares), $234,000 in cash and a fully vested option to
purchase           shares of CBH common stock exercisable at the initial public offering price.

  Pending Acquisition

     On May 29, 1998, the Predecessor Company entered into a letter of intent to acquire the business and substantially all of the assets of an unrelated party. The purchase price of the pending acquisition is $17 million of which $1.5 million was paid as a refundable deposit and $15.5 is a payable in cash at the closing. The consummation of the acquisition is subject to numerous conditions including consummation of the aforementioned offering and obtaining regulatory approvals, among others. The consummation of this pending acquisition must occur on or prior to October 1, 1998.

                       BANK COMPENSATION STRATEGIES GROUP

                                 BALANCE SHEET
                                AUGUST 31, 1997
                                   UNAUDITED

                                     ASSETS

Current Assets
  Cash......................................................  $1,630,651
  Accounts receivable:
     Commissions............................................     773,608
     Related parties........................................      40,022
  Prepaid expenses..........................................      30,544
                                                              ----------
                                                               2,474,825
Furniture and Fixtures, less accumulated depreciation of
  $302,362..................................................     189,325
                                                              ----------
                                                              $2,664,150
                                                              ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable..........................................  $  368,369
  Accrued expenses..........................................   1,640,318
  Amount payable under consulting agreement.................     361,598
  Due to related parties....................................      65,877
  Earnest money deposit.....................................     500,000
                                                              ----------
                                                               2,936,162
                                                              ----------
Stockholders' Equity
  Common stock, par value $0.01 per share; 1,000,000 shares
     authorized; 10,000 shares issued and outstanding.......         100
  Additional paid-in capital................................       9,900
  Accumulated deficit.......................................    (282,012)
                                                              ----------
                                                                (272,012)
                                                              ----------
                                                              $2,664,150
                                                              ==========

                       BANK COMPENSATION STRATEGIES GROUP

                              STATEMENT OF INCOME
                       EIGHT MONTHS ENDED AUGUST 31, 1997
                                   UNAUDITED

Commissions earned..........................................  $12,808,974
Commissions expense.........................................    8,732,534
                                                              -----------
  Net commission revenue....................................    4,076,440
General and administrative expense..........................    3,460,270
                                                              -----------
  Operating income..........................................      616,170
                                                              -----------
Nonoperating income:
  Other income..............................................       28,003
                                                              -----------
          Net income........................................  $   644,173
                                                              ===========

                       STATEMENT OF SHAREHOLDERS' EQUITY
                       EIGHT MONTHS ENDED AUGUST 31, 1997
                                   UNAUDITED

                                                COMMON STOCK     ADDITIONAL
                                               ---------------    PAID-IN     RETAINED
                                               SHARES   AMOUNT    CAPITAL     EARNINGS      TOTAL
                                               ------   ------   ----------   ---------   ---------
Balance December 31, 1996....................  10,000    $100      $9,900     $      --   $  10,000
Net income...................................      --      --          --       644,173     644,173
Distribution declared........................      --      --          --      (926,185)   (926,185)
                                               ------    ----      ------     ---------   ---------
Balance August 31, 1997......................  10,000    $100      $9,900     $(282,012)  $(272,012)
                                               ======    ====      ======     =========   =========

                       BANK COMPENSATION STRATEGIES GROUP

                            STATEMENT OF CASH FLOWS
                       EIGHT MONTHS ENDED AUGUST 31, 1997
                                   UNAUDITED

Cash Flows From Operating Activities
  Net income................................................  $   644,173
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................       48,824
     Changes in operating assets and liabilities:
       Decrease in commissions and related-party
        receivable..........................................      403,360
       Increase in prepaid expenses.........................      (12,125)
       Increase in accounts payable and accrued expenses....    1,318,490
                                                              -----------
          Net cash provided by operating activities.........    2,402,722
                                                              -----------
Cash Flows From Investing Activities
  Purchases of furniture and fixtures.......................     (106,315)
                                                              -----------
          Net cash (used in) investing activities...........     (106,315)
                                                              -----------
Cash Flows From Financing Activities
  Principal payments on notes payable.......................     (461,687)
  Distributions paid to stockholders........................     (926,185)
                                                              -----------
          Net cash used in financing activities.............   (1,387,872)
                                                              -----------
          Increase in cash and cash equivalents.............      908,535
Cash and Cash Equivalents
  Beginning.................................................      722,116
                                                              -----------
  Ending....................................................  $ 1,630,651
                                                              ===========

                       BANK COMPENSATION STRATEGIES GROUP

                   FOOTNOTE TO UNAUDITED FINANCIAL STATEMENTS
                       EIGHT MONTHS ENDED AUGUST 31, 1997

     The financial statements as of August 31, 1997 and for the eight months then ended have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position as of August 31, 1997 and the results of operations and cash flows for the eight months ended August 31, 1997 have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or eliminated.

     The results of operations for the eight months ended August 31, 1997 are not necessarily indicative of the results to be expected for any future interim period or for the year ending December 31, 1997.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bank Compensation Strategies Group
Bloomington, Minnesota

     We have audited the accompanying balance sheets of Bank Compensation Strategies Group as of December 31, 1996 and 1995, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank Compensation Strategies Group as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                            McGLADREY & PULLEN, LLP

St. Paul, Minnesota
February 18, 1997

                       BANK COMPENSATION STRATEGIES GROUP

                                 BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                     ASSETS

                                                                 1996         1995
                                                              ----------   ----------
Current Assets
  Cash and cash equivalents (Note 3)........................  $  722,114   $  165,195
  Accounts receivable:
     Commissions............................................   1,324,431      694,605
     Related parties (Note 4)...............................       3,002       68,964
  Prepaid expenses..........................................      18,419        8,047
                                                              ----------   ----------
                                                               2,067,966      936,811
Furniture and Fixtures, less accumulated depreciation
  1996 -- $253,836; 1995 -- $197,474........................     131,837      114,253
                                                              ----------   ----------
                                                              $2,199,803   $1,051,064
                                                              ==========   ==========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Notes payable to stockholders (Note 2)....................  $  461,687   $  279,599
  Accounts payable..........................................     488,134      222,931
  Accrued expenses:
     Compensation...........................................     956,452      309,695
     Other..................................................     190,365      105,599
  Due to related parties (Note 4)...........................      93,165      123,240
                                                              ----------   ----------
                                                              $2,189,803   $1,041,064
                                                              ----------   ----------
Commitments, Contingencies, and Credit Risk (Notes 3, 5, and
  6)
Stockholders' Equity (Notes 5 and 6)
  Common stock. par value $0.01 per share; 1,000,000 shares
  authorized; 10,000 shares issued and outstanding..........         100          100
  Additional paid-in capital................................       9,900        9,900
                                                              ----------   ----------
                                                                  10,000       10,000
                                                              ----------   ----------
                                                              $2,199,803   $1,051,064
                                                              ==========   ==========

                       See Notes to Financial Statements.

                       BANK COMPENSATION STRATEGIES GROUP

                              STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                 1996          1995
                                                              -----------   -----------
Commissions earned (Note 3).................................  $15,248,629   $11,293,822
Commissions expense.........................................   10,183,581     7,107,506
                                                              -----------   -----------
  Net commission revenue....................................    5,065,048     4,186,316
General and administrative expense (Notes 4 and 5)..........    3,535,573     2,897,264
                                                              -----------   -----------
  Operating income..........................................    1,529,475     1,289,052
Nonoperating income (expense):
  Interest income...........................................       29,567        22,372
  Interest expense..........................................           --        (4,688)
  Other expense, net........................................       (2,119)       (2,137)
                                                              -----------   -----------
          Net income........................................  $ 1,556,923   $ 1,304,599
                                                              ===========   ===========

                       See Notes to Financial Statements.

                       BANK COMPENSATION STRATEGIES GROUP

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                           COMMON STOCK     ADDITIONAL
                                          ---------------    PAID-IN      RETAINED
                                          SHARES   AMOUNT    CAPITAL      EARNINGS        TOTAL
                                          ------   ------   ----------   -----------   -----------
Balance December 31, 1994...............  10,000    $100      $9,900     $        --   $    10,000
  Net income............................      --      --          --       1,304,599     1,304,599
  Distributions declared................      --      --          --      (1,304,599)   (1,304,599)
                                          ------    ----      ------     -----------   -----------
Balance, December 31, 1995..............  10,000     100       9,900              --        10,000
  Net income............................      --      --          --       1,556,923     1,556,923
  Distributions declared................      --      --          --      (1,556,923)   (1,556,923)
                                          ------    ----      ------     -----------   -----------
Balance December 31, 1996...............  10,000    $100      $9,900     $        --   $    10,000
                                          ======    ====      ======     ===========   ===========

                       See Notes to Financial Statements.

                       BANK COMPENSATION STRATEGIES GROUP

                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                 1996          1995
                                                              -----------   -----------
Cash Flows From Operating Activities
  Net Income................................................  $ 1,556,923   $ 1,304,599
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................       56,362        49,957
     Changes in operating assets and liabilities:
       Increase in commissions and related-party
        receivable..........................................     (563,864)     (259,018)
       Increase in prepaid expenses.........................      (10,372)       (4,641)
       Increase in accounts payable and accrued expenses....      996,726        40,766
       Increase (decrease) in due to related parties........      (30,075)       19,306
       Decrease in deferred compensation....................           --       (69,678)
                                                              -----------   -----------
          Net cash provided by operating activities.........    2,005,700     1,081,291
                                                              -----------   -----------
Cash Flows From Investing Activities
  Purchases of furniture and fixtures.......................      (73,946)      (62,565)
  Decrease in cash value of life insurance..................           --        63,661
                                                              -----------   -----------
          Net cash provided by (used in) investing
            activities......................................      (73,946)        1,096
                                                              -----------   -----------
Cash Flows From Financing Activities
  Principal payments on notes payable.......................     (279,599)     (468,474)
  Distributions paid to stockholders........................   (1,095,236)   (1,025,000)
                                                              -----------   -----------
          Net cash used in financing activities.............   (1,374,835)   (1,493,474)
                                                              -----------   -----------
          Increase (decrease) in cash and cash
            equivalents.....................................      556,919      (411,087)
Cash and Cash Equivalents
  Beginning.................................................      165,195       576,282
                                                              -----------   -----------
  Ending....................................................  $   722,114   $   165,195
                                                              ===========   ===========
Supplemental Schedule of Noncash Financing Activities
  Distributions to stockholders in the form of notes payable
     (Note 2)...............................................  $   461,687   $   279,599
                                                              ===========   ===========

                       See Notes to Financial Statements.

                       BANK COMPENSATION STRATEGIES GROUP

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Nature of business: Bank Compensation Strategies Group (Company) is engaged in the business of designing and marketing insurance-funded executive compensation plans in the banking industry. The Company also provides administrative support for those plans once in place.

     Basis of financial statement presentation and accounting estimates: The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

     Fair value of financial instruments: The book value of cash, accounts receivable, accounts payable, and other financial instruments approximate their fair value principally because of the short-term nature of these instruments. The carrying value of the Company's Notes payable would not differ significantly from its fair value.

     Cash, cash equivalents, and cash flows: For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and in banks and money market funds.

     Depreciation: Depreciation is provided using the straight-line method over two to five years.

     Income tax status: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws (S Corporation), which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

     Commissions: Commissions on new compensation plans are recognized as revenue upon successful completion of the individual plans. This generally occurs when the banking organization implementing the plan transfers funds to the insurance company for the purchase of a life insurance contract. Revenue is recognized on plan renewals on the anniversary dates of the life insurance contract. The Company is only required to recognize a liability upon the cancellation of an insurance contract if it occurs within the first year of the contract.

     Salary reduction 401(k) plan: The Company sponsors a 401(k) plan which covers substantially all the employees who are eligible as to age and length of service. A participant may elect to make contributions of up to 5 percent of the participant's annual compensation. The Company makes matching contributions of 25 percent of each participant's contribution. The participants may elect to make additional contributions up to 10 percent of their annual compensation without matching contributions by the Company.

     Distributions: Because of its S Corporation election, the liability for federal and state taxes on the Company's income rests with its stockholders. The Company has in the past and intends in the future to make distributions to fund the stockholders' income tax obligations applicable to the aforementioned federal and state taxes.

2. NOTES PAYABLE TO STOCKHOLDERS

     The Company has noninterest-bearing unsecured notes payable to stockholders of $461,687 and $279,599 at December 31, 1996 and 1995, respectively.

                       BANK COMPENSATION STRATEGIES GROUP

3. COMMITMENTS, CONTINGENCIES, AND CREDIT RISK

     Lease commitments: The Company leases its facility under a noncancelable four-year operating lease which is personally guaranteed by the majority stockholder. Included in the minimum lease payments is the Company's pro rata share of estimated real estate taxes and operating expenses, which are subject to change each year based on the actual amount of these expenses. Future minimum rental payments on the lease are as follows:

Years ending December 31:
  1997......................................................  $157,500
  1998......................................................    65,600
                                                              --------
                                                              $223,100
                                                              ========

     Rent expense for the years ended December 31, 1996 and 1995 approximated $133,000 and $121,000. respectively.

     Financial instruments with concentrations of credit risk:

     Concentration over insured limits: The nature of the Company's business requires that it maintain amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

     The executive compensation plans sold by the Company are underwritten primarily by five insurance companies. Substantially all of the commission revenues earned and receivables due are from these companies.

4. RELATED-PARTY TRANSACTIONS

     The Company has various transactions with stockholders and LHH & Co. throughout the year. LHH & Co. is related through common ownership. These transactions include payments for sales representative bonuses, consulting fees, and employee compensation.

     Amounts due to and from related parties at December 31, 1996, are summarized as follows:

                                                              DUE FROM    DUE TO
                                                              --------    -------
LHH & Co....................................................   $3,002     $
Stockholders................................................       --      93,165
                                                               ------     -------
                                                               $3,002     $93,165
                                                               ======     =======

     Payments to LHH & Co. for consulting fees amounted to $36,000 in both 1996 and 1995.

5. INCOME AND APPRECIATION RIGHTS AGREEMENT AND STOCK PURCHASE AGREEMENT

     In 1991, the Company entered into an agreement with an individual which granted certain income and appreciation rights to this individual in exchange for his continued service to the Company. This agreement is cancelable by either party at any time. The income and appreciation rights for this individual became vested as of January 1, 1996, and expense of $77,848. attributable to 1996, was recorded.

                       BANK COMPENSATION STRATEGIES GROUP

6. STOCK OPTION AGREEMENT

     On January 1, 1994, a 12-year stock option agreement was entered into between the Company, its majority stockholders, and one of its minority stockholders. This agreement requires the Company to pay a bonus of 50 percent of its earnings in excess of $750,000 a year to a minority stockholder (purchasing stockholder) in exchange for services to the Company. In 1996 and 1995, the purchasing stockholder waived this provision in the agreement in exchange for an adjusted purchase price on the acquisition of stock from the majority stockholder (the selling stockholder). In addition, the terms of the agreement provide that in the event the purchasing stockholder desires to sell his shares, the selling stockholder has the right of first refusal but is not required to purchase the shares.

             ======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                         ------------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    1
Risk Factors...........................    7
The Reorganization.....................   14
Pending Acquisition....................   15
Use of Proceeds........................   16
Dividend Policy........................   16
Dilution...............................   16
Capitalization.........................   18
Selected Historical and Pro Forma
  Financial Information................   19
Unaudited Pro Forma Financial
  Information..........................   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   24
Business...............................   33
Management.............................   43
Principal Stockholders.................   50
Certain Relationships and Related
  Transactions.........................   51
Description of Capital Stock...........   52
Shares Eligible for Future Sale........   55
Underwriting...........................   56
Legal Matters..........................   57
Experts................................   57
Available Information..................   58
Glossary...............................   59
Financial Statements...................  F-1

     UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ======================================================
             ======================================================

                                                 SHARES

                               CLARK BARDES LOGO
                                  COMMON STOCK
                         ------------------------------
                                   PROSPECTUS
                         ------------------------------
                            BEAR, STEARNS & CO. INC.

                               PIPER JAFFRAY INC.

                               CONNING & COMPANY
                                           , 1998

             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions are set forth in the following table. The Company will pay all expenses of issuance and distribution. Each amount, except for the SEC, NYSE and NASD fees, is estimated.

SEC registration fees.......................................   $16,962
NASD filing fees............................................   $ 6,250
New York Stock Exchange application and listing fees........   $     *
Transfer agent's and registrar's fees and expenses..........   $     *
Printing and engraving expenses.............................   $     *
Legal fees and expenses.....................................   $     *
Accounting fees and expenses................................   $     *
Blue sky fees and expenses..................................   $     *
Miscellaneous...............................................   $     *
                                                               -------
          Total.............................................   $     *
                                                               =======

---------------

* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     CBH's Certificate of Incorporation provides that CBH shall, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

     Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     CBH's Bylaws provide for indemnification by CBH of its directors, officers and certain non-officer employees under certain circumstances against expenses (including attorneys fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of CBH if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of CBH, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful. CBH's Certificate of Incorporation also provides that, to the fullest extent permitted by the DGCL, no director shall be personally liable to CBH or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors.

     Expenses for the defense of any action for which indemnification may be available may be advanced by CBH under certain circumstances. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses. CBH's directors and officers will be covered by liability insurance indemnifying them against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1995, the Predecessor Company issued and sold the following unregistered securities:

          (1) On November 17, 1997, the Predecessor Company issued 1.1 million
     shares of Common Stock for $          . This issuance was exempt from
     registration under Section 4(2) of the Securities Act.

          (2) [OPTION GRANTS] On                , the Predecessor Company
     granted options to purchase an aggregate of 381,659 shares of Common Stock to employees and officers of the Company under its Stock Option Plan. Options to purchase 81,659 and 300,000 shares of Common Stock were granted at an exercise price of $2.40 per share and $3.50 per share respectively. These issuance were exempt from registration under Section 4(2) of, and Rule 701 promulgated under, the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

        EXHIBIT
          NO.                                      EXHIBITS
        -------                                    --------
         *1.1            -- Form of Underwriting Agreement.
         *2.1            -- Reorganization Agreement
          2.2            -- Letter of Intent, dated May 29, 1998, from Clark/Bardes,
                            Inc. and the Schoenke Companies.
          2.3            -- Asset Purchase Agreement, dated September 5, 1997, among
                            Clark/Bardes, Inc., Bank Compensation Strategies, Inc.
                            et.al.
          3.1            -- Certificate of Incorporation of CBH.
          3.2            -- Bylaws of CBH.
         *4.1            -- Specimen Certificate for shares of Common Stock of the
                            Company.
         *5              -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
         10.1            -- Clark/Bardes Holdings, Inc. Stock Option Agreement
         10.2            -- Administration and Services Agreement, by and between
                            Clark/Bardes, Inc. and Clark/Bardes Agency of Ohio, Inc.
         10.3            -- Administration and Services Agreement, by and between
                            Clark/Bardes, Inc. and Clark/Bardes Securities, Inc.
         10.4            -- Administration and Services Agreement, by and between
                            Clark/Bardes, Inc. and Clark/Bardes, Inc. of Pennsylvania
         10.5            -- Principal Office Agreement, dated July 29, 1993, by and between W.T. Wamberg and Clark/Bardes, Inc.
         10.6            -- Buy-Sell Agreement for Clark/Bardes Agency of Ohio, Inc.,
                            dated April 1996, by and between Clark/Bardes Securities,
                            Inc., Clark/Bardes Agency of Ohio, Inc. and Robert
                            Kelleher.

        EXHIBIT
          NO.                                      EXHIBITS
        -------                                    --------
         10.7            -- Note and Warrant Purchase Agreement, dated September 8,
                            1997, by and between Clark/Bardes, Inc. and Great-West,
                            AEGON and Nationwide.
         10.8            -- Note Agreement, dated September 8, 1997, by and between
                            Clark/Bardes, Inc., Great-West, AEGON and Nationwide.
         10.9            -- Form of Common Stock Purchase Warrant, dated September 8,
                            1997
         10.10           -- Form of 11.00% Secured Priority Senior Secured Note Due
                            August 2004.
         10.11           -- Form of 10.50% Senior Secured Note Due August 2004.
         10.12           -- Convertible Subordinated Note, dated September 1997
         10.13           -- Medium Term Note, dated September 1997
         10.14           -- Stock Purchase Agreement, dated August 22, 1997, by and among Clark/Bardes, Inc., Malcolm N. Briggs, Stephen J.
                            Cochlan, G.F. Pendleton, and Don R. Teasley
         10.15           -- Stock Purchase Agreement, dated August 1997, by and among
                            Clark/Bardes, Inc. and Henry J. Smith.
         10.16           -- Lease Agreement, dated April 24, 1998, by and between
                            Northland Center Limited Partnership and Clark/Bardes,
                            Inc.
         10.17           -- Lease Agreement, dated December 30, 1994, by and between
                            C-W#5, Ltd. and Clark/Bardes, Inc.
         10.18           -- Clark/Bardes, Inc. Stock Option Plan
         16              -- Letter regarding Change in Certifying Accountant.
         23.1            -- Consent of Ernst & Young LLP.
         23.2            -- Consent of Lane Gorman Trubitt, L.L.P.
         23.3            -- Consent of McGladrey & Pullen, LLP
        *23.4            -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            (included in its opinion filed as Exhibit 5 hereto).
         24              -- Power of Attorney (included on signature page of the
                            Registration Statement as initially filed).
         27              -- Financial Information Schedule (included in SEC-filed
                            copy only).

---------------

* To be filed by amendment

     (b) Financial Statement Schedules

     None.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to Item 14 herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas,
State of Texas, on June   , 1998.

                                            CLARK/BARDES ORGANIZATION, INC.

                                            By:     /s/ MELVIN G. TODD

                                              ----------------------------------
                                                Melvin G. Todd, President and
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

     The undersigned directors and officers of Clark Bardes hereby constitute and appoint Melvin G. Todd and Thomas M. Pyra, with full power to act and with full power of substitution and resubstitution, our true and lawful attorney-in-fact and agent with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement and to file the same, with all exhibits and other documents relating thereto and any registration statement relating to any offering made pursuant to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act with the Securities and Exchange Commission and hereby ratify and confirm all that such attorney-in-fact or his substitute shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act this Registration Statement has been signed by the following persons in the capacities indicated
on June   , 1998:

                      SIGNATURE                                             TITLE
                      ---------                                             -----

                  /s/ W. T. WAMBERG                           Chairman of the Board and Director
-----------------------------------------------------
                    W. T. Wamberg

                 /s/ MELVIN G. TODD                           President, Chief Executive Officer
-----------------------------------------------------           (principal executive officer)
                   Melvin G. Todd                                        and Director

                 /s/ THOMAS M. PYRA                                Chief Financial Officer
-----------------------------------------------------           (principal Accounting officer)
                   Thomas M. Pyra

             /s/ LAWRENCE H. HENDRICKSON                                   Director
-----------------------------------------------------
               Lawrence H. Hendrickson

                                                                           Director
-----------------------------------------------------
                  Randolph Pohlman

                                                                           Director
-----------------------------------------------------
                 L. William Seidman

                                 EXHIBIT INDEX

        EXHIBIT
          NO.                                      EXHIBITS
        -------                                    --------
         *1.1            -- Form of Underwriting Agreement.
         *2.1            -- Reorganization Agreement
          2.2            -- Letter of Intent, dated May 29, 1998, from Clark/Bardes,
                            Inc. and the Schoenke Companies.
          2.3            -- Asset Purchase Agreement, dated September 5, 1997, among
                            Clark/Bardes, Inc., Bank Compensation Strategies, Inc.,
                            et. al.
          3.1            -- Certificate of Incorporation of CBH.
          3.2            -- Bylaws of CBH.
         *4.1            -- Specimen Certificate for shares of Common Stock of the
                            Company.
         *5              -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
         10.1            -- Clark/Bardes Holdings, Inc. Stock Option Agreement
         10.2            -- Administration and Services Agreement, by and between
                            Clark/Bardes, Inc. and Clark/Bardes Agency of Ohio, Inc.
         10.3            -- Administration and Services Agreement, by and between
                            Clark/Bardes, Inc. and Clark/Bardes Securities, Inc.
         10.4            -- Administration and Services Agreement, by and between
                            Clark/Bardes, Inc. and Clark/Bardes, Inc. of Pennsylvania
         10.5            -- Principal Office Agreement, dated July 29, 1993, by and between W.T. Wamberg and Clark/Bardes, Inc.
         10.6            -- Buy-Sell Agreement for Clark/Bardes Agency of Ohio, Inc.,
                            dated April 1996, by and between Clark/Bardes Securities,
                            Inc., Clark/Bardes Agency of Ohio, Inc. and Robert
                            Kelleher.
         10.7            -- Note and Warrant Purchase Agreement, dated September 8,
                            1997, by and between Clark/Bardes, Inc. and Great-West,
                            AEGON and Nationwide.
         10.8            -- Note Agreement, dated September 8, 1997, by and between
                            Clark/Bardes, Inc., Great-West, AEGON and Nationwide.
         10.9            -- Form of Common Stock Purchase Warrant, dated September 8,
                            1997
         10.10           -- Form of 11.00% Secured Priority Senior Secured Note Due
                            August 2004.
         10.11           -- Form of 10.50% Senior Secured Note Due August 2004.
         10.12           -- Convertible Subordinated Note, dated September 1997
         10.13           -- Medium Term Note, dated September 1997
         10.14           -- Stock Purchase Agreement, dated August 22, 1997, by and among Clark/Bardes, Inc., Malcolm N. Briggs, Stephen J.
                            Cochlan, G.F. Pendleton, and Don R. Teasley
         10.15           -- Stock Purchase Agreement, dated August 1997, by and among
                            Clark/Bardes, Inc. and Henry J. Smith.
         10.16           -- Lease Agreement, dated April 24, 1998, by and between
                            Northland Center Limited Partnership and Clark/Bardes,
                            Inc.
         10.17           -- Lease Agreement, dated December 30, 1994, by and between
                            C-W#5, Ltd., and Clark/Bardes, Inc.
         10.18           -- Letter of Agreement to Purchase Warrants, dated June 11,
                            1998 to Nationwide
         10.19           -- Letter of Agreement to Purchase Warrants, dated June 11, to AEGON

        EXHIBIT
          NO.                                      EXHIBITS
        -------                                    --------
         10.20           -- Letter of Agreement to Purchase Warrants, dated June 11,
                            1998 to Great-West
         16              -- Letter regarding Change in Certifying Accountant.
         23.1            -- Consent of Ernst & Young LLP.
         23.2            -- Consent of Lane Gorman Trubitt, L.L.P.
         23.3            -- Consent of McGladrey & Pullen, LLP
        *23.4            -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            (included in its opinion filed as Exhibit 5 hereto).
         24              -- Power of Attorney (included on signature page of the
                            Registration Statement as initially filed).
                            Registration Statement as initially filed).
         27              -- Financial Information Schedule (included in SEC-filed
                            copy only).

---------------

* To be filed by amendment